2025

ANNUAL REPORT



Building Great Experiences Together.

Key Brands



Aristokraft
Bertch
Diamond
Dura Supreme Cabinetry
Homecrest Cabinetry
Kemper Cabinets
KitchenCraft Cabinetry
Mantra
Omega Cabinetry
Schrock
Starmark Cabinetry
Thomasville Cabinetry

MASTERBRAND BY THE NUMBERS

#1
North American Residential Cabinet Manufacturer

$2.7B
Net Sales

7,900+
Dealer Network

12,500+
Associates

20+
Manufacturing Facilities and Offices

DEAR SHAREHOLDERS,

2025 was a year defined by execution in a challenging environment. Against three consecutive years of end-market softness and evolving trade dynamics, demand and margins remained under pressure, reinforcing the importance of focus, discipline, and operational rigor. Rather than waiting for conditions to improve, our teams concentrated on what we could control: executing our strategy, aligning the business with demand, and investing thoughtfully in the systems and capabilities that support better service and efficiency, positioning us to capture opportunity when demand inevitably returns.



The MasterBrand Way, our business system, was a critical enabler in 2025. Built and strengthened over multiple years, it has become a foundational operating discipline that helps us make better decisions faster and execute consistently, even when conditions are uncertain. In a year characterized by shifting trade and cost dynamics and uneven demand, this data-driven framework helped us respond decisively across the organization.

In doing so, we also strengthened engagement with our customers. By aligning teams around common tools, metrics, and problem-solving routines, we were able to respond more quickly as demand patterns shifted, maintaining service levels, improving reliability, and reinforcing customer relationships.

STRATEGIC INITIATIVES

Our priorities throughout the year were clear: mitigating external pressures, generating cash, and continuing to advance our strategic initiatives. We made meaningful progress on the operational focus areas most critical to MasterBrand, with particular emphasis on integration execution and effective complex trade environment management.

We progressed the integration of Supreme according to plan, delivering cost efficiencies while further aligning processes and operations. In parallel, we dedicated significant effort to preparing for the pending combination with American Woodmark. This work has been focused on laying the foundation for a coordinated and scalable operating model and aligning teams around a shared culture, positioning the organization for effective integration and long-term success, following regulatory approval and the closure of the transaction.

Tariffs remained a material challenge throughout the year. Our teams executed coordinated and multifaceted mitigation efforts, demonstrating resilience and agility in the face of shifting trade dynamics. While tariffs created pressure, our proactive approach helped manage their impact while maintaining stability, supporting customers, and enabling the organization to adapt.

Together, these efforts strengthened our operating foundation and reinforced our ability to execute in a complex environment. They also highlighted the importance of our people, systems, and culture in delivering consistent results and building a long-term competitive advantage.

PEOPLE AND CULTURE

Our associates are the foundation of our success, and their commitment and resilience were central to how we navigated the year. Even as market conditions remained challenging, our teams stayed focused on serving customers, adapting as demand shifted, and advancing important operational priorities across the business.

To support that performance, we continued investing in leadership development and strengthening our Lean culture, reinforcing the problem-solving routines and accountability that drive continuous improvement. We also remained committed to maintaining high standards of safety, performance, and integrity, which help create clarity and alignment across the organization.

Beyond our operations, we remained committed to giving back to the local communities where our associates live and work. In 2025, we supported Habitat for Humanity's Jimmy & Rosalynn Carter Work Project as the exclusive cabinet provider, helping expand access to safe and affordable housing. We are proud of our deep domestic North American manufacturing roots and a culture grounded in teamwork, craftsmanship, and shared purpose.

LONG-TERM CONFIDENCE

While trade and demand dynamics remain challenging, we are confident they will normalize over time. When the market improves, we believe MasterBrand will be stronger because of the deliberate actions we took in 2025: staying disciplined on execution, continuing to invest in our people and capabilities, and advancing the work that supports long-term growth.

We are committed to creating sustainable, long-term value for our customers, associates, and shareholders. We believe the progress we made this year strengthens our foundation and positions MasterBrand to emerge from this cycle with greater scale, efficiency, and resilience.

R. David Banyard, Jr.
President and Chief Executive Officer



Net Sales (In Billions)

2021	2022	2023	2024	2025
$2.9	$3.3	$2.7	$2.7	$2.7



Net Income (In Millions)

2021	2022	2023	2024	2025
$183	$155	$182	$126	$27
6%	5%	7%	5%	1%

— Net Income Margin



Adjusted EBITDA* (In Millions)

2021	2022	2023	2024	2025
$304	$367	$383	$364	$298
11%	11%	14%	13%	11%

— Adjusted EBITDA Margin*

* Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

CFO FINANCIAL REVIEW

Our 2025 results reflected a complex financial backdrop and ongoing contraction across key housing-related end markets. Despite this pressure, MasterBrand outperformed relative to underlying market trends through pricing actions and share gains in areas where our service levels, portfolio breadth, and operating discipline differentiated the business.

Throughout the year, we maintained a strong focus on cash generation, recognizing its importance in navigating market volatility and supporting long-term value creation. We are committed to generating cash in excess of net income over time, consistent with our long-term objectives.

We managed working capital and capital spending with discipline to preserve financial flexibility and support thoughtful capital allocation, funding integration activities, targeted technology investments, and footprint optimization, while maintaining appropriate liquidity.

Balance sheet management remained a priority, emphasizing prudent leverage, ample liquidity, and financial resilience. We are committed to disciplined de-leveraging over time while maintaining flexibility to support strategic priorities and future growth opportunities.

Integration and Synergy Realization Progress

The integration of Supreme continued according to plan. As the anniversary of the transaction passed, integration efforts shifted increasingly toward execution and optimization, with progress made across manufacturing footprint alignment, procurement, and operating processes. These actions contributed to cost efficiencies despite a challenging volume environment and further validated the rigor and repeatability of our integration playbook. In parallel, we advanced integration planning and preparedness related to the pending American Woodmark transaction. This work has been grounded in the same disciplined approach applied to Supreme, with a focus on procurement, overhead, and manufacturing network efficiencies, as well as cultural alignment.

Tariff Mitigation

Tariffs represented a significant headwind throughout the year. In response, we developed and initiated execution of a comprehensive mitigation strategy spanning sourcing flexibility, operational adjustments across our manufacturing network, and consistent



Cash from Operating Activities (In Millions)

$148 $236 $406 $292 $196
2021 2022 2023 2024 2025

Free Cash Flow* (In Millions)

$97 $180 $348 $211 $118
2021 2022 2023 2024 2025

* Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

surcharge methodologies designed to provide transparency for customers. These actions offset a substantial portion of the impact and demonstrated our ability to manage complexity, move quickly, and maintain operational stability amid evolving trade conditions.

Financial Stewardship Through Volatility

Disciplined financial stewardship guided our decisions throughout 2025. We remained focused on controllables, maintaining balance sheet strength and preparing for our future post-merger, while navigating a dynamic external landscape. Despite challenging conditions, we are confident that the disciplined decisions we made throughout 2025 position the business for improved performance as market conditions stabilize and demand returns.

Andi Simon

Executive Vice President and Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-41545

MasterBrand, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**88-3479920**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3300 Enterprise Parkway, Suite 300	
Beachwood, Ohio	**44122**
(Address of Principal Executive Offices)	(Zip Code)

877-622-4782
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**MBC**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant at June 29, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was $1,336,014,734.

The registrant had outstanding 127,537,368 shares of common stock as of February 11, 2026.

DOCUMENTS INCORPORATED BY REFERENCE:
Certain information from the registrant's definitive proxy statement for its 2025 Annual Meeting of Shareholders scheduled to be held on June 4, 2026 will be herein incorporated by reference into Part III of this report.

Table of Contents

PART I

Item 1.   Business

MasterBrand, Inc. ("we," "us," "our," "MasterBrand" or the "Company"), was founded over 70 years ago in 1954 under the name United Cabinet Incorporated. We are the largest manufacturer of residential cabinets in North America, based on 2024 reported net sales. Our products are sold throughout the United States and Canada to the remodeling and new construction markets through three primary channels: dealers, retailers and builders.

On December 14, 2022, our former parent company, Fortune Brands Innovations, Inc. (formerly known as Fortune Brands Home & Security, Inc.) ("Fortune Brands"), completed a tax free spin-off transaction to separate its Cabinets segment into a standalone publicly-traded company (the "Separation"). The Separation was completed through a series of transactions ending with a pro rata distribution of all of the shares of MasterBrand, Inc. common stock owned by Fortune Brands to Fortune Brands shareholders, after which we became an independent, publicly-traded company.

On July 10, 2024, we acquired all of the issued and outstanding limited liability interests of Dura Investment Holdings LLC, the parent company of Supreme Cabinetry Brands, Inc. ("Supreme"), a cabinetry company. Supreme was a domestic manufacturer of residential cabinetry with a portfolio of product lines significantly focused on premium products. Supreme, with manufacturing facilities located in Minnesota, Iowa and North Carolina, and its two brands, Dura Supreme and Bertch cabinetry, crafts framed and frameless cabinetry for a nationwide network of dealers.

On August 6, 2025, we announced the execution of a definitive agreement whereby the Company will combine with American Woodmark Corporation ("American Woodmark"), a Virginia corporation, in an all-stock transaction. The Company, Maple Merger Sub, Inc. ("Merger Sub"), a Virginia corporation and direct, wholly owned subsidiary of the Company, and American Woodmark entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into American Woodmark, with American Woodmark surviving the merger and continuing as a wholly owned subsidiary of the Company (the "Merger"). The closing of the Merger, which is expected to occur in early 2026, is subject to the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of other customary closing conditions. Both companies received the necessary shareholder approval at their respective special meetings of shareholders held on October 30, 2025.

Strategy

Our superior product quality, innovative design and service excellence drives a compelling value proposition. We have insight into the fashion and features consumers desire, which we use to tailor our product lines across price points. Our volume leadership allows us to achieve an advantaged cost structure and service platform by standardizing product platforms and components to the greatest extent possible—resulting in a more flexible facility footprint and an efficient supply chain. Further, our decades of experience have informed how we use global geographies to optimize procurement and manufacturing costs. Finally, with the most extensive dealer network throughout the United States and Canada, we have an advantaged distribution model that we believe cannot be easily replicated. We plan to further extend our competitive advantages by using technology and data to enhance the consumer's experience from visualization and ordering to delivery and installation.

We believe we are only beginning to unlock the potential value of our unique combination of scale, operational agility, data-first operating model and strong continuous improvement culture. We intend to continue to distinguish this advantaged platform by capitalizing on the powerful demographic trends that we expect will drive repair and remodel ("R&R") and new construction growth for years to come. We believe the combination of our leading market position and size, strategic vision, strong partnerships and commitment to continuous improvement will drive our future growth.

We seek to achieve exceptional financial performance and growth through the disciplined execution of The MasterBrand Way and our continued strategic transformation.

The MasterBrand Way

Our ever-evolving business system and center of our culture is The MasterBrand Way. Based on foundational lean tools, The MasterBrand Way enables our associates across all locations and levels of work to operate under common frameworks and a consistent lexicon to effectively develop cross-functional solutions to complex business issues. The MasterBrand Way organizes these proven lean tools around three guiding principles: The Four Basics, Continuous Improvement and Associate Engagement. Our disciplined deployment of these tools in recent years has driven our strategic transformation and improvements in commercial and operational efficiency. To derive further efficiencies, we added three incremental initiatives to The MasterBrand Way: Align to Grow, Lead Through Lean and Tech Enabled.

Align to Grow – Deliver on the unique needs of each customer

As an organization that historically grew through acquisitions, processes across the disparate acquired companies were inherently different. We believe we have further opportunities to both commercially and operationally align our business to reduce complexity in our product offering to customers. We are focused on reducing complexity that consumers do not notice or value, without reducing the variety of choices available. Our ability to reduce complexity in our product offering, and move to common platforms, enables us to simplify our manufacturing processes as well. Common platforms across plants and standard work allow us to drive supply chain efficiencies. In addition to leveraging scale across our network, we believe these initiatives will reduce our lead times, allow for more rapid reaction to changing customer needs and preferences and increase our ability to respond to any future macroeconomic or other disruptions. We believe these factors will allow us to deliver on the unique needs of each customer and in the most efficient way possible.

Lead Through Lean – Engage teams and foster problem-solving

The MasterBrand Way and the associated lean tools not only drive efficiencies, but engage our associates in the process. The importance of human capital, specifically the ability to attract, retain and develop associates, has become more apparent in a post-pandemic world. Through weekly continuous improvement events across our manufacturing facilities and offices, we provide the individuals closest to our business problems with the training and tools required to fix these issues. Through empowering associates to remedy issues locally, the MasterBrand Way fosters problem-solving and enhances our culture of continuous improvement. Beyond improved engagement and retention, we are able to identify leadership potential among our associates to develop internal talent. As opportunities present themselves across the organization, we are positioned to staff these roles internally. Given the competition for skilled labor in North America, we believe our Lead Through Lean initiative will help us achieve exceptional financial performance.

Tech Enabled - Drive profitable growth and transform the way we work through digital, data and analytics

We are focused on ways to transform our business and how we service our customers and, ultimately, the end consumer by leveraging technology. We see opportunities to leverage data and analytics across our back office, plant floor and through customer interactions. The consumer journey in residential kitchen and bath cabinets is evolving as new technologies become available to both consumers and manufacturers. Beyond a transactional process, the consumer journey is increasingly relationship-based, starting from the initial contact or touchpoint, continuing through the buying cycle and finishing at the end of installation. Customers prefer partners that can support them through this evolving landscape, and consumers are demanding a transformation of the buying process. We are utilizing data-first strategies like net promoter scores and web analytics to unlock insights into customer and consumer trends and drive improvements in the consumer experience. We believe we can further differentiate ourselves as the leader in this space by continuing to invest in digital tools and sophisticated data analytics capabilities that will improve the overall experience, speed to market and access to information, allowing us to serve consumers' evolving needs and capture additional sales growth.

In addition, we believe there is ongoing potential in the e-commerce channel for cabinets and vanities. We believe there is opportunity for us to expand in this channel, through commonly known large e-commerce platforms, our existing retailers' websites, digital native specialized e-tailors or direct-to-consumer opportunities. As a result of our scale, our streamlined product offerings and our existing relationships, we believe we are uniquely positioned to win in the e-commerce space, and we plan to be the market leader in this high-potential channel.

Execute strategic acquisitions that broaden our platform and capitalize on our proven strengths.

Our Company was built in part through strategic, well-executed acquisitions, and we have proven to be a highly effective consolidation platform. In July 2024, we acquired Supreme, a domestic manufacturer of residential cabinetry with a portfolio of product lines significantly focused on premium products. This acquisition allows us to reach more customers, through highly complementary dealer networks, with greater efficiency and effectiveness, and has broadened our portfolio of premium cabinetry in the resilient and attractive kitchen and bath categories. We believe we will have opportunities to drive future value creation through additional thoughtful and strategic acquisitions, including the pending merger with American Woodmark. We regularly monitor the landscape for attractive opportunities that could allow us to leverage our operations and strong customer relationships, expand our portfolio of products and expand into new categories and geographies. We expect to drive long-term shareholder value by utilizing a disciplined process to identify, evaluate and execute strategic acquisitions and integrate acquired businesses.

Channels

Our products are sold primarily throughout the United States and Canada to the remodeling and new construction markets through three primary channels: Dealers, Retailers and Builders.

1. **Dealers**: We built the industry's largest and, we believe, strongest network, with well-established relationships with over 7,900 cabinet dealers across the United States and Canada. Many of these dealers have been partners for decades and cover a wide spectrum of the market. Some specialize in remodeling, while others provide regional service to a variety of new construction home builders. Our extensive dealer network allows us to have exceptional market reach and the ability to target key growth markets.

2. **Retailers**: We serve a variety of retailers, including the top continental retailers in North America, and have developed strong and lasting partnerships with them as a result of our deliberate category management and commitment to best-in-class execution. Retail sales occur in-store and through various emerging and established e-commerce channels, including our retail channel partners' online presence.

3. **Builders**: We strategically partner with the industry's regional and large scale builders for single-family construction throughout North America, serving them directly or through a large distribution network, allowing us to customize our service to each builder's expectations. Our relationships with our key builders and our channel partners that service them have existed for decades, and we continue to work together to penetrate new and growing single-family construction markets.

In addition, we are actively growing our presence in the emerging cabinets e-commerce channel, including through our retail channel partners' online presence, and are actively partnering with leading players to develop continuing opportunities to penetrate and innovate in this evolving area.

Customers

Our business competes based on quality, price, service and responsiveness to dealer, retailer and builder needs, as well as end-user consumer preferences. Our markets are very competitive. Lowe's Companies, Inc. ("Lowe's") comprised approximately 20 percent, 22 percent and 21 percent of our net sales for our 2025, 2024 and 2023 fiscal years, respectively. The Home Depot, Inc. ("Home Depot") comprised approximately 13 percent, 15 percent and 16 percent of our net sales for our 2025, 2024 and 2023 fiscal years, respectively. Net sales to international markets represented approximately 4 percent, 5 percent and 5 percent for our 2025, 2024 and 2023 fiscal years, respectively.

Products

We offer a comprehensive portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. Our products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. Our unique product portfolio allows homeowners to create the living spaces of their dreams, tailored to their price point and personalized for their individual style. While our product offerings may overlap in different categories, they generally follow the following characteristics: (1) stock products provide consumers with a strong value proposition at entry level pricing, and these products benefit from low design complexity, standardized components and shorter lead times, while also offering exceptional quality and reliability; (2) semi-custom products offer more styles and features than stock cabinets, allowing consumers to create a more personalized space at a lower price point compared to premium products; and finally, (3) premium products enable consumers to achieve their dream home by designing highly customized cabinets to meet their exact specifications—if they can dream it, we can make it.

Raw Materials

We utilize raw materials in the operation of our business, principally hardwoods (maple, birch and oak), plywood and particleboard. These materials are available from a number of sources. Volatility in the prices of commodities and transportation costs in making and distributing our products, as well as changes in trade policies and corresponding tariff rates, impact the cost of manufacturing our products.

Intellectual Property

We actively maintain and protect our trademarks, copyrights and trade secrets. Our products are marketed under a range of registered and unregistered trademarks that are widely recognized within our industry. To safeguard these assets, we continue to monitor for unauthorized use and take appropriate measures to prevent infringement.

In addition to the brand protection offered by our trademarks, patent protection helps distinguish our unique product features in the market by preventing others from making, using, importing and selling our innovations in markets in which we have patent protection. We hold U.S. and foreign patents covering various features used in products we sell. Although we rely on certain patents and patent groups that provide important protections to us, no single patent or patent group is material to our business as a whole.

Seasonality

There is year-round demand for our products. However, we traditionally experience lower sales in the first quarter of the year when new home construction and R&R activity are at their lowest. As a result of the seasonal demand pattern and associated timing of working capital fluctuations, our cash flow from operating activities is typically higher in the second half of the year.

Environmental Matters

We endeavor to be a leader in environmental compliance and sustainability. Since 2018, we have partnered with the National Forest Foundation ("NFF") tree planting campaign. NFF works with the U.S. Forest Service to promote the health and public enjoyment of our 193-million-acre National Forest System. We supported NFF's successful campaign to plant 50 million trees across national forests by the end of 2025, with the NFF planting 50.4 million trees as of December 28, 2025.

We reserve for remediation activities to clean up potential environmental liabilities as required by federal and state laws based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. There were no material environmental accruals for the years ended December 28, 2025 and December 29, 2024. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other potentially responsible parties under Superfund, or similar state laws, or from insurance, will not have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Governmental Regulations

We are subject to a wide variety of local, state and federal laws and regulations in the countries where we conduct business. These laws and regulations often require the dedication of time and effort of associates, as well as financial resources. During 2025, compliance with the applicable regulations did not have a material effect on our capital expenditures, earnings, or competitive position.

Human Capital Resources

As of December 28, 2025, we had more than 12,000 full-time and part-time associates (excluding contract workers). Approximately 81 percent of our workforce is composed of hourly production and distribution associates and the remaining population is comprised of associates in administrative roles. As of December 28, 2025, approximately 32 percent of our associates worked under collective bargaining agreements. Below is a summary of the number of associates by role as of December 28, 2025:

Production and Distribution	Office	Total
10,182	2,451	12,633

We are a values-based organization and believe our strong culture is a true differentiator. We are guided by our purpose of building great experiences together. We do this through The MasterBrand Way, a cultural foundation where every individual plays a role to make the team better, be bold to drive our business forward and champion improvement in all that we do. We build opportunity, purpose and reward into our associate experience and create a culture where our associates can thrive and bring the full power of MasterBrand to all that we do. We invest in our teams and develop our associates to become the next generation of leaders who seek out a continuous improvement mindset in all aspects of our business to unlock our full potential. We also endeavor to create a best place to work environment that keeps our associates safe, values their unique experiences and perspectives and fosters a culture of ethical behavior, transparency, honesty, business integrity, collaboration and belonging. We do this through the programs summarized below, and the objectives and related risks of each are overseen by our Board of Directors or its committees.

Health and Safety

Safety is a critical element to our growth strategy, integral to our culture and one of our core values. This is reflected in our goal of zero safety incidents and through our efforts to create an injury-free workplace. Our Employee Safety & Environmental Policies set standards for how we maintain a safe work environment and guide our business operations. We also have an Environmental, Health & Safety Leadership team comprised of representatives from across our operations that share best practices and are responsible for driving environmental, health and safety strategy. This team helps drive our best-in-class programs designed to reinforce positive behaviors, to empower our associates to actively take part in maintaining a safe work environment, to heighten awareness and to mitigate risk on critical safety components. Within each of our manufacturing and distribution facilities, we have site-specific safety and environmental plans designed to reduce risk. Through a continued commitment to improve our safety performance, we have historically been successful in reducing the number of injuries sustained by our associates.

Two of our primary safety measures are the Total Recordable Incidence Rate ("TRIR") and Lost Time Rate ("LTR"). For our 2025 fiscal year, our TRIR was 0.83, compared to 0.64 for our 2024 fiscal year, and our LTR was 0.33 in 2025, compared to 0.18 in 2024. Data for 2025 includes injuries from the Supreme locations acquired in July 2024. Our safety focus is also demonstrated by comparing our TRIR and LTR to the Bureau of Labor Statistics ("BLS") industry averages. For our 2025 fiscal year, our TRIR and LTR were below the 2024 BLS industry averages of 3.5 and 1.4, respectively.

Attracting and Retaining Superior Talent

To attract and retain superior talent at all levels of our Company, we have designed our offerings to be competitive and are seen as a leader in the communities where our associates live and work. Our total rewards are designed to be market competitive, align incentives with our performance and provide physical, emotional and financial well-being support to meet the individualized needs of our associates. We have a strong pay-for-performance culture that is supported by incentive programs that take into consideration business results and associate performance. We also offer a range of benefits including retirement savings plans, comprehensive healthcare and mental-health benefits, including medical, dental and vision coverage, health savings and spending accounts, wellness and associate assistance services. In 2024, we strengthened our benefit offerings by providing a comprehensive mental health benefit. This benefit offers individualized care that integrates into our medical plan for our associates and their families, critical incident response, leader empowerment and support.

Creating a Team-Based Culture

We value fostering a team-based culture and celebrate our team's wide range of perspectives and experiences. We believe attracting and engaging talented associates with diverse perspectives enables us to be more innovative, responsive to consumer needs and deliver strong performance and growth.

Our engagement pulse survey fosters our associate listening strategy, providing routine feedback and meaningful action to drive improvement in our culture.

Talent Development and Succession

Our talent philosophy guides our talent management approach from hiring practices to talent development and succession planning. We believe that it is about the team, and individual success cannot be achieved without exceptional team performance. We provide associates the tools to be successful in their current role and invest in front-line leader training across the organization to ensure we are developing those with the greatest impact on our associate experience. We expect high performance and raise the bar on ourselves every year. We invest heavily in goal setting to create clarity and alignment and use performance management programs to support this high-performance culture. We understand that our most critical roles serve as points of leverage to deliver value, and we place our best people in those roles, while attracting new talent and capabilities in support of continuous improvement in all we do. Behaviors are foundational, and our culture of making the team better, being bold and championing improvement is embedded in our performance management programs to drive focus on how the work is accomplished. Finally, we know that we grow through transparency and have courageous conversations about expectations and development to ensure that we are helping each other be better every day.

Succession planning for critical roles is an important part of our talent program. Succession and development plans are created and monitored to ensure progress is made along established timelines. We make a significant investment in assessing our talent against our human capital needs both in the near term and the future and ensuring our leaders are prepared for greater levels of responsibility and can successfully transition into new roles.

Legal Structure

MasterBrand, Inc. is a holding company that was initially organized as a Delaware corporation in July 2022. Our principal operating subsidiaries include MasterBrand Cabinets, LLC ("MBC LLC"), Bertch Cabinet, LLC, Dura-Supreme, LLC, Kitchen Craft of Canada, Norcraft Companies, L.P., and Woodcrafters Home Products, S. de R.L. de C.V. As a holding company, we are a legal entity separate and distinct from our subsidiaries. Accordingly, our right, and thus the rights of our creditors (including holders of debt and other obligations) and shareholders to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized, in which event our claims may in certain circumstances be subordinate to certain claims of others. In addition, as a holding company, the source of our unconsolidated revenues and funds is dividends and other payments from subsidiaries. Our subsidiaries have financial obligations that must be satisfied before funding us. These obligations include debt service and obligations to trade creditors, among others.

Available Information

The Company makes available free of charge, on or through its website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC") (https://www.sec.gov). The Company's website is http://www.masterbrand.com. The Company has adopted charters for each of its Audit, Compensation and Nominating and Governance Committees, corporate governance guidelines and a code of conduct, which are available on the Company's website and will be available to any shareholder who requests them from the Company's Investor Relations department. The use of our website serves as a channel of distribution of the Company's information and the information we post through our website may be deemed material. Investors and others should monitor this channel, as well as our earnings and press releases, SEC filings, and webcasts. You may automatically receive email alerts and other information about the Company by signing up for email alerts at masterbrand.com/investors. The information contained on or accessible through the Company's website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered a part of this report.

Item 1A.   Risk Factors

There are inherent risks and uncertainties associated with our business that could adversely affect our results of operations, cash flows and financial condition (collectively, our "financial performance"). Set forth below are descriptions of those risks and uncertainties that we currently believe to be material, but the risks and uncertainties described below are not the only risks and uncertainties that could affect our financial performance. If any of these risks materialize, our financial performance could be materially adversely affected, and the trading price of our common stock could materially decline.

Risks Related to Our Industry

Our business primarily relies on U.S. and Canadian home improvement, R&R and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market. Unfavorable changes in the general economy, the housing market, interest rates, inflation or other business conditions could adversely affect our financial performance.

Our business primarily relies on home improvement, R&R, and new home construction activity levels, principally in the U.S. and Canada. The housing market is sensitive to changes in economic conditions and other factors, such as the level of employment, access to and the cost of labor, consumer confidence, demographic changes, consumer income, government tax programs, home prices, availability of financing, inflation, tariffs and interest rate levels. Adverse changes in any of these conditions generally, or in any of the markets where we operate, could decrease demand and could adversely impact our businesses by: causing consumers to delay or decrease homeownership; making consumers more price conscious, resulting in a shift in demand to smaller, less expensive homes; making consumers more reluctant to make investments in their existing homes or causing them to delay investments, including large kitchen and bath R&R projects; or making it more difficult to secure loans for renovations. Economic conditions, including as a result of inflation and increased interest rates, has and may continue to adversely impact our business by causing softer end-market demand for our products, decreased customer orders, delays in decisions to purchase our products and price-consciousness and "trade-downs" to lower priced products by consumers.

The cabinet industry is highly competitive with relatively low barriers to entry and market share losses could occur. Competition has further intensified as a result of current economic conditions. We compete with numerous large national and regional companies for, among other things, customers, raw materials, skilled management and labor resources.

The cabinet industry in which we operate is highly competitive. Additionally, there are few barriers to entry in the U.S. and Canadian cabinet markets and new competitors may enter these markets at any time. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during economic downturns, such as during the recent inflationary environment. This price competition impacts our ability to implement price increases or, in some cases, such as during an economic downturn, maintain prices, which could lower our profit margins. Although we believe that competition in our business is based largely on product quality, consumer and trade brand reputation, customer service and product features, as well as fashion trends, innovation and ease of installation, price is a significant factor for consumers as well as our trade customers. Additionally, some of our competitors may resort to price competition to sustain or grow market share and manufacturing capacity utilization. Due to the highly competitive nature of the cabinets industry and the low barriers to entry in our markets, we are continually subject to the risk of losing market share, which may adversely affect our profitability and revenue levels, as well as our financial performance.

We also use e-commerce to sell our products. E-commerce brings an increased number of competitors and greater pricing transparency for consumers, which could affect our financial performance. In addition, our relationships with our customers, including our retailers, may be affected if we increase the amount of business we transact in the e-commerce channel.

Furthermore, we compete with numerous large national and regional companies for, among other things, customers, raw materials, skilled management and labor resources. We may face challenges in: (1) maintaining, developing or expanding our customer relationships; (2) sourcing raw materials on a timely basis or for a cost-effective price due to ongoing global supply chain issues, tariffs and elevated inflation; and (3) attracting and retaining qualified personnel at all levels, including our senior management team and other key associates.

We face competition with respect to some of our products from competitors who operate in countries with lower labor and compliance costs. These competitors may also benefit from certain local government subsidies or other incentives that are not available to us.

We face competition with respect to some of our products from competitors who operate in countries that have lower labor and compliance costs. Accordingly, these competitors may be able to produce their products at lower costs compared to the costs we incur to produce similar products. These competitors may also benefit from certain local government subsidies or other incentives that are not available to us. Such competitors may be able to offer lower prices for their products as compared to the prices we offer, which could harm our competitive position and result in the loss of our market share.

We could lose market share if we do not successfully develop new products or processes or improve existing products or processes.

Our success depends on meeting consumer needs and anticipating changes in consumer preferences with successful new products and product improvements. We aim to introduce products and new or improved production processes proactively to offset obsolescence and decreases in sales of existing products. We may not be successful in product development and our new products may not be commercially successful. In addition, it is possible that competitors may improve their products or processes more rapidly or effectively, which could adversely affect our sales. If the products we introduce do not gain widespread acceptance or if our competitors improve their products more rapidly or effectively than we do, we could lose market share or be required to reduce our prices, which could adversely impact our financial performance.

Furthermore, market demand may decline as a result of consumer preferences trending away from our categories or trending down within our brands or product categories.

Our businesses rely on the performance of dealers, retailers and other marketing arrangements and could be adversely affected by poor performance or other disruptions impacting our distribution channels and customers.

We rely on a distribution network comprised of consolidating customers. Any disruption to the existing distribution channels could adversely affect our financial performance. The consolidation of dealers or retailers or the financial instability or default of a dealer or one of its major customers could potentially cause such a disruption. In addition to our own sales force, we offer our products through a variety of third-party dealers and retailers. Many of our customers may also market other products that compete with our products. In addition, one or more retailers may stop carrying certain of our products, reduce the volume of purchases of our products and/or replace certain of our products with the products of our competitors. The loss or termination of, or significant reduction in sales to, one or more of our major dealers or retailers, the failure of one or more of our dealers or retailers to effectively promote our products, or changes in the financial or business condition of these dealers or retailers could adversely affect our ability to bring products to market.

The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Our ten largest customers generated approximately 50 percent, 55 percent and 55 percent of our net sales for our 2025, 2024 and 2023 fiscal years, respectively. Lowe's and Home Depot comprised approximately 33 percent, 37 percent and 37 percent of our net sales for our 2025, 2024 and 2023 fiscal years. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will supply these customers at historical levels. Moreover, in the event of any economic downturn, some of our customers may exit or severely curtail activity in certain of our markets.

The loss of one or more of our significant customers or deterioration in our relations with any of them could significantly affect our financial performance. Furthermore, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our customers typically provide that we supply particular products for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could adversely impact our financial performance.

Certain of our customers may expand through consolidation and internal growth, which may increase their buying power. The increased size of our customers could have an adverse effect on our financial performance.

Certain of our significant customers are large companies with strong buying power, and our customers have expanded and may continue to expand through consolidation or internal growth. Consolidation could decrease the number of potential significant customers for our products and increase our reliance on key customers. Further, the increased size of our customers could result in our customers seeking more favorable terms, including pricing, for the products that they purchase from us. Accordingly, the increased size of our customers may further limit our ability to maintain or raise prices in the future.

Failure to maintain the performance, reliability and quality of our products, or to timely deliver our products, could have an adverse effect on our financial performance.

If our products have performance, reliability or quality problems, our reputation and brand equity, which we believe is a substantial competitive advantage, could be adversely affected. We may also experience increased and unanticipated warranty and service expenses. Furthermore, we manufacture a significant portion of our products based on the specific requirements of our customers, and delays in providing our customers the products and services they specify on a timely basis could result in reduced or canceled orders and delays in the collection of accounts receivable. Additionally, claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages.

Risks Related to Our Operations

Risks associated with our ability to improve organizational productivity and global supply chain efficiency and flexibility could adversely affect our financial performance.

If we are unable to obtain sufficient components or raw materials on a timely basis or for a cost-effective price or if we experience other manufacturing, supply or distribution difficulties, including the impact of tariffs, our business and financial performance may be adversely affected. We acquire our components and raw materials from many suppliers and vendors across the globe. We endeavor to ensure the continuity of our components and materials and make efforts to diversify certain of our sources of components and materials, but we cannot guarantee these efforts will be successful. A reduction or interruption in supply or an issue in the supply chain, including due to any potential cybersecurity attacks on our sourcing vendors as well as a result of our inability to quickly develop acceptable alternative sources for such supply, could adversely affect our ability to manufacture, distribute and sell our products in a timely or cost-effective manner.

We regularly evaluate our organizational productivity and global supply chains and assess opportunities to increase capacity, reduce costs and enhance quality. We may be unable to enhance quality, speed and flexibility to meet changing and uncertain market conditions, as well as manage continued cost inflation, including wages and medical costs. Our success depends in part on refining our cost structure and supply chains to promote consistently flexible and low-cost supply chains that can respond to market changes to protect profitability and cash flow or ramp up quickly and effectively to meet demand. Global supply chain disruptions, including as a result of the changing political landscape, could impact our ability to timely source necessary components and inputs. Import tariffs or other adverse trade actions have led to increases in prices of raw materials, components and finished goods which are critical to our business, and additional tariffs or other adverse trade actions could result in further price increases. The ultimate impact of such adverse trade actions remains uncertain as it is subject to a number of factors including the effective date and duration of tariffs, changes in amount, scope and nature of tariffs in the future, any countermeasures that countries subject to the tariffs may take and our ability to mitigate the impact of tariffs. Failure to achieve the desired level of quality, capacity or cost reductions could impair our financial performance.

Risks associated with global commodity and energy availability and price volatility, as well as the possibility of sustained inflation, could adversely affect our financial performance.

Because our component products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. Prices for our products are also affected by many other factors outside of our control, such as import tariffs. As a result, we have less influence or control over timing and price changes, which often are volatile in our industry. Moreover, our profit margins with respect to these products depend, in part, on managing our costs, particularly raw materials, labor (including contract labor) and transportation costs, which represent significant cost components that also fluctuate based upon market and other factors beyond our control.

We buy raw materials that contain commodities such as hardwoods (maple, birch and oak), plywood and particleboard. In addition, our distribution costs are significantly impacted by the price of oil and diesel fuel. Decreased availability and increased or volatile prices for these commodities, as well as energy used in making, distributing and transporting our products, could increase the costs of our products. While in the past we have been able to mitigate the impact of these cost increases through productivity improvements and passing on increasing costs to our customers over time, there is no assurance that we will be able to offset such cost increases in the future, and the risk of potentially sustained high levels of inflation could adversely impact our financial performance.

Failure to attract and retain qualified personnel and other labor constraints, including increases in labor costs, potential labor disputes and work stoppages, could adversely affect our financial performance.

Our success depends in part on the efforts and abilities of qualified personnel at all levels, including our senior management team and other key associates. Their motivation, skills, experience, contacts and industry knowledge significantly benefit our operations and administration.

Low unemployment rates in the U.S., rising wages, competition for qualified talent and challenges associated with attracting and retaining personnel in remote locations could adversely impact our ability to attract, motivate and retain personnel. These factors may result in higher labor costs, elevated attrition rates and shifts in labor market dynamic and associate expectations. We may face challenges in finding and retaining qualified personnel, particularly at the production level, which could have an adverse effect on our financial performance.

As of December 28, 2025, approximately 32 percent of our associates worked under collective bargaining agreements. These collective bargaining agreements are subject to periodic negotiation and renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized associates upon expiration of their agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our net sales and profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

Future global pandemics would likely cause disruptions to our business and financial performance.

The COVID-19 pandemic had, and future global pandemics would likely have, an adverse impact on many aspects of our business and operations, including impacting our ability to efficiently operate our facilities, manufacture and distribute our products, the ability of our suppliers to supply and manufacture key inputs, availability and cost of transportation and logistics, the operation of domestic and international supply chains, raw materials and commodity costs and competition, customer behaviors, our associates, the dealers and retailers who sell our products, and the market generally. Our business could be negatively impacted over the longer term if the disruptions related to global pandemics decrease consumer confidence and housing investments, or precipitate a prolonged economic downturn and/or an extended rise in unemployment or tempering of wage growth, any of which could lower demand for our products. Global pandemics may also exacerbate certain of the other risks described in this "Risk Factors" section.

We may experience delays or outages in our information technology systems and computer networks, and our information technology or enterprise resource planning systems may fail to perform adequately. We may be subject to breaches of our information technology systems, which could damage our reputation and consumer relationships. Such breaches could subject us to significant financial, legal and operational consequences.

We rely on information technology systems and infrastructure, including support provided by third parties. In particular, we rely on such systems for manufacturing, customer orders, shipping, regulatory compliance and various other matters, as well as information technology systems and infrastructure to aid us in the collection, use, storage and transfer and other processing of data including confidential, business, financial and personal information such as customer buying preferences and marketing profiles. We, or third-party systems that we rely upon, may be subject to information technology system failures and network disruptions caused by delays or disruptions due to system updates, natural disasters, malicious attacks and threats, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or similar events or disruptions.

In addition, our businesses have implemented and may implement in the future, digital systems or technologies, enterprise resource planning systems or additional applications to replace outdated systems and to operate more efficiently. We may not be able to successfully implement these projects without experiencing difficulties, which could require significant financial and human resources and may impact our ability to efficiently service our customers. Any expected benefits of implementing projects might not be realized or the costs of implementation might outweigh the benefits realized. If our information technology and other digital systems are damaged or fail to function properly or reliably, we may incur substantial remediation costs and experience data loss or theft, disruptions in our business operations and the impairment of our ability to maintain adequate internal controls and financial reporting. Moreover, we have acquired and may acquire in the future, businesses and subsidiaries that operate information technology systems that are distinct from our operating environment, which may result in significant integration or replacement issues or expenses.

We may be subject to security threats, including cyber and other attacks, which are becoming increasingly sophisticated, frequent and adaptive. In addition, many of our associates are working remotely, which, among other things, increases the importance of and exposes us to greater risks related to cybersecurity and our information technology systems. Third-party systems that we rely upon could also become vulnerable to the same risks and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. From time to time, we have had to address non-material security incidents. There can be no assurance that we will not experience security incidents in the future. Security measures and resources we devote to network security, data encryption and other security measures to protect our systems and data cannot provide absolute security. Breaches and breakdowns affecting our information technology systems or protected data could lead to negative publicity, legal claims, extortion, ransom, theft, modification or destruction of proprietary information or key information, damage to or inaccessibility of critical systems, manufacture of defective products, production downtimes, operational disruptions, data breach claims, privacy violations and other significant costs.

Data privacy considerations could impact our business.

In our business, we, ourselves and through our third parties, collect and process personal, confidential and sensitive data about our business, which includes sensitive information about our customers, associates, suppliers, distributors and others, including users of our online product engagement applications. Some of this data is stored, accessible or transferred. The interpretation and application of information security and privacy laws, rules and regulations applicable to our business (collectively, the "Data Protection Laws") are uncertain and evolving. It is possible that the Data Protection Laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Further, there can be no assurance that our internal controls and procedures designed to manage compliance with the Data Protection Laws and protect our data will prevent a breach or that our procedures will enable us to be fully compliant with all Data Protection Laws. Cybersecurity attacks or breaches due to security vulnerabilities, associate error, supplier or third-party error, malfeasance or other disruptions may still occur and create data privacy risks, which may lead to negative publicity, legal claims, extortion, ransom, theft, remediation costs and other significant costs.

We manufacture, source and sell products internationally and are exposed to risks associated with doing business globally, including risks associated with uncertain trade environments.

We manufacture, source or sell our products in a number of locations throughout the world, predominantly in the U.S., Mexico, Canada and Southeast Asia. Accordingly, we are subject to risks associated with potential disruption caused by changes in political, economic and social environments, including civil and political unrest, illnesses declared as a public health emergency (including global pandemics), terrorism, expropriation, local labor conditions, changes in laws, regulations and policies of foreign governments and trade disputes with the U.S., and U.S. laws affecting activities of U.S. companies abroad. We have been and could be further adversely affected by international trade regulations and administrative proceedings, including the imposition of sanctions and new or increased tariffs and duties, including anti-dumping and countervailing duties ("AD/CVD"). For instance, the United States imposed 25 percent tariffs under Section 232 of the Trade Expansion Act of 1962 on kitchen cabinets and vanities, effective October 14, 2025. In addition, the U.S. Department of Commerce and U.S. International Trade Commission are conducting an AD/CVD investigation into imports of hardwood and decorative plywood products under Vietnam, Indonesia, and China, although a final determination is still pending. Risks inherent to international operations include: potentially adverse tax laws, unfavorable changes or uncertainty relating to trade agreements or import duties, uncertainty regarding clearance and enforcement of intellectual property rights, risks associated with the Foreign Corrupt Practices Act and other anti-bribery laws, mandatory or voluntary shutdowns of our facilities or our suppliers due to changes in political dynamics, economic policies or health emergencies and difficulty enforcing contracts. While we hedge certain foreign currency transactions, a change in the value of the currencies will impact our financial statements when translated into U.S. dollars. In addition, fluctuations in currency can adversely impact the cost position of our products in local currency, making it more difficult for us to compete. Our success will depend, in part, on our ability to effectively manage our businesses through the impact of these potential changes. In addition, we source certain raw materials, components and finished goods from Southeast Asia where we have experienced higher manufacturing costs and longer lead times due to higher tariffs, currency fluctuations, higher wage rates, labor shortages and higher raw material costs. There is currently uncertainty about the future relationship between the U.S. and various other countries with respect to trade practices. The U.S. government has imposed significant tariffs or other restrictions on certain foreign imports and has raised the possibility of imposing additional tariff increases or expanding the tariffs to capture other countries and types of foreign imports, which have increased and could further increase the cost of certain raw materials and components imported into the U.S. There can be no assurance that we will not experience a disruption in our business or harm to our financial condition related to changes in trade practices, and any changes to our operations or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming and costly.

Disruption of operations could adversely affect our profitability and competitive position.

We manufacture a significant portion of the products we sell. Any prolonged disruption in our manufacturing operations, whether due to technical or labor difficulties, continued labor shortages, transportation-related shortages, supply chain constraints, global pandemics, weather conditions, including the impact of extreme weather, lack of raw material or component availability, startup inefficiencies for new operations, destruction of or damage to any facility (as a result of natural disasters, fires and explosions, use and storage of hazardous materials or other events) or other reasons, could negatively impact our profitability and competitive position.

Use of artificial intelligence in our operations could result in reputational or competitive harm, legal or regulatory liability and adverse impacts on our financial performance.

We have incorporated, and expect to continue to incorporate in the future, artificial intelligence ("AI") solutions into our operations, and the use of AI involves various risks and challenges that could adversely affect our business or financial performance. The use, development and deployment of AI systems or the AI systems of third-party AI vendors involve inherent technical complexities and uncertainties, and these AI systems may encounter unexpected technical difficulties, limitations or errors, including inaccuracies in data processing or flawed algorithms, which could compromise the reliability and effectiveness of our products and services based on AI. In addition, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

The use of AI applications, including large language models, has resulted in, and may in the future result in, cybersecurity vulnerabilities or incidents that implicate the personal information, intellectual property, proprietary data or other sensitive information of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and financial performance. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, regulatory scrutiny or legal liability.

The increased adoption of AI technologies in our products and services may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks or other complications that could adversely affect our business, reputation or financial performance. The regulatory landscape governing AI technologies is evolving rapidly, and various jurisdictions, including Europe and certain U.S. states, have proposed or already adopted laws governing the use, development and deployment of AI technologies. Changes in laws, regulations or enforcement practices may impose new compliance requirements, restrict certain AI applications or increase our regulatory obligations, which could negatively impact our business and financial performance.

Inability to obtain raw materials and finished goods in a timely and cost-effective manner from suppliers could adversely affect our ability to manufacture and market our products.

We purchase raw materials to be used in manufacturing our products and also rely on third-party manufacturers to produce certain of the finished goods we sell. We often opt not to enter into long-term contracts with our suppliers or sourcing partners. Instead, most raw materials and sourced goods are obtained on a "purchase order" basis. In addition, in some instances we maintain single-source or limited-source sourcing relationships, either because multiple sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. Financial, operating or other difficulties encountered by our suppliers or sourcing partners or changes in our relationships with them could result in manufacturing or sourcing interruptions, delays and inefficiencies and prevent us from manufacturing or obtaining the finished goods necessary to meet customer demand.

We are dependent on third-party suppliers and service providers.

We are dependent on third parties for many of our products and components and for certain services. Our ability to offer a wide variety of products and provide high levels of service to our customers depends on our ability to obtain an adequate and timely supply of products and components. Failure of our suppliers to timely provide us quality products or services on commercially reasonable terms or to comply with applicable legal and regulatory requirements, could have an adverse effect on our financial performance or could damage our reputation. The operations of the third parties we depend on could be impacted by changing laws, regulations and policies, including those related to climate, labor availability, cybersecurity attacks and by adverse weather conditions, pandemics and other force majeure events, any of which could result in disruptions to their operations and result in shortages of supply, assertion of force majeure contract provisions and increases in the prices they charge for the raw materials, components and products they produce. Sourcing these products and components from alternate suppliers, including suppliers from new geographic regions, or re-engineering our products as a result of supplier disruptions, is time-consuming and costly and could result in inefficiencies or delays in our business operations or could negatively impact the quality of our products. In addition, the loss of critical suppliers, or a substantial decrease in the availability of products or components from our suppliers, could disrupt our business and may adversely affect our financial performance. Many of the suppliers we rely upon are located in foreign countries. The differences in business practices, shipping and delivery requirements, changes in economic conditions and trade policies and laws and regulations, together with the limited number of suppliers, have increased the complexity of our supply chain logistics and the potential for interruptions in our production scheduling. We may experience constraints on and disruptions to transporting our raw materials, components and finished goods from our international suppliers and may have to pay higher transportation costs. If we are unable to effectively manage our supply chain or if we experience transportation constraints, disruptions and higher costs for timely delivery of our products or components, our financial performance could be adversely affected.

We may not be successful in identifying and executing potential business development transactions, such as our acquisition of Supreme or pending Merger with American Woodmark, or realizing the financial and strategic goals that were contemplated at the time of any historical or potential business development transaction, which could have an adverse impact on our ability to meet our growth objectives.

We may seek to accelerate our growth by not only advancing our own product pipelines and maximizing the value of our existing products, but also through various forms of business development activities, which include our acquisition of Supreme, pending Merger with American Woodmark and any alliances, licenses, joint ventures, collaborations, equity- or debt-based investments, dispositions, divestments, mergers and acquisitions. The success of our business development activities is dependent on the availability and accurate evaluation of appropriate opportunities, competition from others that are seeking similar opportunities and our ability to successfully identify, structure and execute transactions, including the ability to satisfy or waive closing conditions in the anticipated timeframes, or at all, and our ability to successfully integrate acquired businesses and develop and commercialize acquired products. Pursuing, executing and consummating these transactions may require substantial investment, which may require us to obtain additional equity or debt financing, which could result in increased leverage and/or a downgrade of our credit ratings or limit our operating or financial flexibility relative to our current position. The success of our business development transactions depends on our ability to realize the anticipated benefits of these transactions and is subject to numerous risks and uncertainties, many of which are outside of our control, including the possibility that the anticipated benefits from such transactions, including synergies and cost savings, will not be realized or will not be realized within the anticipated time period.

With respect to the Supreme acquisition and the pending Merger with American Woodmark, the assumptions and estimates underlying the estimated synergies are inherently uncertain and, although considered reasonable by the Company's management as of the dates of the acquisitions, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from expectations. The anticipated synergies are based upon assumptions about our ability to implement integration measures in a timely fashion and within certain cost parameters. Our ability to achieve the planned cost synergies is dependent upon a significant number of factors, many of which are beyond our control. No assurances can be made that the costs of achieving the synergies will not rise materially, or that such synergies will be realized in the amounts expected, in the timeframes we currently anticipate, or at all.

In addition, regulatory hurdles and commercialization challenges may adversely impact revenue and income contribution from acquired products and businesses. We may fail to generate anticipated revenue growth for our existing products, product pipeline and acquired products or businesses or we may fail to achieve anticipated cost savings, such as those anticipated with respect to Supreme and the pending Merger with American Woodmark, within anticipated time frames or at all, which may impact our ability to meet our growth objectives. Our business development activities may divert our focus and resources that would otherwise be invested into maintaining or growing our business. Similarly, the accretive impact anticipated from transactions may not be realized or may be delayed. Integration of these products or businesses may result in the loss of key employees, the disruption of ongoing business, including third-party relationships, or inconsistencies in standards, controls, procedures and policies. Further, while we seek to mitigate risks and liabilities through, among other things, due diligence, we may be exposed to risks and liabilities as a result of business development transactions. There is no assurance that we will be able to acquire attractive businesses or enter into strategic business relationships on favorable terms ahead of our competitors, or that such acquisitions or strategic business development relationships will be accretive to earnings or improve our competitive position.

Risks associated with strategic acquisitions and joint ventures could adversely affect our financial performance.

In addition to the acquisition of Supreme and the pending Merger with American Woodmark, we will continue to consider acquisitions and joint ventures as a means of enhancing shareholder value. Acquisitions and joint ventures involve risks and uncertainties, including: difficulties integrating acquired companies and operating joint ventures; difficulties retaining the acquired businesses' customers; the inability to achieve the expected financial results and benefits of transactions; the loss of key associates from acquired companies; implementing and maintaining consistent standards, controls, policies and information systems; incurrence of acquisition and integration costs and diversion of management's attention from other business and strategic matters. Future acquisitions could cause us to incur additional debt or issue additional shares, resulting in increased financial leverage, increased borrowing costs, dilution in earnings per share or decreased return on capital.

Impairment charges could have a material adverse effect on our financial results.

Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated for impairment by management at least annually. If the carrying value exceeds the implied fair value of goodwill, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings. If the carrying value of an indefinite-lived intangible asset is greater than its fair value, the intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Future events may occur that would adversely affect the fair value of our goodwill or other acquired intangible assets and require impairment charges. Such events may include, but are not limited to, lower than forecasted revenue growth rates, actual new construction and R&R growth rates that fall below our assumptions, actions of key customers, increases in market-participant discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in assumed royalty rates and a decline in the trading price of our common stock. We continue to evaluate the impact of economic and other developments to assess whether impairment indicators are present. Accordingly, we may be required to perform impairment tests based on changes in the economic environment and other factors, and these tests could result in impairment charges in the future.

We have debt obligations, and may in the future incur additional debt obligations, that could adversely affect our business and profitability and our ability to meet our other obligations.

We utilize various forms of debt, including Senior Notes and a revolving credit facility, as well as a pending Term Loan A, dependent on the closing of the Merger with American Woodmark. This debt could potentially have important consequences to us and our debt and equity investors, including:

- require a substantial portion of our cash flow from operations to make interest and principal payments, which could reduce our profitability;
- make it more difficult to satisfy debt service and other obligations;
- increase the risk of a future downgrade of our credit ratings, which could increase our future debt costs and limit the future availability of debt financing;
- increase our vulnerability to adverse economic and industry conditions, such as adverse interest rates;
- reduce the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry;
- place us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and
- limit our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Additionally, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (1) our financial performance; (2) our credit ratings; (3) the liquidity of the overall capital markets; and (4) the state of the economy, including the housing market. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

The pending Merger with American Woodmark may be delayed or not occur at all for a variety of reasons, including that the Merger is subject to various closing conditions, including governmental and regulatory approvals, as well as other uncertainties, and there can be no assurances as to whether or when it may be completed. Failure to consummate the Merger could adversely affect our business, financial performance, and the market price of our shares.

On August 5, 2025, the Company and Merger Sub entered into an Agreement and Plan of Merger with American Woodmark, providing for Merger Sub, at closing, to merge with and into American Woodmark with American Woodmark surviving as a wholly owned subsidiary of the Company.

The completion of the Merger is subject to a number of risks and uncertainties that could adversely affect our business, financial performance, and the market price of our common stock. The Merger is subject to various closing conditions, including the receipt of required regulatory approvals, as well as other uncertainties. There can be no assurance that these conditions will be satisfied in a timely manner or at all, and, as a result, the Merger may be delayed, may involve the imposition of burdensome conditions, or may not be completed. Failure to consummate the Merger could result in significant costs to the Company, including the payment of transaction-related expenses without realizing any of the anticipated benefits, potential termination fees, and the diversion of management attention from ongoing business operations. In addition, the announcement and pendency of the Merger may cause disruption to our business, including potential adverse effects on relationships with customers, suppliers, business partners, and employees, and may result in the loss of key personnel. The market price of our common stock may also decline to the extent that the current market price reflects an assumption that the Merger will be completed. Furthermore, the Company has been and may continue to be subject to litigation related to the Merger, which could result in significant costs, delays, or otherwise negatively impact our business and operations. Even if the Merger is completed, we may not realize the anticipated benefits and synergies within the expected timeframe, or at all, and the integration of the acquired business may be more difficult, costly, or time-consuming than expected.

Risks Related to Litigation and Regulations

Changes in government and industry regulatory standards could adversely affect our financial performance.

Government regulations and policies pertaining to trade agreements, health and safety (including protection of associates as well as consumers), taxes and environment (including those specific to the climate and the reduction of air and energy emissions) may continue to emerge in the U.S., as well as internationally. There are many government and industry regulatory standards focused on wood, including the Toxic Substances Control Act and the Lacey Act. In particular, there have been additional tariffs or taxes related to our imported raw materials, components and finished goods. It is necessary for us to comply with current requirements (including requirements that do not become effective until a future date), and even more stringent requirements could be imposed on our products or processes in the future. Compliance with changes in taxes, tariffs and other regulations may require us to further alter our manufacturing and installation processes and our sourcing. Such actions may result in customers transitioning to available competitive products, loss of market share, negative publicity, reputational damage, loss of customer confidence or other negative consequences (including a decline in stock price) and could increase our capital expenditures and adversely impact our financial performance.

Potential liabilities and costs from claims and litigation could adversely affect our financial performance.

We are, from time to time, involved in various claims, litigation matters, audits and regulatory proceedings that arise in the ordinary course of our business and that could have an adverse effect on us. These matters may include contract disputes, intellectual property disputes, product recalls, personal injury claims, construction defects and home warranty claims, warranty disputes, environmental claims or proceedings, other tort claims, employment, trade and tax matters and other proceedings and litigation, including class actions. It is not possible to predict the outcome of pending or future claims, litigation, audits and regulatory proceedings and, as with any litigation, it is possible that some of the actions could be decided unfavorably and could have an adverse effect on our financial performance.

We are subject to product safety regulations, recalls and direct claims for product liability that can result in significant liability and, regardless of the ultimate outcome, can be costly to defend. As a result of the difficulty of controlling the quality of products or components sourced from other manufacturers, we are exposed to risks relating to the quality of such products and to limitations on our recourse against such suppliers.

Failure to comply with laws, government regulations and other requirements could adversely affect our financial performance.

We are subject to a wide variety of federal, state, local and foreign laws and regulations pertaining to:

- securities matters;
- taxation (including import and export related taxes);
- anti-bribery/anti-corruption;
- employment and labor matters;
- wage and hour matters;
- environment, health and safety matters;
- the protection of associates and consumers;

- unclaimed property (i.e., aged outstanding checks to vendors & associates, aged unused credits issued to customers, etc.)
- product safety and performance;
- competition practices;
- trade, including duties and tariffs;
- data privacy and the collection and storage of information; and
- climate and protection of the environment.

In addition to complying with current requirements and known future requirements, we may be subject to new or more stringent requirements in the future.

As we sell new types of products or existing products in new geographic areas or channels, we are subject to the requirements applicable to those sales. Compliance with new or changed laws, regulations and other requirements, including as a part of government or industry response to environmental impacts, may require us to alter our product designs, our manufacturing processes, our packaging or our sourcing. Existing and new compliance activities are or may be costly and require significant management attention and resources. If we do not effectively and timely comply with such regulations and other requirements, our financial performance could be adversely affected.

We may be subject to significant compliance costs, as well as liabilities under environmental, health and safety laws and regulations.

Our past and present operations, assets and products are subject to extensive environmental laws and regulations at the federal, state and local level worldwide. These laws regulate, among other things, traceability of our wood sources, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety, and the impact of products on human health and safety and the environment. Under certain of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Notwithstanding our compliance efforts, we may still face material liability, limitations on our operations, fines, or penalties for violations of environmental, health, and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

The applicable environmental, health, and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater conditions at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the exact future costs of compliance with or liability under environmental, health, and safety laws and regulations.

Climate change and related legislative and regulatory initiatives could adversely affect our business and financial performance.

Concerns over the long-term effects of climate change have led to, and we expect will continue to lead to, governmental efforts around the world to mitigate those effects, including potential changes to wood sourcing practices. We will need to respond to any new laws and regulations as well as to consumer, investor and business preferences resulting from climate change concerns, which may increase our operational complexity and result in costs to us in order to comply with any new laws, regulations or preferences. Further, the effects of climate change may negatively impact international, regional and local economic activity, which may lower demand for our products or disrupt our manufacturing or distribution operations. Additionally, sustained changes to the climate may impact the growing patterns or locations of some of the species of wood we use, resulting in increased costs or shortages. Overall, climate change, its effects and the resulting, unknown impact on government regulation, consumer, investor and business preferences could have a long-term adverse effect on our business.

Corporate Sustainability and Responsibility ("CSR") matters may adversely impact our business and reputation and we may be required to make material expenditures to respond to customer needs and investor expectations regarding CSR matters.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of CSR matters. In light of the increased focus on CSR matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet stakeholder expectations. Any failure or perceived failure by us in this regard could adversely impact our business and reputation, including reducing our profitability and stock price. Government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations with respect to CSR matters, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. In addition, customers have, and are likely to continue to, require us and our products to comply with their internal CSR-related standards, such as wood-sourcing policies. Complying with such standards may impose significant additional costs on us, and we may no longer be able to do business with customers with whose standards we are unable to comply with.

Changes in tax laws or regulations may have a negative impact on our financial performance.

We are subject to income taxes in the U.S. and various foreign jurisdictions. The determination of our income tax positions involves consideration of uncertainties, changing fiscal policies, tax laws, court rulings, regulations, and related legislation.

New income, sales, use, or other tax laws, treaties, statutes, rules, regulations, interpretations, or court rulings could be enacted at any time, which could adversely affect our business operations and financial performance. Additionally, existing tax laws, treaties, statutes, rules, regulations, or court rulings could be interpreted, changed, modified, or applied adversely to us.

In 2024, certain jurisdictions in which we operate enacted, or announced their intention to enact, legislation consistent with one or more Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules (Pillar Two). The model rules include minimum domestic top up taxes, income inclusion rules, and undertaxed profit rules all aimed to ensure that multinationals pay a minimum effective corporate tax rate of 15 percent in each jurisdiction in which they operate, with some rules effective in 2024 and 2025, or others becoming effective in 2026. The Pillar Two legislation, as enacted in certain jurisdictions in which we operate, does not materially impact our 2025 annual effective tax rate, but it is expected to unfavorably impact our annual effective rate in 2026. Further changes to our entity structure, enacted local legislation, or changes in jurisdictions in which we operate could also impact our financial performance.

Tax audits may result in findings that have a negative impact on our financial performance.

We regularly undergo tax audits in various jurisdictions in which our products are sold or manufactured, including audits of indirect taxes, value-added tax, import and export related taxes, customs and customs duties in certain jurisdictions. There can be no assurance that tax authorities agree with our determinations on tax positions, and tax authorities have disagreed and may disagree with certain tax positions we have taken or may challenge our compliance with related rules and regulations. We may decide to challenge any assessments, if made, and may exercise our right to appeal, which could result in expensive and time-consuming litigation that may ultimately be unsuccessful. Any final determination by tax authorities, including related litigation, penalties and interest, with respect to any tax, import and export tax, customs and customs duty audits, could be materially different from our estimates or from our historical results in the periods for which that determination is made. Such determinations and additional costs relating to reviews of our practices as a result of such audits may adversely impact future period financial performance.

Our inability to secure and protect our intellectual property rights could negatively impact revenues and brand reputation.

We have many patents, trademarks, brand names, trade names and trade secrets that, in the aggregate, are important to our business. Unauthorized use of these intellectual property rights or other loss of our intellectual property may not only erode sales of our products, but may also cause us to incur substantial significant damage to our brand name and reputation, interfere with our ability to effectively represent our self to our customers, contractors and suppliers and increase litigation costs. There can be no assurance that our efforts to protect our intellectual property will be effective. In addition, existing patent, trade secret and trademark laws offer only limited protection, and the laws of some countries in which our products are or may be developed, manufactured or sold may not fully protect our intellectual property from infringement by others. There can be no assurance that our efforts to assess possible third party intellectual property rights will ensure our ability to manufacture, distribute, market or sell our products in any given country or territory. Furthermore, others may assert claims of intellectual property infringement, misappropriation or violation against us or our customers that may require us to incur significant expense to defend such claims or indemnify our customers.

Risks Related to the Separation and Distribution

Fortune Brands may fail to perform under various transaction agreements that were executed as part of the Separation, which could cause us to incur expenses or losses we would not otherwise incur.

In connection with the Separation and prior to the Distribution, we and Fortune Brands entered into the Separation and Distribution Agreement and also entered into various other agreements, including a Tax Allocation Agreement and an Employee Matters Agreement. The Separation and Distribution Agreement, the Tax Allocation Agreement and the Employee Matters Agreement determined the allocation of assets and liabilities between the companies following the Separation for those respective areas and includes any necessary indemnifications related to liabilities and obligations. The Employee Matters Agreement also provides for the establishment or amendment of certain employee benefit arrangements and the conversion or adjustment of equity incentive awards. We will rely on Fortune Brands to satisfy its performance and payment obligations under these agreements. If Fortune Brands is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

In connection with the Separation, each of Fortune Brands and MasterBrand are indemnifying each other for certain liabilities. If we are required to pay under these indemnities to Fortune Brands, our financial performance could be negatively impacted. The Fortune Brands indemnities may not be sufficient to hold MasterBrand harmless from the full amount of liabilities for which Fortune Brands will be allocated responsibility, and Fortune Brands may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Separation and certain other agreements between Fortune Brands and us, each party agrees to indemnify the other for certain liabilities, in each case for uncapped amounts. Indemnities that we may be required to provide Fortune Brands are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Fortune Brands has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from Fortune Brands for our benefit may not be sufficient to protect us against the full amount of such liabilities, and Fortune Brands may not be able to fully satisfy its indemnification obligations, and we could incur operational difficulties or losses.

Moreover, even if we ultimately succeed in recovering from Fortune Brands any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our financial performance.

If the Distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, Fortune Brands and our shareholders could be subject to significant tax liability or tax indemnity obligations.

Prior to the Separation, Fortune Brands received a private letter ruling from the Internal Revenue Service ("IRS") together with a written opinion of counsel to the effect that, among other things, the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under the Internal Revenue Code of 1986 (the "Code").

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Separation. The opinion of counsel and the private letter ruling rely on certain facts, assumptions, representations and undertakings from Fortune Brands and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Fortune Brands and its shareholders may not be able to rely on the private letter ruling or the opinion of counsel and could be subject to significant tax liabilities. The opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Notwithstanding the private letter ruling or opinion of counsel, the IRS could determine on audit that the Distribution or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Fortune Brands or us after the Distribution.

If the Distribution were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each shareholder that is subject to U.S. federal income tax who received our common stock in the Distribution would generally be treated as having received a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (1) a taxable dividend to such shareholder to the extent of such shareholder's pro rata share of Fortune Brand's current or accumulated earnings and profits; (2) a reduction in such shareholder's basis (but not below zero) in Fortune Brand common stock to the extent the amount received exceeds the shareholder's share of Fortune Brand's earnings and profits; and (3) taxable gain from the exchange of Fortune Brand common stock to the extent the amount received exceeded the sum of such shareholder's share of Fortune Brand's earnings and profits and such shareholder's basis in its Fortune Brand common stock.


Risks Related to Our Common Stock


The market price of our shares of common stock may fluctuate significantly.

Our common stock has been listed and is being traded on the NYSE under the trading symbol "MBC." Many factors could cause the market price of our common stock to rise and fall, including the following:

- a shift in our investor base;
- our quarterly or annual earnings, or those of other companies in our industry or in similar industries;
- actual or anticipated fluctuations in our operating results;
- success or failure of our business strategy;
- our ability to obtain financing as needed;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in laws and regulations affecting our business;
- announcements by us or our competitors of significant acquisitions or dispositions;
- the failure of securities analysts to cover our common stock;
- changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;
- the operating and stock price performance of other comparable companies; and
- overall market fluctuations and general economic and geopolitical conditions.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock. Additionally, if any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and provisions of Delaware law may prevent or delay an acquisition of us, even if that change may be considered beneficial by some of our shareholders.

The existence of some provisions of our amended and restated certificate of incorporation ("our charter"), our amended and restated bylaws ("our bylaws") and Delaware law may discourage a future takeover attempt not approved by our Board of Directors but which our shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. These provisions include but are not limited to: a classified board of directors with three-year staggered terms (however, beginning with our 2030 annual meeting, all directors will be elected annually); the right of our Board of Directors to issue preferred stock without shareholder approval; no shareholder ability to fill director vacancies; elimination of the rights of our shareholders to act by written consent and call special shareholder meetings; until our Board of Directors is no longer classified, prohibiting shareholders from removing directors other than "for cause"; and rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

These provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in our best interests or the best interests of our shareholders.

Our charter contains an exclusive forum provision that may discourage lawsuits against us and our directors and officers.

Our charter provides that unless we consent in writing to the selection of an alternative forum, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any state derivative action or proceeding brought or purporting to be brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of ours to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our charter or our bylaws, (4) any action asserting a claim relating to or involving us governed by the internal affairs doctrine or (5) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our charter further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our shareholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our financial performance.

We cannot guarantee that our stock repurchase program will be fully consummated or will enhance long-term shareholder value, and stock repurchases could increase the volatility of our stock price and could diminish our cash reserves.

Our Board of Directors has adopted a stock repurchase program, and we may make repurchases under such program. The actual manner, timing, amount and value of repurchases under our repurchase program or any future repurchase programs will be determined by management at its discretion and will depend on a number of factors, including the market price of our common stock, trading volume, other capital management objectives and opportunities, applicable legal requirements, applicable tax effects and general market and economic conditions. Any stock repurchases could affect our share trading price, increase volatility and reduce our cash reserves, which may result in a decrease in the trading price of our common stock. In addition, if we are unable to make repurchases in accordance with our repurchase program, then we would not be able to reduce the effects of dilution experienced when we issue stock under our equity incentive programs, and we would not receive other benefits contemplated by the repurchase program.

Item 1B.   Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have developed our cybersecurity program to protect the assets used to create products, generate revenue, and service customers while complying with industry frameworks. We are also committed to protecting the confidentiality and integrity of our data, as well as the data of our associates and customers. Our cybersecurity program consists of key pillars focused on: risk management and cyber defense, as well as governance and compliance. Each of these pillars consists of controls and processes that are aligned with the National Institute of Standards and Technology ("NIST") Cyber Security Framework.

Managing cybersecurity risk and maintaining a secure, reliable and functional corporate network and data systems are among our highest priorities. As a result, we have implemented practices, procedures, processes and governance mechanisms to help us achieve a robust cybersecurity environment.

Risk Management and Strategy
Cybersecurity risk management is a critical component of our overall enterprise risk management program. We consider cybersecurity to be a key risk, and we prioritize risks related to cybersecurity matters.

Risk Assessment and Identification
Our cyber defense practices prioritize protection against cybersecurity threats. We have operationalized a written incident response plan designed to assess, identify, address and manage risks from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity and availability of our business and information systems. We use a threat intelligence platform to routinely monitor risks specific to both our organization and third parties. Our incident response playbook and processes are maintained within the cyber defense program and used to keep personnel trained. Penetration tests are conducted periodically to validate cyber defense control effectiveness.

We have also established cybersecurity taxonomy and operational parameters for our company. These parameters include acceptable technology and data use, data privacy, access controls, third-party governance and disaster recovery. Vulnerability management is also a key focus of our cybersecurity program, which consists of identifying and assessing vulnerabilities and taking appropriate action to manage risk. We routinely review our controls and technology use against our policies and assess our cybersecurity program against the NIST Cyber Security Framework.

We have implemented a number of measures to enhance the security and resiliency of our network and information and data systems. These measures include, but are not limited to: (i) user access control management; (ii) intrusion detection and prevention systems; (iii) information security continuity measures, including redundant systems and information backups; (iv) network segmentation; (v) encryption of critical information and data; (vi) event logging; (vii) implementation of an application patching and update cadence; and (viii) incident response planning.

We perform periodic cybersecurity assessments, including with the assistance of external third parties, to identify, assess and prioritize potential risks that could affect our information and data assets and infrastructure. Risks we identify are

assessed based on severity and are addressed as appropriate through both tactical and strategic plans. Risk and security maturity assessments, as well as penetration assessments, are performed as part of our cybersecurity program.

Third Party Risk Management
We have a process in place to oversee our third-party vendors who have access to our information systems or who hold or store personal information on our behalf. We use a variety of methods and tools to assess such third-party vendors' controls related to cybersecurity threats, including obtaining proof of a vendor's testing of data protection controls, imposition of contractual obligations and reviews of data protection controls such as backups, encryption standards and disaster recovery. Our information technology and vendor risk management functions assess such third-party vendors as part of the initial determination process and then periodically thereafter.

Training and Awareness
Our associates are a critical part of our defense against potential cybersecurity incident exposure. All of our associates have a responsibility and a role to play by complying with our cybersecurity operational practices and reporting any potential cybersecurity incidents or exposures to our cybersecurity team.

All applicable associates receive cybersecurity training in the form of online modules on an annual basis, routine simulations and newsletters.

Material Cybersecurity Risks, Threats & Incidents
As of the date of this Annual Report on Form 10-K, we have not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that we believe have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations, or financial condition. We cannot assure you that we will not experience any such threats or incidents in the future. Any security breach or other significant disruption involving our computer networks and related systems could cause substantial costs and other negative effects, including litigation, remediation costs, costs to deploy additional protection strategies, compromising of confidential information and reputational damage adversely affecting investor confidence. Further, a penetration of our systems or a third-party's systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. See Item 1A. Risk Factors for further details on risks related to potential breaches of our information technology systems.

Governance
The Audit Committee assists the Board in its oversight of our enterprise risk management program. The Audit Committee reviews our strategies, policies and internal controls relating to information technology, data privacy, data protection and cybersecurity. The Audit Committee's review includes our plans to mitigate cybersecurity risks and to respond to data breaches. Broad oversight is maintained by our full Board.

Our Executive Vice President and Chief Digital and Technology Officer ("CDTO") is responsible for the oversight of our information security strategy and cybersecurity program. Our CDTO has over 20 years of information technology experience, leading the development of a multi-year information technology strategy, including cross-functional information technology transformation and digital innovation initiatives. Our Vice President, Cyber Security and Risk, who reports directly to the CDTO, is responsible for day-to-day assessment and management of our cybersecurity matters and has over 20 years of experience in enterprise risk management, governance and compliance, defending against cyber threats and is a Certified Information Security Services Professional ("CISSP"). Our Vice President, Cyber Security and Risk oversees a cybersecurity team that focuses on the execution of our cybersecurity program, including cyber defense, as well as risk and compliance matters.

The cybersecurity team receives timely notifications about cybersecurity threats via the threat intelligence platform used by the company. In addition, this team leverages third-party security service and threat intelligence partners to operate and maintain our cyber defense program, to stay current on cybersecurity risks and to assess various areas of our operations.

Our Vice President, Cyber Security and Risk regularly provides updates on material cybersecurity risks to our CDTO and other members of senior management and provides reports to both the Audit Committee and the Board at least once a year, or more frequently as needed. The Audit Committee reviews and discusses with our management key process and risk indicators, progress on plans to address keys risks, and any material changes in threat landscapes or risk posture which could negatively affect our business.

Item 2. Properties

Our corporate headquarters is located at 3300 Enterprise Parkway, Suite 300, Beachwood, Ohio, 44122. Prior to February 2024, our principal executive office was located at One MasterBrand Cabinets Drive, Jasper, Indiana, 47546. While our corporate headquarters is in Beachwood, Ohio, our operations headquarters remains in Jasper, Indiana.

As of December 28, 2025, we principally operated 47 manufacturing facilities, distribution centers and warehouses throughout North America.

Type of Facility	United States	Mexico	Canada	Total
Manufacturing facilities*	21	4	1	26
Distribution centers and warehouses**	15	5	1	21
Total	36	9	2	47

*   Manufacturing facilities include 20 which are owned and 6 which are leased.
**   Distribution centers and warehouses include 5 which are owned and 16 which are leased.

We believe these principal properties have been adequately maintained, generally are in good condition and are suitable to meet the demands and production capacities required of our business.

Item 3. Legal Proceedings

We are defendants in lawsuits that are ordinary routine litigation matters incidental to our business and operations. In addition, other matters, including tax assessments, audits, claims and governmental investigations and proceedings covering a wide range of matters are pending against us. It is not possible to predict the outcome of the pending actions, and, as with any such matters, it is possible that these actions could be decided unfavorably to us. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect on our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. Accordingly, we believe the likelihood of material loss is remote. However, such matters are subject to inherent uncertainties and unfavorable rulings or other events could occur. The Company regularly undergoes tax audits in various jurisdictions in which our products are sold or manufactured. In the future, such costs or an unfavorable outcome could have a material impact on our consolidated results of operations, cash flows and financial condition. Based on available information to date and subject to below, we do not consider any such action, assessment, claim, investigation or proceeding to be material, within the meaning of that term as used in "Item 103 of Regulation S-K" and the instructions thereto.

Following an audit for the 2018 tax year, the Mexican tax administration service, the Servicio de Administración Tributaria, (the "SAT"), issued a tax assessment in the amount of 944.8 million Mexican pesos (approximately $52.7 million USD as of December 28, 2025) to our subsidiary, Woodcrafters Home Products, S. de R.L. de C.V., for allegedly failing to make certain tax payments and to export timely certain merchandise. The Company disputed these findings and the SAT annulled their decision on January 11, 2024. In order to prevent the 2018 tax year from further audit by the SAT, the Company has filed an action to declare this annulment final in the specialized court of trade and customs in Monterrey, Nuevo Leon, Sala Especializada en Materia de Comercio Exterior y Auxiliar – Noreste, Tribunal Federal de Justicia Administrativa. We reserved an immaterial amount related to the 2018 tax year audit as our best estimate of our probable liability as of December 28, 2025 and December 29, 2024. While we cannot predict with certainty the outcome of any future review relating to the 2018 tax year or other open tax years, based on currently known information, we believe our risk of additional loss is remote and not estimable.

For additional information regarding our legal proceedings, refer to Note 17, "Contingencies and Accrued Losses," of our audited consolidated financial statements within this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends
Our common stock is listed on the New York Stock Exchange under the trading symbol "MBC".

We presently intend to retain future earnings, if any, to finance our business or reduce debt. As a result, we do not currently expect to pay any cash dividends in the short term. Our Board of Directors will continue to evaluate dividend payment opportunities on a quarterly basis. There can be no assurance as to when and if future dividends will be paid, or at what level, because the payment of dividends is dependent upon our financial condition, results of operations, capital requirements, debt covenants and other factors deemed relevant by our Board of Directors.

As a holding company, we are a legal entity separate and distinct from our subsidiaries. Accordingly, the source of our unconsolidated revenues and funds is dividends and other payments from subsidiaries. Our subsidiaries are not limited by long-term debt or other agreements in their abilities to pay cash dividends or to make other distributions with respect to their capital stock or other payments to the Company.

Holders
On February 11, 2026, there were 7,094 record holders of our common stock, par value $0.01 per share. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers or other financial institutions.

Shareholder Return Comparison
We include in our Annual Report on Form 10-K a line graph presentation comparing the relative performance of our stock compared with the S&P SmallCap 600 Index and the S&P 600 Building Products Industry Index from the date we became publicly traded, December 15, 2022, through December 28, 2025. We have selected the S&P SmallCap 600 Index and the S&P 600 Building Products Industry Index for comparison due to the similarities of the companies in those indexes with respect to our market capitalization and line of business, respectively.

The following chart assumes a hypothetical $100 investment on December 15, 2022 and shows the cumulative value at the end of each succeeding year.



29

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" regarding business strategies, market potential, future financial performance, and other matters. Statements preceded by, followed by or that otherwise include the word "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," "may," and "could," are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements. These factors include those listed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

The forward-looking statements included in this document are made as of the date of this Annual Report on Form 10-K and, except pursuant to any obligations to disclose material information under the federal securities laws, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this Annual Report on Form 10-K.

Some of the important factors that could cause our actual results to differ materially from those projected in any such forward-looking statements include:

- Our ability to develop and expand our business;
- Our ability to develop new products or respond to changing consumer preferences and purchasing practices;
- Our anticipated financial resources and capital spending;
- Our ability to manage costs;
- Our ability to effectively manage manufacturing operations and capacity, or an inability to maintain the quality of our products;
- The impact of our dependence on third parties to source raw materials and our ability to obtain raw materials in a timely manner or fluctuations in raw material costs;
- Our ability to accurately price our products;
- Our projections of future performance, including future revenues, capital expenditures, gross margins, and cash flows;
- The effects of competition;
- Costs of complying with evolving tax and other regulatory requirements and the effect of actual or alleged violations of tax, environmental or other laws;
- The effect of climate change and unpredictable seasonal and weather factors;
- Conditions in the housing market in the United States, Canada and Mexico;
- The expected strength of our existing customers and consumers and any loss or reduction in business from one or more of our key customers or increased buying power of large customers;
- Information systems interruptions or intrusions or the unauthorized release of confidential information concerning customers, employees, or other third parties;
- Worldwide economic, geopolitical and business conditions and risks associated with doing business on a global basis, including risks associated with uncertain trade environments, changes to U.S. tariff policy and retaliatory tariffs imposed by other countries;
- The effects of a public health crisis or other unexpected event;
- Changes in the anticipated timing for closing the combination of MasterBrand with American Woodmark (the "Transaction"), including the impact of the U.S. government shutdown;
- Delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction;
- The outcome of any legal proceedings that may be instituted against MasterBrand or American Woodmark following the announcement of the Transaction;
- The inability to complete the Transaction;
- The inability to recognize, or delays in obtaining, anticipated benefits of the Transaction, including synergies, which may be affected by, among other things, competition, the ability of the combined company to integrate operations in a successful manner and in the expected time period, grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees;

- The impact of our current and any additional future debt obligations on our business, current and future operations, profitability and our ability to meet other obligations;
- Business disruption during the pendency of or following the Transaction;
- Diversion of management time on Transaction-related issues;
- The reaction of customers and other persons to the Transaction; and
- Other statements contained in this Annual Report on Form 10-K regarding items that are not historical facts or that involve predictions.

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is a supplement to the accompanying consolidated financial statements of MasterBrand and its consolidated subsidiaries and provides additional information on our business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations.

MD&A is organized as follows:

- *Overview*: This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

- *Results of Operations*: Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. This section provides an analysis of our results of operations for the 52-week period that ended on December 28, 2025 as compared to the 52-week period that ended on December 29, 2024. Unless the context otherwise requires, references to years and quarters contained in this Annual Report on Form 10-K pertain to our fiscal years and fiscal quarters. Additionally, unless the context otherwise requires, references in this Annual Report on Form 10-K to: (1) "2025," "fiscal 2025" or our "2025 fiscal year" refers to our 2025 fiscal year that is a 52-week period that ended on December 28, 2025; (2)"2024," "fiscal 2024" or our "2024 fiscal year" refers to our 2024 fiscal year that was a 52-week period that ended on December 29, 2024; and (3) "2023," "fiscal 2023" or our "2023 fiscal year" refers to our 2023 fiscal year that was a 53-week period that ended on December 31, 2023.

- *Liquidity and Capital Resources*: This section provides a discussion of our financial condition and an analysis of our cash flows for our 2025 fiscal year as compared to our 2024 fiscal year. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at December 28, 2025 and December 29, 2024, as well as a discussion of our ability to fund our future commitments and ongoing operating activities through internal and external sources of capital.

- *Recently Issued Accounting Standards*: This section identifies our adoption of recently issued accounting standards.

- *Critical Accounting Estimates*: This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

Overview

Founded over 70 years ago, we are the largest manufacturer of residential cabinets in North America. Our superior product quality, innovative design and service excellence drives a compelling value proposition. We have insight into the fashion and features consumers desire, which we use to tailor our product lines across price points. Our volume leadership allows us to achieve an advantaged cost structure and service platform by standardizing product platforms and components to the greatest extent possible—resulting in an improved facility footprint and an efficient supply chain. Further, our decades of experience have informed how we use global geographies to optimize procurement and manufacturing costs. Finally, with the most extensive dealer network throughout the United States and Canada, we have an advantaged distribution model that cannot be easily replicated. We expect to further extend our competitive advantages by using technology and data to enhance the consumer's experience from visualization to ordering to delivery and installation.

On December 14, 2022, our former parent company, Fortune Brands, completed a tax free spin-off transaction to separate its Cabinets segment into a standalone publicly-traded company. The Separation was completed through a series of transactions ending with a pro rata distribution of all of the shares of MasterBrand, Inc. common stock owned by Fortune Brands to Fortune Brands shareholders, after which we became an independent, publicly-traded company. Separating the former Cabinets segment of Fortune Brands into a standalone publicly-traded company significantly enhanced the long-term growth and return prospects of our Company and offers substantially greater long-term value to shareholders, customers and associates.

On July 10, 2024, we acquired all of the issued and outstanding limited liability interests of Dura Investment Holdings LLC, parent company of Supreme, a cabinetry company, from GHK Capital Partners LP. Supreme was a domestic manufacturer of residential cabinetry with a portfolio of product lines significantly focused on premium products. Supreme, with manufacturing facilities located in Minnesota, Iowa and North Carolina, and its two brands, Dura Supreme and Bertch cabinetry, crafts framed and frameless cabinetry for a nationwide network of dealers. The combined company is reaching more customers, through its highly complementary dealer networks, with greater efficiency and effectiveness. Through this transaction, MasterBrand broadened its portfolio of premium cabinetry in the resilient and attractive kitchen and bath categories, further diversifying its channel distribution and adding to its strategically located facility footprint. The acquisition was funded with a combination of cash on hand and proceeds from our revolving credit facility.

On August 6, 2025, we announced the execution of a definitive agreement whereby the Company will combine with American Woodmark in an all-stock transaction. Merger Sub, a direct wholly owned subsidiary of the Company, will merge with and into American Woodmark, with American Woodmark surviving the merger and continuing as a wholly owned subsidiary of the Company. The closing of the Merger, which is expected to occur in early 2026, is subject to the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of other customary closing conditions. Both companies received the necessary shareholder approval at their respective special meetings of shareholders held on October 30, 2025.

In February 2026, we announced plans to implement $30 million dollars of planned cost reductions. The cost reductions, which will primarily be in selling, general and administrative expenses, will begin in the first quarter of 2026, with full realization expected by the end of fiscal 2026.

Recent Developments

Tariffs

The Company continues to actively monitor recent trade policy and tariff announcements, including the recently announced Section 232 tariffs on timber, lumber, and derivative wood products (including kitchen cabinets, vanities and related wood products), effective October 14, 2025. As a result of the Section 232 proceedings, a 10 percent tariff applies to softwood lumber and timber imports, and a 25 percent tariff applies to kitchen cabinets and vanities, although the tariff on cabinets and vanities may increase after January 1, 2027. Increased restrictions on global trade, including an increase in U.S. tariffs and any retaliatory responses thereto, have resulted in and could further result in, among other things, increased input costs, supply chain disruptions, decreased consumer demand and volatility in foreign exchange rates and financial markets. We continue to analyze the impact of these actions and adjust our mitigation strategy, including pricing, productivity and repositioning our supply chain to offset the impact of the tariff exposure as trade policy evolves. The uncertain and evolving market dynamics and global trade environment could have a material adverse effect on the Company's business, financial condition, and results of operations.

OBBBA

On July 4, 2025, the "One Big Beautiful Bill Act" ("OBBBA") was enacted into U.S. law. The OBBBA includes changes to several corporate tax provisions, including tax deductions for qualified research expenditures, changes to business interest expense limitations and bonus depreciation. The OBBBA legislation does not materially impact our 2025 annual effective tax rate, but reduced 2025 cash taxes.

Pillar Two

In 2024, certain jurisdictions in which we operate enacted, or announced their intention to enact, legislation consistent with one or more Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules ("Pillar Two"). The model rules include qualified domestic minimum top-up taxes, income inclusion rules, and undertaxed profit rules all aimed to ensure that multinationals pay a minimum effective corporate tax rate of 15 percent in each jurisdiction in which they operate, with some rules effective in 2024, 2025 and 2026. The Pillar Two legislation, as enacted in certain jurisdictions in which we operate, does not materially impact our 2025 annual effective tax rate but is expected to unfavorably impact our annual effective tax rate in 2026.

Additionally, material changes to our separate legal entity pre-tax book income and structure, the valuation allowance, nondeductible acquisition-related transaction costs related to the American Woodmark transaction, enacted local legislation, or changes in jurisdictions in which we operate could also impact our effective tax rate in fiscal 2026.

Results of Operations

The following discussion includes a comparison of results of operations for the fifty-two weeks ended December 28, 2025 compared to the fifty-two weeks ended December 29, 2024. For comparisons of our 2024 fiscal year compared to our 2023 fiscal year, please refer to the heading "Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2024, as filed with the SEC.

Fiscal 2025 compared to Fiscal 2024

(U.S. Dollars presented in millions)	December 28, 2025	$ change	% change	December 29, 2024
NET SALES	$ 2,734.7	$ 34.3	1.3%	$ 2,700.4
Cost of products sold	1,907.1	83.7	4.6%	1,823.4
GROSS PROFIT	827.6	(49.4)	(5.6%)	877.0
Selling, general and administrative expenses	667.8	64.7	10.7%	603.1
Amortization of intangible assets	25.6	5.4	26.7 %	20.2
Restructuring charges	15.2	(2.8)	(15.6%)	18.0
OPERATING INCOME	119.0	(116.7)	(49.5)%	235.7
Interest expense	74.1	0.1	0.1%	74.0
Gain on sale of asset	—	4.3	n/m[1]	(4.3)
Other income, net	(1.4)	0.9	(39.1%)	(2.3)
INCOME BEFORE TAXES	46.3	(122.0)	(72.5%)	168.3
Income tax expense	19.6	(22.8)	(53.8%)	42.4
NET INCOME	$ 26.7	$ (99.2)	(78.8)%	$ 125.9

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[1] Not meaningful.

Net sales

Net sales were $2,734.7 million for 2025 compared to $2,700.4 million for 2024, an increase of $34.3 million, or 1.3 percent. The higher net sales from 2024 was driven primarily by the acquisition of Supreme in July of 2024, which contributed $131.5 million of incremental sales in the first half of 2025. Excluding the impact of Supreme, the $97.2 million decrease in net sales from 2024 was driven primarily by lower sales unit volume of $156.5 million, partially offset by the favorable combined net impact of price and mix on our overall average selling price of $60.7 million. Overall end market demand was weaker in 2025 compared to 2024 in the repair and remodel and single-family new construction markets. Foreign currency impact was unfavorable by $1.4 million during 2025 as compared to 2024.

Compared to 2024, net sales to dealers, whose end customers include builders, professional trades and home remodelers, increased $79.1 million, or 5.6 percent, driven by the incremental sales from a full year of Supreme. Net sales to retailers, including through their respective retail internet website portals, declined $49.2 million, or 5.3 percent, and net sales directly to builders increased $4.4 million, or 1.3 percent.

Cost of products sold

Cost of products sold increased by $83.7 million, or 4.6 percent, to $1,907.1 million (69.7 percent of net sales) in 2025 as compared to $1,823.4 million (67.5 percent of net sales) in 2024. The inclusion of Supreme during the first half of 2025 resulted in an incremental $86.4 million of cost of products sold. Excluding the impact of Supreme, the $2.7 million decrease in cost of products sold was driven primarily by lower sales unit volume of $105.6 million, partially offset by the combined net impact of costs and mix of $102.9 million. In 2025, realized savings from various cost reduction actions were more than offset by higher manufacturing costs, including unfavorable fixed cost leverage and gross tariffs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $64.7 million, or 10.7 percent, to $667.8 million (24.4 percent of net sales) in 2025 compared to $603.1 million (22.3 percent of net sales) in the prior year. The increase in 2025 is primarily due to the inclusion of Supreme during the first half of 2025 ($26.1 million), increased associate-related costs, net of lower variable compensation ($10.2 million), continued investments in our strategic initiatives ($7.9 million), specifically digital and technology investments and marketing, and increased professional support fees ($1.9 million). 2025 also includes increased bad debt expense of $17.4 million, primarily due to a charge in the fourth quarter resulting from the Company's assessment of the collectability of a specific customer's receivable balance of $17.1 million. These increases were partially offset by lower distribution and commission costs ($3.3 million), as a result of the decrease in sales unit volume.

Restructuring charges

Restructuring charges were $15.2 million in 2025 as compared to $18.0 million in 2024. Charges in both periods are largely related to severance costs and other employee-related costs in order to better align our workforce with our forecasted demand within our manufacturing footprint.

Interest expense

Interest expense was $74.1 million in 2025, which was comparable to $74.0 million in 2024. Our 2025 interest expense reflects a higher outstanding debt balance throughout 2025 as a result of the second quarter 2024 debt refinancing transaction. Interest expense in 2024 also includes $6.5 million of nonrecurring interest expense incurred in connection with the debt refinancing transaction, including the write-off of deferred financing fees.

Gain on sale of asset

The gain on sale of asset resulted from the sale of a warehouse and land in the fourth quarter of 2024. The location was previously closed in conjunction with the consolidation of our warehouse facilities to enable efficiencies and increase annual savings. The facility sold for a purchase price of $6.6 million, resulting in a $4.3 million gain.

Other income, net

Other income, net was $1.4 million in 2025, a decline of $0.9 million as compared to other income, net of $2.3 million in 2024. This decrease was due primarily to lower transactional foreign currency gains in 2025, as compared to 2024, due to fluctuations in exchange rates.

Income taxes

Our consolidated income tax expense, income before taxes, and effective tax rate for the fiscal years ended December 28, 2025 and December 29, 2024 were as follows:

(U.S. Dollars presented in millions)	December 28, 2025		December 29, 2024	
Income before taxes	$	46.3	$	168.3
Income tax expense		19.6		42.4
Effective tax rate		42.3 %		25.2 %

In 2025, the Company recorded a valuation allowance charge of $4.4 million primarily based on an inability to demonstrate that sufficient future foreign-source taxable income in the general basket category will be available to absorb foreign tax credit carryovers within the ten-year carryforward period. The Company also had nondeductible acquisition-related transaction costs incurred as a result of the pending merger with American Woodmark, which resulted in additional income tax expense of $4.3 million in 2025.

For 2025, the Company's effective tax rate was 42.3 percent, compared to an effective tax rate of 25.2 percent for 2024. The increase in the effective tax rate between the periods was primarily due to the increase in the valuation allowance and nondeductible acquisition-related transaction costs, as well as changes in foreign income inclusions and changes in book income, partially offset by lower state and local income taxes and the mix of earnings in jurisdictions with differing tax rates.

The 2025 effective income tax rate of 42.3 percent compared to the U.S. federal statutory rate of 21.0 percent was primarily the result of the increase in the valuation allowance and nondeductible acquisition-related transaction costs, as well as changes in foreign income inclusions, nondeductible compensation and net changes in state and local income taxes, partially offset by tax credits and the mix of earnings in jurisdictions with differing tax rates. The 25.2 percent effective income tax rate for 2024 was unfavorably impacted by net changes in state and local income taxes and foreign income taxed at higher rates.

Liquidity and Capital Resources

Our primary liquidity needs have historically been to support working capital requirements and fund capital expenditures. We may have liquidity needs to finance acquisitions and return cash to shareholders, such as the 2024 acquisition of Supreme and the pending American Woodmark transaction. We have a centralized approach to treasury, including cash management performed through cash pooling arrangements. Certain of our entities have standalone cash accounts that are not included in the centralized cash pooling arrangements. All cash balances specifically identifiable to us are included in our consolidated balance sheets and statement of cash flows.

Our operating income is generated by our subsidiaries. There are generally no restrictions on the ability of our subsidiaries to pay dividends or make other distributions to MasterBrand, other than the fact our subsidiaries have financial obligations that must be satisfied before funding us and such dividends are subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. We periodically review our portfolio of brands, manufacturing and supply chain footprint, and evaluate potential strategic transactions to increase shareholder value. However, we cannot predict whether or when we may enter into acquisitions, joint ventures or dispositions, or what impact any such transactions could have on our results of operations, cash flows or financial condition. Our cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section entitled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

On November 18, 2022, we entered into a 5-year, $1.25 billion credit agreement, consisting of a $750.0 million term loan and a $500.0 million revolving credit facility (the "2022 Credit Agreement"). The 2022 Credit Agreement was secured by certain assets as well as the guarantee of certain of our subsidiaries.

On June 27, 2024, the Company refinanced this debt by completing a private offering (the "Offering") of $700.0 million aggregate principal amount of 7.00 percent Senior Notes due 2032 (the "Senior Notes") and entered into an amended and restated credit agreement (the "2024 Credit Agreement"). The Company used the funds from the refinancing transaction, and cash on-hand, to: 1) refinance the 2022 Credit Agreement (including repaying all amounts outstanding under the existing term loan, inclusive of accrued and unpaid interest), 2) fund the acquisition of Supreme on July 10, 2024, and 3) to pay all fees and expenses related to the foregoing transactions. In July 2024, upon closing, we funded the Supreme acquisition with a combination of cash on hand and $430.0 million of proceeds from the revolving credit facility provided for by the 2024 Credit Agreement (see Note 12, "Debt," for further details).

The Senior Notes were issued under the Indenture dated as of June 27, 2024 (the "Indenture") and will mature on July 15, 2032. Interest on the Senior Notes accrues at a rate of 7.00 percent per annum and is payable semi-annually in arrears on January 15 and July 15.

The Indenture contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its restricted subsidiaries (as defined in the Indenture) to (i) incur additional indebtedness and guarantee indebtedness, (ii) make restricted payments, (iii) create, incur or assume liens or use assets as security in other transactions, (iv) merge, consolidate, or sell, transfer, lease or dispose of substantially all of their assets, (v) sell or transfer certain assets, (vi) enter into or conduct transactions with affiliates of the Company and (vii) agree to certain restrictions or encumbrances on the ability of restricted subsidiaries to pay dividends, make loans or advances, or to otherwise transfer property or assets to the Company or other restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations. The Indenture also includes customary events of default. Certain of the foregoing covenants will be suspended in the event that (i) the Senior Notes receive investment grade ratings from any two of Fitch Ratings Inc., Moody's Investors Service, Inc. or S&P Global Ratings and (ii) no default or event of default has occurred and is continuing under the Indenture. The Company was in compliance with all of its debt covenants under the Indenture as of December 28, 2025.

The revolving credit facility under the 2024 Credit Agreement is not subject to amortization and will mature in June 2029. The 2024 Credit Agreement is secured by certain assets as well as the guarantee of certain of our subsidiaries.

Interest rates on the revolving credit facility are variable based on the Secured Overnight Financing Rate ("SOFR"), or, at the Company's option, at a base reference rate equal to the highest of (i) the federal funds rate plus 0.50 percent, (ii) the rate of interest last quoted by the Administrative Agent (as defined in the 2024 Credit Agreement) as its "prime rate" and (iii) the one-month SOFR rate plus 1.00 percent (the "Base Rate"), plus, as applicable, a margin ranging from 1.625 percent to 2.25 percent per annum for SOFR-based loans and ranging from 0.625 percent to 1.25 percent per annum for Base Rate-based loans, in each case, depending on the Company's net leverage ratio. The Company also pays customary agency fees and a commitment fee based on the daily unused portion of the revolving credit facility ranging from 0.20 percent to 0.30 percent per annum, depending on its net leverage ratio.

The 2024 Credit Agreement contains customary representations and warranties, affirmative covenants and restrictive covenants. The restrictive covenants limit the Company and its subsidiaries' ability to, among other things, (i) incur indebtedness, (ii) create liens on the Company's or such subsidiaries' assets, (iii) engage in fundamental changes, (iv) make investments, (v) sell or otherwise dispose of assets, (vi) engage in sale-leaseback transactions, (vii) make restricted payments, (viii) engage in certain transactions with affiliates and (ix) enter into agreements restricting the ability of the Company's subsidiaries to make distributions to the Company or incur liens on their assets.

The 2024 Credit Agreement also contains a financial covenant that does not permit the Company to allow its net leverage ratio to exceed (i) in the case of any fiscal quarter ending on or prior to December 31, 2024, 3.50 to 1:00 and (ii) in the case of any fiscal quarter ending on or following March 31, 2025, 3.25 to 1:00 or, if the Company consummates any material acquisition, then the Company's net leverage ratio shall not exceed 3.75 to 1.00 for the applicable fiscal quarter in which such acquisition is consummated and the three consecutive fiscal quarters thereafter. The Company is also required to maintain a minimum interest coverage ratio of 3.00 to 1.00. The 2024 Credit Agreement also contains customary events of default. The occurrence of an event of default could result in the termination of commitments under the revolving credit facility, the acceleration of all outstanding amounts thereunder and the requirement to cash collateralize outstanding letters of credit. The Company was in compliance with all of its debt covenants under the 2024 Credit Agreement as of December 28, 2025.

The Company amended its 2024 Credit Agreement on November 3, 2025 to obtain $375.0 million of delayed draw term loan commitments that will be used to repay and terminate American Woodmark's existing indebtedness, the funding of which is dependent on the closing of the Merger. The interest rate of the delayed draw term loans is a variable rate based on the Secured Overnight Financing Rate ("SOFR"), plus, a margin depending on the Company's net leverage ratio. The delayed draw term loans will have a maturity coterminous with the revolving credit facility under the 2024 Credit Agreement in June 2029, and the amendment did not result in any material changes to the covenants in place under the 2024 Credit Agreement.

As of December 28, 2025, we had $974.5 million outstanding in third-party borrowings, net of deferred financing fees. We may also incur additional indebtedness in the future.

Cash Flows

Below is a summary of cash flows for the fiscal years ended December 28, 2025 and December 29, 2024.

	For years ended	
(U.S. Dollars presented in millions)	2025	2024
Net cash provided by operating activities	$ 195.7	$ 292.0
Net cash used in investing activities	(74.4)	(580.8)
Net cash (used in) provided by financing activities	(65.7)	269.6
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	6.7	(7.9)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 62.3	$ (27.1)

Fiscal 2025 as compared to Fiscal 2024

Net cash provided by operating activities decreased to $195.7 million in 2025 as compared to $292.0 million in 2024. Net income contributed $26.7 million to operating cash flow in 2025, down from $125.9 million in 2024. In 2025, accounts receivable decreased $24.0 million as a result of lower net sales and improved timing of cash collections in the fourth quarter of 2025, compared to a decrease of $21.3 million in 2024. In 2025, inventory declined $8.0 million as a result of inventory management efforts, as compared to an increase in inventory of $10.7 million in 2024. In 2025, accounts payable increased $15.7 million compared to an increase of $23.8 million in 2024. The reduced favorability in accounts payable in 2025 was a result of inventory management efforts. Depreciation in 2025 was $67.9 million as compared to $57.1 million in 2024. The increase is due to the inclusion of Supreme for the full year in 2025.

Net cash used in investing activities was $74.4 million in 2025, compared to net cash used in investing activities of $580.8 million in 2024. Capital expenditures were comparable in 2025 ($78.2 million) versus 2024 ($80.9 million). Fiscal 2024 included the acquisition of Supreme, net of cash acquired, of $514.5 million. Fiscal 2024 also included the proceeds from the sale of former manufacturing warehouse facility sites.

Net cash used in financing activities was $65.7 million in 2025 as compared to net cash provided of $269.6 million in 2024. In 2024, our $712.5 million term loan was repaid, and replaced with $700.0 million of Senior Notes as a result of the refinancing transaction completed in the second quarter of 2024. In 2024, we used $470.0 million of proceeds from the revolving credit facility provided for by the 2024 Credit Agreement to fund the Supreme acquisition, and subsequently paid down $150.0 million, net on our revolving credit facility. Fiscal 2024 also included the payment of $17.8 million of financing fees associated with the refinancing transaction, as compared to $1.8 million in 2025. In 2025, we paid down $35.0 million, net, on our revolving credit facility. Fiscal 2025 includes $18.1 million of stock repurchases as compared to $6.5 million of stock repurchases in 2024.

We believe that our cash and cash equivalent balances, along with available cash from operating cash flows and credit facilities, will be adequate to fund our typical needs, including working capital requirements and projected capital expenditures. We also believe we have access to additional funds from capital markets to fund strategic initiatives.

Customer Credit Risk

We routinely grant unsecured credit to customers in the normal course of business. Accounts receivable, net, were $150.4 million and $191.0 million as of December 28, 2025 and December 29, 2024, respectively, and are recorded at their stated amount less allowances for discounts and credit losses. Allowances for credit losses include provisions for certain customers where a risk of default has been specifically identified, as well as provisions determined on a general formula basis when it is determined that the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience, existing economic conditions and estimated future collection expectations. In accordance with our policy, our allowance for credit losses was $17.4 million and $3.0 million as of December 28, 2025 and December 29, 2024, respectively. The Company increased the allowance for doubtful accounts by $17.1 million as a result of the Company's assessment of the collectability of a specific customer's receivable balance as of December 28, 2025. The charge, which relates entirely to sales recognized in 2025, was based upon the Company's assessment of the customer's specific facts and circumstances, including its financial outlook and liquidity. Overall, the conditions in the global economy and ongoing market volatility may reduce our customers' ability to access sufficient liquidity and capital to fund their operations and make our estimation of customer defaults inherently uncertain. While we believe current allowances for credit losses are adequate, it is possible that continued weak economic conditions may cause significantly higher levels of customer defaults and bad debt expense in future periods.

Contractual Obligations and Other Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 28, 2025:

	Payment Due by Period						
(U.S. Dollars presented in millions)	**Total**	**2026**	**2027**	**2028**	**2029**	**2030**	**Thereafter**
Contractual Obligations							
Purchase obligations (a)	$ 65.6	$ 39.3	$ 16.6	$ 7.1	$ 1.3	$ 1.3	$ —
Non-cancellable operating leases	256.6	33.1	32.0	30.4	27.1	24.5	109.5
Non-cancellable financing leases	5.8	2.6	1.6	1.0	0.5	0.1	—
Other Corporate Commercial Commitments							
Debt payments (b)	985.0	—	—	—	285.0	—	700.0
Interest payments	399.4	65.1	65.1	65.1	57.1	49.0	98.0
Total contractual cash obligations	$ 1,712.4	$ 140.1	$ 115.3	$ 103.6	$371.0	$74.9	$ 907.5

(a) Purchase obligations related to operating activities include agreements and contracts that give the supplier recourse to us for cancellation or nonperformance under the contract or contain terms that would subject us to liquidated damages. The purchase obligations in the table above include contracts for raw materials and finished goods purchases, selling and administrative services and capital expenditures.

(b) Debt payments include our $700.0 million Senior Notes and $750.0 million revolving credit facility under the 2024 Credit Agreement.

In addition to the contractual obligations and commitments described above, we also had other corporate commercial commitments for which we are contingently liable as of December 28, 2025. Other corporate commercial commitments as of December 28, 2025 include standby letters of credit of $23.1 million and surety bonds outstanding of $13.1 million, of which $7.4 million are due in the next 12 months.

We do not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to our financial condition or results of operations.

Derivative Financial Instruments

In accordance with Accounting Standards Codification ("ASC") requirements for derivatives and hedging, we recognize all derivative contracts as either assets or liabilities on the balance sheet, and the measurement of those instruments is at fair value.

We account for derivative instruments as follows:

- *Derivative instruments that are designated as cash flow hedges* - The changes in the fair value of the derivative instrument are reported in other comprehensive income and are recognized in the consolidated statements of income when the hedged item affects earnings. In all periods presented, the recognized gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in cost of products sold on the consolidated statements of income.
- *Derivative instruments that are designated as fair value hedges* - The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in other expense, net on the consolidated statements of income.
- *Derivative instruments that are designated as net investment hedges* - The changes in fair value of the derivative instrument are recognized in the consolidated statements of income when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

Deferred currency gains of $2.1 million were reclassified into earnings for the 2025 fiscal year. Deferred currency losses of $2.9 million were reclassified into earnings for the 2024 fiscal year. Deferred currency gains of $10.2 million were reclassified into earnings for the 2023 fiscal year. Based on foreign exchange rates as of December 28, 2025, we estimate that $4.9 million of net derivative gains included in accumulated other comprehensive income as of December 28, 2025, will be reclassified to earnings within the next twelve months.

Foreign Currency Risk

We have operations in various foreign countries, principally Canada and Mexico. Therefore, changes in the value of the related currencies affect our financial statements when translated into U.S. dollars. Certain anticipated transactions, assets and liabilities are exposed to foreign currency risk. Principal currencies hedged include the Canadian dollar and the Mexican peso. We regularly monitor our foreign currency exposures in order to maximize the overall effectiveness of our foreign currency hedge positions.

Recently Issued Accounting Standards

The adoption of recent accounting standards, as discussed in Note 2, "Significant Accounting Policies," of our audited consolidated financial statements within this Annual Report on Form 10-K, has not had and is not expected to have a significant impact on our revenue, earnings or liquidity.

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with GAAP, which require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting period. Management has established detailed policies and control procedures intended to ensure the appropriateness of such estimates and assumptions and their consistent application from period to period. For a description of our significant accounting policies, see Note 2, "Significant Accounting Policies," of our audited consolidated financial statements within this Annual Report on Form 10-K.

Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these critical accounting estimates is important in understanding our reported results of operations and financial position. We believe that of our accounting estimates and assumptions, those described in the following sections involve a high degree of judgment and complexity.

Business Combinations

We allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the purchase price for an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. We use a variety of information sources to determine the fair value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; and actuaries and other third-party specialists, for the values of workers' compensation and general and product liabilities, as necessary. Transaction costs related to the acquisition of a business are expensed as incurred.

We estimate the fair value of acquired customer relationships using the multi-period excess earnings method. Fair value is estimated as the present value of the benefits anticipated from ownership of the asset, in excess of the returns required on the investment in contributory assets which are necessary to realize those benefits. The intangible asset's estimated earnings are determined as the residual earnings after quantifying estimated earnings from contributory assets. Assumptions used in these calculations are considered from a market participant perspective and include forecasted revenue growth rates, estimated earnings, customer attrition rates and market-participant discount rates.

We estimate the fair value of tradenames using the relief from royalty method, which calculates the cost savings associated with owning rather than licensing the assets. Assumed royalty rates are applied to projected revenue for the remaining useful lives of the assets to estimate the royalty savings. Assumptions used in the determination of the fair value of a trade name include forecasted revenue growth rates, the assumed royalty rate and the market-participant discount rate.

While we use our best estimates and assumptions, fair value estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments required after the measurement period are recorded in the consolidated statement of operations.

Future changes in the judgments, assumptions and estimates that are used in our acquisition valuations and intangible asset and goodwill impairment testing, including market-participant discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in market-participant discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year.

Inventories

Inventory provisions are recorded to reduce inventory to the net realizable dollar value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage and specific identification of items, such as product discontinuance, engineering and material changes, or regulatory-related changes. In accordance with this policy, our inventory provision was $15.7 million and $17.0 million as of December 28, 2025 and December 29, 2024, respectively.

Goodwill and Indefinite-lived Intangible Assets

Goodwill

In accordance with ASC Topic 350, "Intangibles—Goodwill and Other", goodwill is tested for impairment at least annually in the fourth quarter and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

To evaluate the recoverability of goodwill, we perform a quantitative impairment test using a weighting of the income and market approaches. For the income approach, we use a discounted cash flow model, estimating the future cash flows of the reporting units to which the goodwill relates and then discounting the future cash flows at a market-participant-derived discount rate. In determining the estimated future cash flows, we consider current and projected future levels of income based on management's plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. For the market approach, we apply market multiples for peer groups to the current

operating results of the reporting unit to determine the reporting unit's fair value. Our reporting unit is our operating segment. When the estimated fair value of the reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss based on that difference.

The significant assumptions that are used to determine the estimated fair value for goodwill impairment testing include the following: third-party market forecasts of U.S. new home starts and home R&R spending; management's sales, operating income and cash flow forecasts; peer company earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples; the market-participant-based discount rate; and the perpetuity growth rate. Our estimates of reporting unit fair values are based on certain assumptions that may differ from our historical and future actual operating performance. Specifically, assumptions related to growth in the new construction and R&R market of the U.S. home products markets, when combined with general economic data such as inflation and interest rates, drive our forecasted sales growth. The market forecasts are developed using independent third-party forecasts from multiple sources. In addition, estimated future operating income and cash flow consider our historical performance at similar levels of sales volume and management's future operating plans as reflected in annual and long-term plans that are reviewed and approved by management.

Indefinite-Lived Intangible Assets

Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to us indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We measure the fair value of identifiable intangible assets upon acquisition and we review for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The significant assumptions that are used to determine the estimated fair value for indefinite-lived intangible assets upon acquisition and subsequent impairment testing are: forecasted revenue growth rates; the assumed royalty rates; and the market-participant discount rates.

Our cash flow projections used to assess impairment of our goodwill and other intangible assets are significantly influenced by our projection for the U.S. home products market, our annual operating plans finalized in the fourth quarter of each fiscal year and our ability to execute on various planned cost reduction initiatives supporting operating income improvements. Our projection for the U.S. home products market is inherently uncertain and is subject to a number of factors, such as employment rates, home prices, interest rates, credit availability, new home starts and the rate of home foreclosures.

In performing our quantitative testing, we measure fair value of our indefinite-lived tradenames using the relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The determination of fair value using this technique requires the use of estimates and assumptions related to forecasted revenue growth rates, the assumed royalty rates and the market-participant discount rates.

The fair values of the impaired tradenames were measured using the relief-from-royalty approach. Some of the more significant assumptions inherent in estimating the fair values include forecasted revenue growth rates, assumed royalty rates and market-participant discount rates that reflect the level of risk associated with the tradenames' forecasted revenue growth rates and profitability. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates and management plans. These assumptions represent Level 3 inputs of the fair value hierarchy. See Note 9, "Goodwill and Identifiable Intangible Assets," and Note 11, "Fair Value Measurements," of our audited consolidated financial statements within this Annual Report on Form 10-K, for additional information.

The significant assumptions used to estimate the fair values of the tradenames tested quantitatively during the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023 were as follows:

Unobservable Input	2025			2024			2023		
	Min	Max	Wtd Avg[a]	Min	Max	Wtd Avg[a]	Min	Max	Wtd Avg[a]
Discount rate	10.0 %	10.0 %	10.0 %	12.0 %	12.0 %	12.0 %	10.5 %	11.0 %	10.8 %
Royalty rate[b]	3.0 %	4.0 %	2.5 %	3.0 %	4.0 %	3.6 %	3.0 %	4.0 %	3.6 %

Weighted by the relative fair value of the tradenames that were tested quantitatively.
Represents estimated percentage of sales a market-participant would pay to license the tradenames that were tested quantitatively.

A reduction in the estimated fair value of our reporting units or any of our tradenames could trigger impairment charges in future periods. Events or circumstances that could have a potential negative effect on the estimated fair value of our reporting units and indefinite-lived tradenames include: increases in market-participant discount rates, lower than forecasted revenue growth rates, actual new construction and repair and remodel growth rates that fall below our assumptions, actions of key customers, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, higher interest rates, lower levels of discretionary consumer spending, a decrease in assumed royalty rates and a decline in the trading price of our common stock. We cannot predict with certainty the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived assets.

A 25 basis point change in any of the significant assumptions used during the fiscal year ended December 28, 2025, December 29, 2024 or December 31, 2023 would not have resulted in an impairment being recognized when estimating the fair value of our indefinite-lived tradenames.

Income Taxes

Our income tax provisions are calculated based on our operating footprint, as well as our tax return elections and assertions. For all taxable periods, we file a consolidated U.S. federal income tax return and various state and local income tax returns, and our foreign income tax returns are filed on a full-year basis.

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recognition and measurement of deferred tax asset and liability balances, and the corresponding deferred tax expense or benefit, are determined for each tax-paying component in each relevant jurisdiction. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the new tax rate is enacted.

We reduce our deferred tax assets by a valuation allowance if it is more likely than not that we will not realize some portion or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance in the period in which such changes occur, which would reduce the provision for income taxes.

Customer Program Costs

Customer programs and incentives are a common practice in our business. Our business incurs customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration we will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. In addition, for certain customer program incentives, we receive an identifiable benefit in exchange for the consideration given and record the associated expenditure in selling, general and administrative expenses. Volume allowances are accrued based on management's estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, store sell-through, merchandising support, levels of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate, typically as a result of a change in volume expectations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates, foreign currency exchange rates and commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as

interest rates, foreign currency exchange rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. The counterparties are major financial institutions.

Interest Rate Risk

We had $285.0 million of external variable rate borrowings as of December 28, 2025. A hypothetical 100 basis point increase in interest rates affecting our external borrowings as of December 28, 2025 would increase our borrowing costs by $2.9 million on a pre-tax basis annually.

Foreign Exchange Rate Risk

We enter into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in certain foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

The estimated potential loss under foreign exchange contracts from movement in foreign exchange rates would not have a material impact on our results of operations.

Commodity Price Risk

We are subject to commodity price volatility caused by weather, supply conditions, geopolitical and economic variables and other unpredictable external factors.

See Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

MasterBrand, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	For years ended		
(U.S. Dollars presented in millions, except per share amounts)	**2025**	**2024**	**2023**
NET SALES	$ 2,734.7	$ 2,700.4	$ 2,726.2
Cost of products sold	1,907.1	1,823.4	1,824.8
GROSS PROFIT	827.6	877.0	901.4
Selling, general and administrative expenses	667.8	603.1	569.7
Amortization of intangible assets	25.6	20.2	15.3
Restructuring charges	15.2	18.0	10.1
OPERATING INCOME	119.0	235.7	306.3
Interest expense	74.1	74.0	65.2
Gain on sale of asset	—	(4.3)	—
Other (income) expense, net	(1.4)	(2.3)	2.4
INCOME BEFORE TAXES	46.3	168.3	238.7
Income tax expense	19.6	42.4	56.7
NET INCOME	$ 26.7	$ 125.9	$ 182.0
Average Number of Shares of Common Stock Outstanding			
Basic	127.0	127.1	127.8
Diluted	129.2	130.9	129.9
Earnings Per Common Share			
Basic	$ 0.21	$ 0.99	$ 1.42
Diluted	$ 0.21	$ 0.96	$ 1.40

See Notes to Consolidated Financial Statements.

MasterBrand, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For years ended		
(U.S. Dollars presented in millions)	**2025**	**2024**	**2023**
NET INCOME	$ 26.7	$ 125.9	$ 182.0
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	19.2	(27.7)	12.1
Unrealized gains (losses) on derivatives:			
Unrealized holding gains (losses) arising during period	12.0	(10.1)	9.6
Less: reclassification adjustment for (gains) losses included in net income	(2.1)	2.9	(10.2)
Unrealized gains (losses) on derivatives	9.9	(7.2)	(0.6)
Defined benefit plans:			
Net actuarial gains (losses) arising during period	6.2	5.3	(4.1)
Less: Amortization of net actuarial (gain) loss and curtailment	(0.4)	2.6	3.2
Defined benefit plans	5.8	7.9	(0.9)
Other comprehensive income (loss), before tax	34.9	(27.0)	10.6
Income tax (expense) benefit related to items of other comprehensive income	(1.4)	(2.0)	0.2
Other comprehensive income (loss), net of tax	33.5	(29.0)	10.8
COMPREHENSIVE INCOME	$ 60.2	$ 96.9	$ 192.8

See Notes to Consolidated Financial Statements.

MasterBrand, Inc.
CONSOLIDATED BALANCE SHEETS

(U.S. Dollars presented in millions)	December 28, 2025	December 29, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 183.3	$ 120.6
Accounts receivable, net	150.4	191.0
Inventories	269.1	276.4
Other current assets	93.1	62.7
TOTAL CURRENT ASSETS	695.9	650.7
Property, plant and equipment, net of accumulated depreciation	503.1	481.5
Operating lease right-of-use assets, net of accumulated amortization	189.1	66.4
Goodwill	1,127.5	1,125.8
Other intangible assets, net of accumulated amortization	547.7	571.3
Other assets	37.1	34.1
TOTAL ASSETS	$ 3,100.4	$ 2,929.8
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	203.7	180.7
Current operating lease liabilities	24.3	19.5
Other current liabilities	187.7	195.2
TOTAL CURRENT LIABILITIES	415.7	395.4
Long-term debt	974.5	1,007.8
Deferred income taxes	171.6	158.7
Pension and other postretirement plan liabilities	3.9	3.2
Operating lease liabilities	175.2	55.0
Other non-current liabilities	14.9	15.0
TOTAL LIABILITIES	1,755.8	1,635.1
Commitments (Note 16) and Contingencies and Accrued Losses (Note 17)		
Equity		
Common stock (par value $0.01 per share; authorized 750.0 million shares; 132.6 million shares issued and 127.2 million outstanding as of December 28, 2025; 130.9 million shares issued and 127.6 million outstanding as of December 29, 2024)	1.3	1.3
Paid-in capital	55.8	39.7
Treasury stock, at cost	(70.4)	(44.0)
Accumulated other comprehensive income (loss)	0.8	(32.7)
Retained earnings	1,357.1	1,330.4
TOTAL EQUITY	1,344.6	1,294.7
TOTAL LIABILITIES AND EQUITY	$ 3,100.4	$ 2,929.8

See Notes to Consolidated Financial Statements.

MasterBrand, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For years ended		
(U.S. Dollars presented in millions)	2025	2024	2023
OPERATING ACTIVITIES			
Net income	$ 26.7	$ 125.9	$ 182.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	67.9	57.1	49.0
Amortization of intangibles	25.6	20.2	15.3
Restructuring charges, net of cash payments	(1.7)	10.5	(9.4)
Write-off and amortization of finance fees	2.7	8.9	2.2
Stock-based compensation	16.1	21.9	17.8
Provision for bad debt	17.8	0.4	1.9
Recognition of actuarial losses and settlement charges	(0.4)	2.7	2.9
Deferred taxes	12.8	4.6	(5.7)
Changes in operating assets and liabilities:			
Accounts receivable	24.0	21.3	86.2
Inventories	8.0	(10.7)	123.6
Other current assets	(22.4)	(5.7)	2.1
Accounts payable	15.7	23.8	(69.4)
Accrued expenses and other current liabilities	3.6	3.4	17.2
Other items	(0.7)	7.7	(10.1)
NET CASH PROVIDED BY OPERATING ACTIVITIES	195.7	292.0	405.6
INVESTING ACTIVITIES			
Capital expenditures[a]	(78.2)	(80.9)	(57.3)
Proceeds from the disposition of assets	3.8	14.6	0.4
Acquisition of business, net of cash acquired	—	(514.5)	—
NET CASH USED IN INVESTING ACTIVITIES	(74.4)	(580.8)	(56.9)
FINANCING ACTIVITIES			
Proceeds from revolving credit facility borrowings	240.0	470.0	255.0
Issuance of long-term debt	—	700.0	—
Repayment of revolving credit facility borrowings	(275.0)	(150.0)	(490.0)
Repayment of term loan	—	(712.5)	(37.5)
Payment of financing fees	(1.8)	(17.8)	—
Repurchase of common stock	(18.1)	(6.5)	(22.0)
Payments of employee taxes withheld from share-based awards	(8.3)	(11.4)	(4.0)
Other items	(2.5)	(2.2)	(1.4)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(65.7)	269.6	(299.9)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	6.7	(7.9)	(1.2)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$ 62.3	$ (27.1)	$ 47.6
Cash, cash equivalents, and restricted cash at beginning of period	$ 121.6	$ 148.7	$ 101.1
Cash, cash equivalents, and restricted cash at end of period	$ 183.9	$ 121.6	$ 148.7
Cash and cash equivalents	$ 183.3	$ 120.6	$ 148.7
Restricted cash included in other assets	0.6	1.0	—
Total cash, cash equivalents and restricted cash	$ 183.9	$ 121.6	$ 148.7

[a] Capital expenditures of $9.2 million, $3.4 million and $2.3 million that have not been paid as of December 28, 2025, December 29, 2024 and December 31, 2023, respectively, were excluded from the Consolidated Statements of Cash Flows.

See Notes to Consolidated Financial Statements.

MasterBrand, Inc.
CONSOLIDATED STATEMENTS OF EQUITY

(U.S. Dollars and shares presented in millions)	Common Stock Shares	Amount	Paid-In Capital	Treasury stock, at cost	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Equity
Balance at December 25, 2022	128.0	$ 1.3	$ —	$ (0.1)	$ (14.5)	$ 1,022.5	$ 1,009.2
Comprehensive income:							
Net income	—	—	—	—	—	182.0	182.0
Other comprehensive income	—	—	—	—	10.8	—	10.8
Stock-based compensation	0.7	—	17.8	(4.0)	—	—	13.8
Stock repurchase program	(1.9)	—	—	(22.0)	—	—	(22.0)
Balance at December 31, 2023	126.8	$ 1.3	$ 17.8	$ (26.1)	$ (3.7)	$ 1,204.5	$ 1,193.8
Comprehensive income:							
Net income	—	—	—	—	—	125.9	125.9
Other comprehensive loss	—	—	—	—	(29.0)	—	(29.0)
Stock-based compensation	1.2	—	21.9	(11.4)	—	—	10.5
Stock repurchase program	(0.4)	—	—	(6.5)	—	—	(6.5)
Balance at December 29, 2024	127.6	$ 1.3	$ 39.7	$ (44.0)	$ (32.7)	$ 1,330.4	$ 1,294.7
Comprehensive income:							
Net income	—	—	—	—	—	26.7	26.7
Other comprehensive income	—	—	—	—	33.5	—	33.5
Stock-based compensation	1.0	—	16.1	(8.3)	—	—	7.8
Stock repurchase program	(1.4)	—	—	(18.1)	—	—	(18.1)
Balance at December 28, 2025	127.2	$ 1.3	$ 55.8	$ (70.4)	$ 0.8	$ 1,357.1	$ 1,344.6

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Background MasterBrand, Inc. is the largest manufacturer of residential cabinets in North America with a portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. References to "MasterBrand," "the Company," "we," "our" and "us" refer to MasterBrand, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

Basis of Presentation Our consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. Fiscal 2025 and 2024 both consisted of 52 weeks ended on December 28, 2025 and December 29, 2024, respectively. Fiscal 2023 consisted of 53 weeks ending on December 31, 2023. References herein to years are to our fiscal years.

The consolidated financial statements have been prepared in accordance with GAAP.

Pending Insurance Claims During the fiscal year ended December 28, 2025 the company recognized costs related to the incurrence of insurable events within the manufacturing footprint. During 2025, we recognized $3.0 million of costs, net of $0.8 million of insurance recoveries. These costs included expenditures to remediate damages to property and inventory, and compensation costs associated with the recovery efforts. We are continuing to pursue insurance recoveries and any additional funds received will be used to offset these costs in future periods. Both the expenses and insurance recoveries were recorded as a component of cost of products sold in the Consolidated Statements of Income.

Gain on Sale of Asset On December 12, 2024, the Company sold a warehouse and land located in Weslaco, Texas. The location was previously closed in conjunction with the consolidation of our warehouse facilities to enable efficiencies and increase annual savings. This facility sold for a purchase price of $6.6 million, resulting in a $4.3 million gain recognized as a separate component of non-operating income in the Consolidated Statements of Income.

Tornado at Jackson, Georgia Production Facility On January 12, 2023, a tornado hit the Company's leased Jackson, Georgia production facility, causing damage to the Company's assets and disrupting certain operations. Insurance, less applicable deductibles, covered the repair or replacement of the Company's assets that suffered loss or damage and provided business interruption coverage, including lost profits, and reimbursement for other expenses and costs that were incurred relating to the damages and losses suffered. The Company incurred expenses of $9.4 million solely related to damages caused by the tornado in fiscal 2023. These expenses included compensation costs that we continued to pay skilled labor at the Jackson facility to enable a timely ramp up of production upon re-opening the facility on March 27, 2023, the first day of our fiscal second quarter of 2023, as well as the write-off of damaged inventory, freight costs to move product to other warehouses and professional fees to secure and maintain the site. During fiscal 2023, we received $7.4 million of insurance proceeds for direct costs caused by the tornado. Both the expenses and insurance recoveries were recorded as a component of cost of products sold in the Consolidated Statements of Income. Upon receipt of the final insurance proceeds in our fourth quarter of fiscal 2023, we considered this claim to be closed.

Separation Costs The consolidated statements of income include $2.4 million of costs related to the separation from Fortune Brands for the year ended December 31, 2023. The Separation-related costs include advisory fees, professional fees and other transaction related costs incurred directly by us and are included within selling, general and administrative expenses.

2. Significant Accounting Policies

Use of Estimates The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition In accordance with ASC 606, "Revenue from Contracts with Customers", the Company recognizes revenue for the sale of goods based on its assessment of when control transfers to our customers, which generally occurs upon shipment or delivery of the products. See Note 4, "Revenue from Contracts with Customers," for additional information.

Customer Program Costs Customer programs and incentives are a common practice in our business. Our business incurs customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. These costs are recognized as either a reduction of revenue or within the selling, general and administrative expenses category, depending on the underlying nature of the cost.

We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration the Company will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. Volume allowances are accrued based on management's estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, store sell-through, merchandising support, levels of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate, typically as a result of a change in volume expectations.

Cost of Products Sold Cost of products sold includes all costs to make products saleable, including the cost of materials, as well as labor costs, inbound freight, purchasing and receiving costs, inspection costs and internal transfer costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of products sold.

Selling, General and Administrative Expenses Selling, general and administrative expenses include advertising costs; marketing costs; selling costs, including commissions; research and development costs; shipping and handling costs, including warehousing costs; and general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses were $168.8 million, $164.4 million and $169.4 million in 2025, 2024 and 2023, respectively.

Advertising costs, which amounted to $67.3 million, $54.5 million and $65.0 million in 2025, 2024 and 2023, respectively, are principally expensed as incurred. Advertising costs paid to customers as pricing rebates include product displays, marketing administration costs, media production costs and point of sale materials. Advertising costs recorded as a reduction to net sales, primarily cooperative advertising, were $23.9 million, $18.5 million and $27.6 million in 2025, 2024 and 2023, respectively. Advertising costs recorded in selling, general and administrative expenses were $43.4 million, $36.0 million and $37.4 million in 2025, 2024 and 2023, respectively.

Stock-based Compensation Some of our associates participate in stock-based compensation plans sponsored by the Company. Stock based compensation plans may include stock options, restricted stock, restricted stock units, performance shares, performance units, other types of stock-based awards, and other cash-based compensation. Stock-based compensation expense, measured as the fair value of an award on the date of grant, is recognized in the financial statements over the period that an associate is required to provide services in exchange for the award. Stock-based compensation expense is recorded net of estimated forfeitures. The fair value of each option award is measured on the date of grant using the Black-Scholes option-pricing model. The fair value of each performance share award is based on the average of the high and low share prices on the date of grant and the probability of meeting performance targets. The fair value of each restricted stock unit granted is equal to the average of the high and low share prices on the date of grant. See Note 18, "Stock-Based Compensation," for additional information.

Foreign Currency Translation Foreign currency balance sheet accounts are translated into U.S. dollars at the actual rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the period for the foreign subsidiaries where the local currency is the functional currency. The related translation adjustments are made directly to a separate component of the accumulated other comprehensive loss caption in equity. Transactions denominated in a currency other than the functional currency of a subsidiary are translated into the functional currency with resulting transaction gains or losses recorded in other (income) expense, net.

Income Taxes The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The determination of the Company's income tax positions involves consideration of uncertainties, changing fiscal policies, tax laws, court rulings, regulations and related legislation. Accordingly, significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and the valuation allowance recorded against deferred tax assets.

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recognition and measurement of deferred tax asset and liability balances, and the corresponding deferred tax expense or benefit, are determined for each tax-paying component in each relevant jurisdiction. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the new tax rate is enacted.

The Company recognizes liabilities for unrecognized tax benefits which are recognized if the weight of available evidence indicates that it is not more-likely-than-not that the positions will be sustained on examination, including resolution of the related appeals or litigation processes, if any. We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50 percent of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50 percent likelihood of being sustained, no tax benefit is recorded. Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from our estimates. As of each balance sheet date, unrecognized tax benefits are reassessed and adjusted if the Company's judgment changes as a result of new information, and changes in facts or circumstances. Changes in recognition and measurement estimates are recorded in the Consolidated Statements of Income and Consolidated Balance Sheets in the period in which such changes occur.

We reduce our deferred tax assets by a valuation allowance if it is more likely than not that we will not realize some portion or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance in the period in which such changes occur, which would reduce the provision for income taxes.

The Company recognizes net controlled foreign corporations tested income tax as a period cost.

The Company recognizes tax-related interest and penalties as a component of income tax expense.

Earnings Per Share Earnings per common share is calculated by dividing net income attributable to MasterBrand by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share include the impact of all potentially dilutive securities outstanding during the year.

Cash and Cash Equivalents We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

Allowances for Credit Losses Trade receivables are recorded at the stated amount, less allowances for discounts and credit losses. The allowances represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations (usually due to customers' potential insolvency) or discounts related to early payment of accounts receivable by our customers. The allowances for credit losses include provisions for certain customers where a risk of default has been specifically identified. In addition, the allowances include a provision for expected customer defaults on a general formula basis when it cannot yet be associated with specific customers. Expected credit losses are estimated using various factors, including the length of time the receivables are past due, historical collection experience and existing economic conditions.

Inventories Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in, first-out basis and net realizable value being determined on the basis of replacement cost. Inventory costs include direct materials, including freight, labor and manufacturing overhead. Inventory provisions are recorded to reduce inventory to the net realizable dollar value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage and specific identification of items, such as product discontinuance, engineering and material changes, or regulatory-related changes. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of products sold may be required.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation is provided, on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, which improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed as incurred. Assets held for use to be disposed of at a future date are depreciated over the remaining useful life. Assets to be sold are written down to fair value less costs to sell at the time the assets are being actively marketed for sale. Estimated useful lives of the related assets are as follows:

Buildings and improvements to leaseholds	1 to 40 years
Machinery and equipment	1 to 20 years

Held for Sale Assets and liabilities to be disposed of by sale ("disposal groups") are reclassified into other current assets and other current liabilities on our consolidated balance sheets. The reclassification occurs when all the held for sale criteria have been met, including when management, having the requisite authority, have committed to a plan to sell the assets within one year. Disposal groups are measured at the lower of carrying value or fair value less costs to sell and are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value. The gain or loss on the sale of assets held for sale are included in non-operating expenses.

Long-lived Assets A long-lived asset (including amortizable identifiable intangible assets) or asset group held for use is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of events or circumstances indicating that its carrying amount may not be recoverable include changes in volume, margin, customers and the industry. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate of future cash flows derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated based on fair value. Fair value is estimated primarily using discounted expected future cash flows on a market-participant basis.

Leases Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As most of our lease contracts do not provide an explicit interest rate, we use our incremental borrowing rate in determining the present value of future lease payments. Our incremental borrowing rates include estimates related to the impact of collateralization and the economic environment where the leased asset is located. The operating lease assets also include any prepaid lease payments and initial direct costs incurred, but exclude lease incentives received at lease commencement. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Our leases have remaining lease terms of 1 to 10 years, some of which may include options to extend or terminate the lease. Operating lease expense is recognized on a straight-line basis over the lease term.

We do not recognize leases with an initial term of twelve months or less on the balance sheet and instead recognize the related lease payments as expense in the consolidated statements of income on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component for all asset classes. Additionally, for certain equipment leases, we apply a portfolio approach and account for multiple lease components as a single lease component.

Certain lease agreements include variable rental payments, including rental payments adjusted periodically for inflation. Variable rental payments are expensed during the period they are incurred and therefore are excluded from our lease assets and liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Goodwill and Indefinite-lived Intangible Assets We account for goodwill and other intangible assets in accordance with the provisions of ASC 350, "Intangibles-Goodwill and Other", and account for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date.

Goodwill

Goodwill is tested for impairment at least annually in the fourth quarter and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

To evaluate the recoverability of goodwill, we perform a quantitative impairment test using a weighting of the income and market approaches. For the income approach, we use a discounted cash flow model, estimating the future cash flows of the reporting units to which the goodwill relates and then discounting the future cash flows at a market-participant-derived discount rate. In determining the estimated future cash flows, we consider current and projected future levels of income based on management's plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. For the market approach, we apply market multiples for peer groups to the current operating results of the reporting unit to determine the reporting unit's fair value. Our reporting unit is our operating segment. When the estimated fair value of the reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss based on that difference.

The significant assumptions that are used to determine the estimated fair value for goodwill impairment testing include the following: third-party market forecasts of U.S. new home starts and home R&R spending; management's sales, operating income and cash flow forecasts; peer company earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples; the market-participant-based discount rate; and the perpetuity growth rate. Our estimates of reporting unit fair values are based on certain assumptions that may differ from our historical and future actual operating performance. Specifically, assumptions related to growth in the new construction and R&R market of the U.S. home products markets, when combined with general economic data such as inflation and interest rates, drive our forecasted sales growth. The market forecasts are developed using independent third-party forecasts from multiple sources. In addition, estimated future operating income and cash flow consider our historical performance at similar levels of sales volume and management's future operating plans as reflected in annual and long-term plans that are reviewed and approved by management. As a result of the annual impairment assessments performed for 2025, 2024 and 2023, there were no goodwill impairments.

Indefinite-Lived Intangible Assets

Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We measure the fair value of identifiable intangible assets upon acquisition and we review for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The significant assumptions that are used to determine the estimated fair value for indefinite-lived intangible assets upon acquisition and subsequent impairment testing are the market-participant discount rates based on the weighted-average cost of capital; forecasted revenue growth rates; and the assumed royalty rates.

The market-participant discount rate used in estimating the fair value of future cash flows is dependent on comparable company prices and other relevant information generated by market transactions, as well as broader market assumptions, such as U.S. treasury rates. Our cash flow projections used to assess impairment of our goodwill and other intangible assets are significantly influenced by our projection for the U.S. home products market, our annual operating plans finalized in the fourth quarter of each fiscal year, and our ability to execute on various planned cost reduction initiatives supporting operating income improvements. Our projection for the U.S. home products market is inherently uncertain and is subject to a number of factors, such as employment, home prices, interest rates, credit availability, new home starts and the rate of home foreclosures.

We measure fair value of our indefinite-lived tradenames using the relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The determination of fair value using this technique requires the use of estimates and assumptions related to forecasted revenue growth rates, the assumed royalty rates and the market-participant discount rates.

Events or circumstances that could have a potential negative effect on the estimated fair value of our reporting units and indefinite-lived tradenames include: increases in market-participant discount rates, lower than forecasted revenue growth rates, actual new construction and repair and remodel growth rates that fall below our assumptions, actions of key customers, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in assumed royalty rates and a decline in the trading price of our common stock. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived assets.

Business Combinations From time to time, the Company acquires businesses and/or assets that augment and complement our operations. In accordance with ASC 805, "Business Combinations," these acquisitions are accounted for under the purchase method of accounting. Under this method, the Company allocates the fair value of purchase consideration transferred to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of the acquisition. The excess purchase consideration over the aggregate fair value of tangible and intangible assets, net of liabilities assumed, is recorded as goodwill. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

The Company classifies costs incurred in connection with acquisitions and their integration as acquisition-related costs. These costs are expensed as incurred and consist primarily of transaction costs, legal and consulting fees, and integration costs and are recorded within selling, general and administrative expenses in the consolidated statements of income.

The consolidated financial statements include the results of operations from these business combinations from the date of acquisition.

Derivative Financial Instruments In accordance with ASC requirements for derivatives and hedging, we recognize all derivative contracts as either assets or liabilities on the balance sheet, and the measurement of those instruments is at fair value.

We account for derivative instruments as follows:

- *Derivative instruments that are designated as cash flow hedges* - The changes in the fair value of the derivative instrument are reported in other comprehensive income and are recognized in the consolidated statements of income when the hedged item affects earnings. In all periods presented, the recognized gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in cost of products sold on the consolidated statements of income.
- *Derivative instruments that are designated as fair value hedges* - The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in other expense, net on the consolidated statements of income.
- *Derivative instruments that are designated as net investment hedges* - The changes in fair value of the derivative instrument are recognized in the consolidated statements of income when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

Restructuring Actions Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs and impairment or accelerated depreciation or amortization of assets associated with such actions. Employee-related severance charges are largely based upon distributed employment policies and substantive severance plans. These charges are reflected in the quarter when the actions are probable and the amounts are estimable, which typically is when management approves the associated actions. Severance amounts for which affected employees in certain circumstances are required to render service in order to receive benefits at their termination dates are measured at the date such benefits are communicated to the applicable employees and recognized as expense over the employees' remaining service periods. Contract termination and other charges primarily reflect costs to terminate a contract before the end of its term (measured at fair value at the time the Company provided notice to the counterparty) or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company.

Insurance Reserves We provide for expenses associated with workers' compensation and product liability obligations when such amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change that would affect the estimated liability.

Litigation Contingencies Our business is subject to risks related to threatened or pending litigation and we are routinely defendants in lawsuits associated with the normal conduct of business. Liabilities and costs associated with litigation-related loss contingencies require estimates and judgments based on our knowledge of the facts and circumstances surrounding each matter and the advice of our legal counsel. We record liabilities for litigation-related losses when a loss is probable and we can reasonably estimate the amount of the loss in accordance with ASC Topic 450, "Contingencies." We evaluate the measurement of recorded liabilities each reporting period based on the then-current facts and circumstances specific to each matter. The ultimate losses incurred upon final resolution of litigation-related loss contingencies may differ materially from the estimated liability recorded at any particular balance sheet date. Changes in estimates are recorded in earnings in the period in which such changes occur.

Accumulated Other Comprehensive Income Accumulated Other Comprehensive Income refers to gains and losses that under GAAP are included in comprehensive income but are excluded from net earnings as these amounts are recorded directly as an adjustment to equity.

Recently Issued Accounting Standards

Accounting Standards Issued and Adopted

Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance the transparency, decision usefulness and effectiveness of income tax disclosures. The amendments in this ASU require a public entity to disclose a tabular tax rate reconciliation, using both percentages and currency, with specific categories. A public entity is also required to provide a qualitative description of the states and local jurisdictions that make up the majority of the effect of the state and local income tax category and the net amount of income taxes paid, disaggregated by federal, state and foreign taxes and also disaggregated by individual jurisdictions. The amendments also remove certain disclosures that are no longer considered cost beneficial. The amendments are effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. Refer to Note 14, "Income Taxes," for our implementation of ASU 2023-09 on a prospective basis. The adoption of ASU 2023-09 did not have an impact on our consolidated financial position, results of operations or cash flows.

Accounting Standards Issued, But Not Yet Adopted

Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03 to require more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization and depletion) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). The amendments in ASU 2025-05 provide a practical expedient that allows entities to assume current economic conditions as of the balance sheet date will remain unchanged throughout the reasonable and supportable forecast period when estimating expected credit losses for eligible financial assets, including trade receivables and contract assets. ASU 2025-05 is effective for fiscal periods beginning after December 15, 2025, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). The amendments in ASU 2025-06 clarify and refine the criteria for capitalizing costs related to internal-use software. Under the new guidance, capitalization is permitted when both of the following conditions are met: (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for fiscal periods beginning after December 15, 2027, and interim periods thereafter. The Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Narrow-Scope Improvements

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements," to clarify and reorganize U.S. GAAP interim reporting guidance to improve navigability, applicability, and consistency without changing the fundamental nature or volume of required interim disclosures. This amendment clarifies when ASC 270 is applicable, establishes a disclosure principle requiring disclosure of material events or changes occurring since the most recent annual reporting period, and consolidates into ASC Topic 270 a comprehensive list of interim disclosures required by other Codification Topics. The amendment also clarifies the form and content of interim financial statements, including guidance for condensed interim reporting. The amendment is effective for the Company for interim periods in 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Other new accounting pronouncements issued but not effective until after December 28, 2025 did not and are not expected to have a material impact on our financial position, results of operations or cash flows.

3. Acquisitions

American Woodmark

On August 6, 2025, we announced the execution of a definitive agreement whereby the Company will combine with American Woodmark Corporation ("American Woodmark"), a Virginia corporation, in an all-stock transaction. The Company, Maple Merger Sub, Inc. ("Merger Sub"), a Virginia corporation and direct, wholly owned subsidiary of the Company, and American Woodmark entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into American Woodmark, with American Woodmark surviving the merger and continuing as a wholly owned subsidiary of the Company (the "Merger").

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each equity interest of American Woodmark issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive a number of shares of the Company's common stock equal to 5.15 shares, which collectively will represent approximately 37 percent of the fully diluted shares outstanding of the combined company immediately prior to the execution and delivery of the Merger Agreement.

The closing of the Merger, which is expected to occur in early 2026, is subject to the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of other customary closing conditions. As previously disclosed, on November 7, 2025, the Company and American Woodmark each received a Request for Additional Information and Documentary Material (the "Second Request") from the U.S. Federal Trade Commission (the "FTC") in connection with the Merger. The Company and American Woodmark continue to

work cooperatively with the FTC to obtain regulatory clearance for the Merger as expeditiously as possible. Both companies received the necessary shareholder approval at their respective special meetings of shareholders held on October 30, 2025.

The Merger Agreement contains certain termination rights for each of the Company and American Woodmark. Upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay American Woodmark a termination fee of $30.0 million or a regulatory termination fee of $35.0 million. In addition, upon termination under specified circumstances, American Woodmark may be required to pay the Company a termination fee of $25.0 million.

The Company amended its 2024 Credit Agreement on November 3, 2025 to obtain $375.0 million of delayed draw term loan commitments that will be used to repay and terminate American Woodmark's existing indebtedness, the funding of which is dependent on the closing of the Merger. See Note 12, "Debt," for further discussion of our original credit agreement.

Supreme

On July 10, 2024, we acquired all of the issued and outstanding limited liability interests of Dura Investment Holdings LLC, the parent company of Supreme Cabinetry Brands, Inc. ("Supreme"), a cabinetry company, from GHK Capital Partners LP for $520.0 million in cash. Supreme was a domestic manufacturer of residential cabinetry with a portfolio of product lines significantly focused on premium products. Supreme, with manufacturing facilities located in Minnesota, Iowa and North Carolina, and its two brands, Dura Supreme and Bertch cabinetry, crafts framed and frameless cabinetry for a nationwide network of dealers. The combined company is reaching more customers, through its highly complementary dealer networks, with greater efficiency and effectiveness. Through this transaction, MasterBrand broadened its portfolio of premium cabinetry in the resilient and attractive kitchen and bath categories, further diversifying its channel distribution and adding to its strategically located facility footprint. The acquisition was funded with a combination of cash on hand and proceeds from our revolving credit facility. The purchase consideration was $527.3 million.

(U.S. Dollars presented in millions)		
Cash considerations paid to Supreme shareholders	$	336.4
Cash paid for transaction costs of Supreme		13.9
Repayment of Supreme existing indebtedness and accrued interest		178.2
Total Cash Consideration	$	528.5
Purchase price adjustments		(1.2)
Total Purchase Consideration	$	527.3

The purchase price of Supreme was allocated on a preliminary basis as of the closing date of July 10, 2024. Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Supreme were recognized and measured at fair value. Due to the timing of acquisition close, the preliminary fair value estimates and assumptions were subject to change as we obtained additional information over the measurement period of up to one year from the date of acquisition. Since the initial measurement of the identified assets acquired and liabilities assumed, progress was made in completing certain of our additional valuations and analyses. We finalized our valuation of the identified assets acquired and liabilities assumed during the period ended June 29, 2025. There were no adjustments to the preliminary valuation of identifiable assets acquired and liabilities assumed during the twenty-six weeks ended June 29, 2025.

The following table sets forth the allocation of the purchase consideration to the assets acquired and liabilities assumed of Supreme, with the excess recorded to goodwill:

(U.S. Dollars presented in millions)

Net Assets Acquired	Initial Purchase Price Allocation		Measurement Period Changes		Updated Purchase Price Allocation	
Cash and cash equivalents	$	11.8	$	—	$	11.8
Accounts receivable		11.5		—		11.5
Inventories		17.3		(0.3)		17.0
Other current assets		2.1		(0.1)		2.0
Property, plant and equipment		115.9		(0.5)		115.4
Operating lease right-of-use assets		17.6		—		17.6
Other intangible assets		256.9		2.3		259.2
Other assets		1.9		—		1.9
	$	435.0	$	1.4	$	436.4
Accounts payable	$	7.2	$	—	$	7.2
Current operating lease liabilities		2.4		—		2.4
Other current liabilities		18.0		—		18.0
Deferred income taxes		69.8		(0.6)		69.2
Operating lease liabilities		15.1		—		15.1
Other non-current liabilities		0.3		0.3		0.6
	$	112.8	$	(0.3)	$	112.5
Net Assets Acquired	**$**	**322.2**	**$**	**1.7**	**$**	**323.9**
Goodwill		204.9		(1.5)		203.4
Purchase Consideration	**$**	**527.1**	**$**	**0.2**	**$**	**527.3**

The estimated value of Property, Plant and Equipment includes adjustments totaling $73.2 million to increase the net book value of $42.2 million to the preliminary fair value estimate of $115.4 million. This estimate is based on other comparable acquisitions and historical experience, and preliminary expectations as to the duration of time we expect to realize benefits from those assets.

The estimated fair values of identifiable intangible assets acquired were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on our historical experience and expectations as to the duration of time we expect to realize benefits from those assets. We applied significant judgment in determining the fair value of the intangible assets, which involved the use of Level 3 inputs, including estimates and assumptions of forecasted revenue growth rates, estimated earnings, customer attrition rates, assumed royalty rates and market-participant discount rates, as applicable. The estimated fair values of the identifiable intangible assets acquired, their estimated useful lives and the related valuation methodology are as follows:

(U.S. Dollars presented in millions)

Asset Type	Fair Value		Useful Life	Valuation Methodology
Customer relationships	$	174.1	17.5 years	Multi-period excess earnings
Tradenames		85.1	Indefinite	Relief from royalty method
Total other intangible assets	$	259.2		

The Company recognized $203.4 million of goodwill, of which $180.8 million is tax deductible. The $203.4 million of goodwill recognized is attributable to synergies that are expected to enhance and expand the Company's overall product portfolio and opportunities in new and existing markets, future products that have yet to be determined and Supreme's assembled workforce.

Pro forma financial information

Net sales and earnings related to the operations of Supreme that have been included in our consolidated statements of income for the fifty-two weeks ended December 28, 2025 and for the period from July 10, 2024 to December 29, 2024 are as follows:

(U.S. Dollars presented in millions)	2025	2024
Net Sales	$ 249.8	$ 121.2
Net Income	$ 12.2	$ 1.2

The following table summarizes, on a pro forma basis, the combined results of operations of Supreme and MasterBrand as though the acquisition and the related financing had occurred as of December 26, 2022. The pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition of Supreme occurred on December 26, 2022, nor are they indicative of future consolidated operating results.

(U.S. Dollars presented in millions)	2024	2023
Net Sales	$ 2,836.4	$ 2,979.6
Net Income	$ 140.0	$ 151.8

These pro forma amounts have been calculated after applying our accounting policies and making certain adjustments, which primarily include: (i) depreciation adjustments relating to fair value step-ups to property, plant and equipment; (ii) amortization adjustments relating to fair value estimates of acquired intangible assets; (iii) incremental interest expense associated with the revolving credit facility used, in part, to fund the acquisition, and related debt issuance costs; (iv) cost of products sold adjustments relating to fair value step-ups to inventory; and (v) transaction related costs of both MasterBrand and Supreme.

The Company incurred $28.9 million and $25.4 million of acquisition-related costs for the years ended December 28, 2025 and December 29, 2024, respectively, which are recorded within selling, general and administrative expenses in the consolidated statements of income. The acquisition costs in the year ended December 28, 2025 primarily related to the costs associated with the acquisition of American Woodmark. The acquisition related costs in the year ended December 29, 2024 related to the costs associated with the acquisition of Supreme.

4. Revenue from Contracts with Customers

Our principal performance obligations are the sale of high quality stock, semi-custom and premium cabinetry, as well as vanities, for the kitchen, bath and other parts of the home (collectively, “goods” or “products”). We recognize revenue for the sale of goods based on our assessment of when control transfers to our customers, which generally occurs upon shipment or delivery of the products. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods to our customers. Payment terms on our product sales normally range from 30 to 90 days. Taxes assessed by a governmental authority that we collect are excluded from revenue. The expected costs associated with our contractual warranties are recognized as expense when the products are sold. See Note 17, "Contingencies and Accrued Losses," for further discussion.

We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration the Company will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. In addition, for certain customer program incentives, we receive an identifiable benefit (goods or services) in exchange for the consideration given and record the associated expenditure in selling, general and administrative expenses. We account for shipping and handling costs that occur after the customer has obtained control of a product as a fulfillment activity (i.e., as an expense) rather than as a promised service (i.e., as a revenue element). These costs are classified within selling, general and administrative expenses.

Settlement of our outstanding accounts receivable balances normally occurs within 30 to 90 days of the original sale transaction date. Obligations arise for us from customer rights to return our goods, including among others, product obsolescence, stock rotations, trade-in agreements for newer products and upon termination of a customer contract. We estimate future product returns at the time of sale based on historical experience and record a corresponding refund obligation, which amounted to $2.1 million and $1.9 million as of December 28, 2025 and December 29, 2024, respectively. Refund obligations are classified within other current liabilities in our consolidated balance sheets. Return assets related to the refund obligation are measured at the carrying amount of the goods at the time of sale, less any expected costs to recover the goods and any expected reduction in value.

Net sales to two of the Company's customers, Lowe's and Home Depot, each accounted for greater than 10 percent of the Company's net sales in 2025, 2024 and 2023. Net sales to Lowe's were 20 percent, 22 percent and 21 percent of net sales in 2025, 2024 and 2023, respectively. Net sales to Home Depot were 13 percent, 15 percent and 16 percent of net sales in 2025, 2024 and 2023, respectively.

The Company disaggregates revenue from contracts with customers into (i) major sales distribution channels and (ii) total sales to customers by shipping location, as these categories depict the nature, amount, timing and uncertainty of revenues and cash flows that are affected by economic factors. The following table disaggregates our consolidated revenue by major sales distribution channels and by shipping location for 2025, 2024 and 2023.

(U.S. Dollars presented in millions)		2025		2024		2023
Net Sales by Channel						
Dealers[a]	$	1,500.4	$	1,421.3	$	1,446.5
Retailers[b]		878.4		927.6		967.0
Builders [c]		355.9		351.5		312.7
Net sales	$	2,734.7	$	2,700.4	$	2,726.2
Net Sales by Shipping Location						
United States	$	2,622.2	$	2,575.5	$	2,584.4
Canada		97.9		106.4		125.7
Mexico		14.6		18.5		16.1
Net sales	$	2,734.7	$	2,700.4	$	2,726.2

(a) Represents sales to dealers whose end customers include builders, professional trades and home remodelers, inclusive of sales through our dealers' respective internet website portals.

(b) Represents sales to "Do-It-Yourself" retailers, including our two largest customers: 1) Lowe's and 2) Home Depot, inclusive of sales through their respective internet website portals.

(c) Represents sales directly to builders.

Practical Expedients

Incremental costs of obtaining a contract include only those costs the Company incurs that would not have been incurred if the contract had not been obtained. These costs are required to be recognized as assets and amortized over the period that the related goods or services transfer to the customer. As a practical expedient, we expense as incurred costs to obtain a contract when the expected amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the accompanying consolidated statements of income.

Allowance for Credit Losses

Our primary allowance for credit losses is the allowance for doubtful accounts. The allowance for doubtful accounts reduces the trade accounts receivable balance to the estimated net realizable value that is expected to be collected. The allowance is based on assessments of current creditworthiness of customers, historical collection experience, the aging of receivables and other currently available evidence. Trade accounts receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are included in selling, general and administrative expenses.

The following table summarizes the activity for the allowance for the years ended December 28, 2025 and December 29, 2024:

(U.S. Dollars presented in millions)	2025	2024
Beginning balance	$ 3.0	$ 4.6
Bad debt provision	17.8	0.4
Uncollectible accounts written off, net of recoveries	(3.4)	(2.0)
Ending balance	$ 17.4	$ 3.0

The Company increased the allowance for doubtful accounts by $17.1 million as a result of the Company's assessment of the collectability of a specific customer's receivable balance as of December 28, 2025. The charge, which relates entirely to sales recognized in 2025, was based upon the Company's assessment of the customer's specific facts and circumstances, including its financial outlook and liquidity.

5. Other (Income) Expense, Net

The components of other (income) expense, net for the years ended December 28, 2025, December 29, 2024 and December 31, 2023 were as follows:

(U.S. Dollars presented in millions)	2025	2024	2023
Pension and postretirement benefits other than pensions	$ (0.3)	$ 4.1	$ 2.9
Foreign currency losses (gains)	0.1	(2.0)	3.2
Other items, net	(1.2)	(4.4)	(3.7)
Total other (income) expense, net	$ (1.4)	$ (2.3)	$ 2.4

6. Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of basic earnings per share and diluted earnings per share for the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023:

(U.S. Dollars presented in millions, except per share amounts)	2025	2024	2023
Numerator:			
Numerator for basic and diluted earnings per share - Net income	$ 26.7	$ 125.9	$ 182.0
Denominator:			
Denominator for basic earnings per share - weighted average shares outstanding	127.0	127.1	127.8
Effect of dilutive securities - stock-based awards	2.2	3.8	2.1
Denominator for diluted earnings per share - weighted average shares outstanding	129.2	130.9	129.9
Earnings per share:			
Basic	$ 0.21	$ 0.99	$ 1.42
Diluted	$ 0.21	$ 0.96	$ 1.40

Approximately 0.4 million and 0.7 million shares were excluded from the calculation of diluted earnings per share for the years ended December 28, 2025 and December 31, 2023, respectively, because their inclusion would have been anti-dilutive. There were no shares excluded from the calculation of diluted earnings per share for the year ended December 29, 2024.

7. Balance Sheet Information

Supplemental information on our year-end consolidated balance sheets is as follows:

(U.S. Dollars presented in millions)	December 28, 2025		December 29, 2024	
Inventories:				
Raw materials and supplies	$	193.1	$	197.2
Work in process		24.6		25.7
Finished products		51.4		53.5
Total inventories	$	269.1	$	276.4
Property, plant and equipment:				
Land and improvements	$	41.8	$	37.4
Buildings and improvements to leaseholds		388.8		360.1
Machinery and equipment		684.7		648.8
Construction in progress		44.0		41.4
Property, plant and equipment, gross		1,159.3		1,087.7
Less: accumulated depreciation		656.2		606.2
Property, plant and equipment, net of accumulated depreciation	$	503.1	$	481.5
Other current liabilities:				
Accrued salaries, wages and other compensation	$	63.3	$	54.9
Interest payable		23.0		25.5
Accrued income and other taxes		15.3		14.2
Accrued product warranties		7.3		9.3
Accrued restructuring		2.4		4.9
Derivative payable		—		5.7
Other accrued expenses		76.4		80.7
Total other current liabilities	$	187.7	$	195.2

8. Leases

We have operating and finance leases for buildings and certain machinery and equipment. Operating leases are included in operating lease right-of-use assets, current operating lease liabilities and long-term operating lease liabilities in our consolidated balance sheets. Amounts recognized for finance leases as of and for the years ended December 28, 2025 and December 29, 2024 were immaterial.

Operating lease expense recognized in the consolidated statements of income for 2025, 2024 and 2023 were $31.8 million, $29.4 million and $26.9 million, respectively, including approximately $9.5 million, $9.6 million and $9.4 million of short-term and variable lease costs for 2025, 2024 and 2023, respectively.

Other information related to leases was as follows for the fiscal years ending:

(U.S. Dollars presented in millions, except lease term and discount rate)	December 28, 2025		December 29, 2024		December 31, 2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	23.8	$	21.0	$	17.3
Right-of-use assets obtained in exchange for operating lease obligations	$	144.1	$	16.8	$	23.9
Right-of-use assets obtained upon Supreme acquisition - July 10, 2024	$	—	$	18.3	$	—
Weighted average remaining lease term—operating leases		8.3 years		5.8 years		5.4 years
Weighted average discount rate—operating leases		5.8%		5.4%		4.5%

Total lease payments under non-cancellable operating leases as of December 28, 2025 are expected to be:

(U.S. Dollars presented in millions)		
Fiscal Years Ending:		
2026	$	33.1
2027		32.0
2028		30.4
2029		27.1
2030		24.5
Thereafter		109.5
Total lease payments		256.6
Less imputed interest		(57.1)
Total	$	199.5
Reported as of December 28, 2025		
Current operating lease liabilities	$	24.3
Operating lease liabilities (non-current)		175.2
Total	$	199.5

9. Goodwill and Identifiable Intangible Assets

We had goodwill of $1,127.5 million and $1,125.8 million as of December 28, 2025 and December 29, 2024, respectively. The change in the net carrying amount of goodwill was as follows:

(U.S. Dollars presented in millions)		**Total Goodwill**
Balance at December 31, 2023	$	925.1
Supreme acquisition		203.4
2024 translation adjustments		(2.7)
Balance at December 29, 2024	$	1,125.8
2025 translation adjustments		1.7
Balance at December 28, 2025	$	1,127.5

The gross carrying value and accumulated amortization by class of intangible assets as of December 28, 2025 and December 29, 2024 were as follows:

(U.S. Dollars presented in millions)	As of December 28, 2025						As of December 29, 2024					
	Gross Carrying Amounts		**Accumulated Amortization**		**Net Book Value**		**Gross Carrying Amounts**		**Accumulated Amortization**		**Net Book Value**
Indefinite-lived tradenames[a]	$	268.1	$	—	$	268.1	$	266.1	$	—	$	266.1
Amortizable intangible assets												
Tradenames		10.3		(10.3)		—		10.0		(10.0)		—
Customer and contractual relationships [a]		536.8		(257.2)		279.6		535.4		(230.2)		305.2
Patents/proprietary technology		11.0		(11.0)		—		11.0		(11.0)		—
Total		558.1		(278.5)		279.6		556.4		(251.2)		305.2
Total identifiable intangibles	$	826.2	$	(278.5)	$	547.7	$	822.5	$	(251.2)	$	571.3

[a] During the third quarter of 2024, we completed our acquisition of Supreme, acquiring Indefinite-lived tradenames of $85.1 million and Customer relationships of $174.1 million.

Amortizable intangible assets, principally customer relationships, are subject to amortization on a straight-line basis over their estimated useful life, ranging from 16 to 20 years, based on the assessment of a number of factors that may impact useful life, including customer attrition rates and other relevant factors. We expect to record intangible amortization of $25.6 million annually from 2026 through 2030.

There was no impairment of goodwill or indefinite lived assets for any period presented. The significant assumptions used to estimate the fair values of the tradenames tested quantitatively during the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023 were as follows:

	2025			2024			2023		
Unobservable Input	Min	Max	Wtd Avg[a]	Min	Max	Wtd Avg[a]	Min	Max	Wtd Avg[a]
Discount rate	10.0 %	10.0 %	10.0 %	12.0 %	12.0 %	12.0 %	10.5 %	11.0 %	10.8 %
Royalty rate[b]	3.0 %	4.0 %	2.5 %	3.0 %	4.0 %	3.6 %	3.0 %	4.0 %	3.6 %

[a] Weighted by the relative fair value of the tradenames that were tested quantitatively.
[b] Represents estimated percentage of sales a market-participant would pay to license the tradenames that were tested quantitatively.

10. Financial Instruments

We do not enter into financial instruments for trading or speculative purposes. We principally use financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. Derivative financial instruments are recorded at fair value. The counterparties to derivative contracts are major financial institutions. We are subject to credit risk on these contracts equal to the fair value of these instruments. Management currently believes that the risk of incurring material losses is unlikely and that the losses, if any, would be immaterial to the Company.

We account for derivative instruments as follows:

- *Derivative instruments that are designated as cash flow hedges* - The changes in the fair value of the derivative instrument are reported in other comprehensive income and are recognized in the consolidated statements of income when the hedged item affects earnings. In all periods presented, the recognized gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in cost of products sold on the consolidated statements of income.
- *Derivative instruments that are designated as fair value hedges* - The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized in other expense, net on the consolidated statements of income.
- *Derivative instruments that are designated as net investment hedges* - The changes in fair value of the derivative instrument are recognized in the consolidated statements of income when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

As of and during the fiscal years ended December 28, 2025 and December 29, 2024, we have only entered into foreign currency forward contracts, some of which have been designated as fair value hedges and some of which have been designated as cash flow hedges. We may enter into foreign currency forward contracts to protect against foreign exchange risks associated with certain existing assets and liabilities, forecasted future cash flows and net investments in foreign subsidiaries. Foreign exchange contracts related to forecasted future cash flows correspond to the periods of the forecasted transactions, which generally do not exceed 12 to 15 months subsequent to the latest balance sheet date.

Our primary foreign currency hedge contracts pertain to the Mexican peso and the Canadian dollar. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding at December 28, 2025 was $76.0 million, representing a net settlement asset of $6.1 million. Based on foreign exchange rates as of December 28, 2025, we estimate that $4.9 million of net derivative gains associated with cash flow hedges and included in accumulated other comprehensive income as of December 28, 2025 will be reclassified to earnings within the next twelve months.

The fair values of foreign exchange derivative instruments on the consolidated balance sheets as of December 28, 2025 and December 29, 2024 were:

(U.S. Dollars presented in millions)	Location	December 28, 2025	December 29, 2024
Assets:			
Foreign exchange contracts	Other current assets	$ 6.1	$ —
Total assets		$ 6.1	$ —
Liabilities:			
Foreign exchange contracts	Other current liabilities	$ —	$ 5.7
Total liabilities		$ —	$ 5.7

The effects of cash flow hedging financial instruments included within the consolidated statements of comprehensive income in 2025, 2024 and 2023 were as presented in the table below. When the hedged item affects earnings, amounts are reclassed out of accumulated other comprehensive loss and recognized as a component of cost of products sold.

(U.S. Dollars presented in millions)	Amount Recognized in Statement of Comprehensive Income for Cash Flow Hedging Relationships		
	2025	**2024**	**2023**
Foreign exchange contracts:			
Unrealized holding gains (losses) arising during period	$ 12.0	$ (10.1)	$ 9.6
Less: reclassification adjustment for (gains) losses included in net income	(2.1)	2.9	(10.2)
Unrealized gains (losses) on derivatives	$ 9.9	$ (7.2)	$ (0.6)

The effects of fair value hedging financial instruments included in other (income) expense, net on the consolidated statements of income in 2025, 2024 and 2023 were:

(U.S. Dollars presented in millions)	Amount of (Loss) Gain Recognized in Earnings on Fair Value Hedging Relationships		
	2025	**2024**	**2023**
Foreign exchange contracts:			
Hedged items	$ (0.6)	$ 0.1	$ (1.3)
Derivatives designated as hedging instruments	—	(0.1)	5.9
Net (losses) gains recognized in earnings	$ (0.6)	$ —	$ 4.6

11. Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs due to little or no market activity for the asset or liability, such as internally-developed valuation models.

We do not have any assets or liabilities measured at fair value on a recurring basis that are Level 3, except for certain assumptions in estimating the fair value of indefinite-lived tradenames, as discussed in Note 3, "Acquisition of Supreme," and Note 9, "Goodwill and Identifiable Intangible Assets."

Assets and liabilities measured at fair value on a recurring basis as of December 28, 2025 and December 29, 2024 were as follows:

(U.S. Dollars presented in millions)	Fair Value	
	2025	2024
Assets:		
Derivative asset financial instruments (Level 2)	$ 6.1	$ —
Deferred compensation program assets (Level 2)	10.2	9.6
Total assets	$ 16.3	$ 9.6
Liabilities:		
Derivative liability financial instruments (Level 2)	$ —	$ 5.7

The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. Derivative financial instruments are recorded at fair value.

The estimated fair value of the Company's debt, including current maturities, is based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, at a discount rate for the remaining principal payments. As of December 28, 2025, the fair value of total debt was $1,009.1 million compared to the carrying value of $985.0 million, excluding deferred financing costs. As of December 29, 2024, the fair value of total debt was $1,025.3 million compared to the carrying value of $1,020.0 million, excluding deferred financing costs.

12. Debt

The following table provides a summary of the Company's debt as of December 28, 2025 and December 29, 2024, including the carrying value of the debt less debt issuance costs:

(U.S. Dollars presented in millions)	December 28, 2025 Long-term	December 29, 2024 Long-term
Revolving credit facility due June 2029	$ 285.0	$ 320.0
7.00% Senior Notes due 2032	700.0	700.0
	985.0	1,020.0
Less: Unamortized debt issuance costs	(10.5)	(12.2)
Total	$ 974.5	$ 1,007.8

2022 Credit Agreement

On November 18, 2022, the Company entered into a 5-year, $1.25 billion credit agreement, consisting of a $750.0 million term loan and a $500.0 million revolving credit facility (the "2022 Credit Agreement"). The 2022 Credit Agreement was secured by certain assets as well as the guarantee of certain of our subsidiaries. The $750.0 million term loan had quarterly required amortization payments that began in March 2023.

The revolving credit facility was paid in full during the third quarter of fiscal 2023. In June 2024, the Company refinanced the 2022 Credit Agreement, including extinguishing and repaying all amounts outstanding under the existing term loan facility, inclusive of accrued and unpaid interest.

Interest rates under the 2022 Credit Agreement were variable based on the Secured Overnight Financing Rate ("SOFR") at the time of the borrowing and the Company's net leverage ratio, as measured by net leverage to our consolidated earnings before interest, taxes, depreciation and amortization ("Consolidated EBITDA"). Interest rates could range from SOFR plus 1.85 percent to SOFR plus 2.60 percent.

2024 Refinancing Transaction

On June 27, 2024, the Company completed a private offering (the "Offering") of $700.0 million aggregate principal amount of 7.00 percent Senior Notes due 2032 (the "Senior Notes") and entered into an amended and restated credit agreement (the "2024 Credit Agreement"), which amended and restated the Company's 2022 credit agreement. The Company used the funds from the refinancing transaction, and cash on-hand to: 1) refinance the 2022 credit agreement (including repaying all amounts outstanding under the existing term loan, inclusive of accrued and unpaid interest), 2) fund the acquisition of Supreme on July 10, 2024, and 3) pay all fees and expenses related to the foregoing transactions.

The Senior Notes were issued under the Indenture dated as of June 27, 2024 (the "Indenture") at par. The Senior Notes are the Company's unsecured and unsubordinated debt obligations and are guaranteed, on a senior unsecured basis, by each of the Company's existing and future subsidiaries that are borrowers under or guarantors of the 2024 Credit Agreement. The Senior Notes will mature on July 15, 2032. Interest on the Senior Notes accrues at a rate of 7.00 percent per annum and is payable semi-annually in arrears on January 15 and July 15, beginning on January 15, 2025.

The Senior Notes had an outstanding balance of $700.0 million as of December 28, 2025. As of December 28, 2025, prepaid debt issuance costs related to the Senior Notes were $10.5 million and are being amortized over the term of the debt. These costs are included in long-term debt in our consolidated balance sheets.

The Company may redeem the Senior Notes, in whole or in part, at any time and from time to time prior to July 15, 2027 at a redemption price equal to 100 percent of the principal amount of the Senior Notes redeemed plus a premium and accrued and unpaid interest. At any time and from time to time on or after July 15, 2027, the Company may, at its option, redeem the Senior Notes, in whole or in part, at the applicable redemption price set forth in the Indenture plus, in each case, accrued and unpaid interest. In addition, at any time and from time to time prior to July 15, 2027, the Company may, at its option, redeem up to 40 percent of the aggregate principal amount of the Senior Notes with the proceeds from certain equity offerings at the applicable redemption price set forth in the Indenture.

The Indenture contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its restricted subsidiaries (as defined in the Indenture) to (i) incur additional indebtedness and guarantee indebtedness, (ii) make restricted payments, (iii) create, incur or assume liens or use assets as security in other transactions, (iv) merge, consolidate, or sell, transfer, lease or dispose of substantially all of their assets, (v) sell or transfer certain assets, (vi) enter into or conduct transactions with affiliates of the Company and (vii) agree to certain restrictions or encumbrances on the ability of restricted subsidiaries to pay dividends, make loans or advances, or to otherwise transfer property or assets to the Company or other restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations. The Indenture also includes customary events of default. Certain of the foregoing covenants will be suspended in the event that (i) the Senior Notes receive investment grade ratings from any two of Fitch Ratings Inc., Moody's Investors Service, Inc. or S&P Global Ratings and (ii) no default or event of default has occurred and is continuing under the Indenture. The Company was in compliance with all of its debt covenants under the Indenture as of December 28, 2025.

The 2024 Credit Agreement provides for a 5-year, $750.0 million revolving credit facility. The revolving credit facility is not subject to amortization and will mature in June 2029. The 2024 Credit Agreement is secured by certain assets as well as the guarantee of certain of our subsidiaries. Interest rates under the revolving credit facility are variable based on the SOFR, or, at the Company's option, at a base reference rate equal to the highest of (i) the federal funds rate plus 0.50 percent, (ii) the rate of interest last quoted by JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent") as its "prime rate" and (iii) the one-month SOFR rate plus 1.00 percent (the "Base Rate"), plus, as applicable, a margin ranging from 1.625 percent to 2.25 percent per annum for SOFR-based loans and ranging from 0.625 percent to 1.25 percent per annum for Base Rate-based loans, in each case, depending on the Company's net leverage ratio. The Company also pays customary agency fees and a commitment fee based on the daily unused portion of the revolving credit facility ranging from 0.20 percent to 0.30 percent per annum, depending on its net leverage ratio.

The 2024 Credit Agreement contains customary representations and warranties, affirmative covenants and restrictive covenants. The restrictive covenants limit the Company and its subsidiaries' ability to, among other things, (i) incur indebtedness, (ii) create liens on the Company's or such subsidiaries' assets, (iii) engage in fundamental changes, (iv) make investments, (v) sell or otherwise dispose of assets, (vi) engage in sale-leaseback transactions, (vii) make restricted payments, (viii) engage in certain transactions with affiliates and (ix) enter into agreements restricting the ability of the Company's subsidiaries to make distributions to the Company or incur liens on their assets.

The 2024 Credit Agreement contains a financial covenant that does not permit the Company to allow its net leverage ratio to exceed, in the case of any fiscal quarter ending on or following March 30, 2025, 3.25 to 1.00 or, if the Company consummates any material acquisition, then the Company's net leverage ratio shall not exceed 3.75 to 1.00 for the applicable fiscal quarter in which such acquisition is consummated and the three consecutive fiscal quarters thereafter. The Company is also required to maintain a minimum interest coverage ratio of 3.00 to 1.00. The 2024 Credit Agreement also contains customary events of default. The occurrence of an event of default could result in the termination of commitments under the revolving credit facility, the acceleration of all outstanding amounts thereunder and the requirement to cash collateralize outstanding letters of credit. The Company was in compliance with all of its debt covenants under the 2024 Credit Agreement as of December 28, 2025.

2025 Refinancing Transaction

The Company amended its 2024 Credit Agreement on November 3, 2025 to obtain $375.0 million of delayed draw term loan commitments that will be used to repay and terminate American Woodmark's existing indebtedness, the funding of which is dependent on the closing of the Merger. The interest rate of the delayed draw term loans is a variable rate based on SOFR, plus, a margin depending on the Company's net leverage ratio. The delayed draw term loans will have a maturity coterminous with the revolving credit facility under the 2024 Credit Agreement in June 2029, and there were no material changes to the covenants in place under the 2024 Credit Agreement as a result of this amendment. As of December 28, 2025, prepaid debt issuance costs related to the 2025 Credit Agreement totaled $1.8 million, of which $0.5 million has been has been included in other current assets, and $1.3 million has been has been included in other assets in our consolidated balance sheet. The prepaid debt issuance costs will be amortized over the term of the debt.

The revolving credit facility had an outstanding balance of $285.0 million as of December 28, 2025 and had $441.9 million of availability. Availability under the $750.0 million revolving credit facility is reduced by the outstanding balance under the revolving credit facility and outstanding letters of credit. As of December 28, 2025, prepaid debt issuance costs related to the 2024 Credit Agreement were $3.6 million and are being amortized over the term of the debt. At December 28, 2025, these costs are included in other assets in our consolidated balance sheet.

Over the next five years, debt due to be paid by the Company is as follows:

(U.S. Dollars presented in millions)	Future Debt Payments
2026	$ —
2027	$ —
2028	$ —
2029	$ 285.0
2030	$ —
Thereafter	$ 700.0

Interest paid on debt was $74.4 million, $41.7 million and $64.0 million in 2025, 2024 and 2023, respectively. We did not record any material capitalized interest during 2025, 2024 or 2023.

13. Restructuring Charges

Restructuring charges of $15.2 million in 2025 are largely related to severance costs and other associate-related costs in order to better align our workforce with our forecasted demand within our manufacturing footprint.

Reconciliation of Restructuring Liability

(U.S. Dollars presented in millions)	Balance at December 29, 2024		2025 Provision		Cash Expenditures[a]		Non-cash Writeoffs		Balance at December 28, 2025	
Workforce reduction costs	$	4.8	$	10.6	$	(12.9)	$	—	$	2.5
Other		0.1		4.6		(4.0)		(0.8)		(0.1)
	$	4.9	$	15.2	$	(16.9)	$	(0.8)	$	2.4

(a) Cash expenditures primarily related to severance charges.

Restructuring charges of $18.0 million in 2024 are largely related to severance costs and other associate-related costs in order to better align our workforce with our forecasted demand within our manufacturing footprint. 2024 restructuring charges also include an asset impairment charge associated with the decision to exit a leased manufacturing facility.

Reconciliation of Restructuring Liability

(U.S. Dollars presented in millions)	Balance at December 31, 2023		2024 Provision		Cash Expenditures[a]		Non-cash Writeoffs		Balance at December 29, 2024	
Workforce reduction costs	$	1.3	$	8.7	$	(5.2)	$	—	$	4.8
Facility Closure Costs		—		7.0		—		(7.0)		—
Other		0.1		2.3		(2.3)		—		0.1
	$	1.4	$	18.0	$	(7.5)	$	(7.0)	$	4.9

(a) Cash expenditures primarily related to severance charges.

Restructuring charges of $10.1 million in 2023 are primarily related to severance costs and other associate-related costs in order to better align our workforce with our forecasted demand within our manufacturing footprint, and an asset impairment charge associated with a decision to permanently close our Newton, Kansas manufacturing facility, which had previously been idled.

14. Income Taxes

The components of income from continuing operations before income taxes were as follows:

(U.S. Dollars presented in millions)	2025		2024		2023	
Domestic operations	$	26.6	$	136.2	$	213.2
Foreign operations		19.7		32.1		25.5
Income before income taxes	$	46.3	$	168.3	$	238.7

Income tax expense in the consolidated statements of income consisted of the following:

(U.S. Dollars presented in millions)		2025		2024		2023
Current tax expense						
Federal	$	(1.1)	$	26.8	$	44.2
State		3.2		5.0		9.3
Foreign		4.7		6.0		8.9
Total current tax expense		6.8		37.8		62.4
Deferred tax expense (benefit)						
Federal		15.6		4.7		1.2
State		(2.6)		(0.4)		(2.1)
Foreign		(0.2)		0.3		(4.8)
Total deferred tax expense (benefit)		12.8		4.6		(5.7)
Total income tax expense	$	19.6	$	42.4	$	56.7

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows, in accordance with the updated requirements of ASU 2023-09 for the year ended December 28, 2025:

Component	$	%
Income taxes at U.S. federal statutory income tax rate	$ 9.7	21.0 %
State and local income taxes, net	0.5	1.1
Foreign tax effects		
Singapore		
Singapore - Maquiladora tax benefit	(1.3)	(2.8)
Singapore - Other foreign tax effects	(0.8)	(1.7)
Mexico		
Mexico - Nondeductible benefits	0.8	1.7
Mexico - Inflationary	(0.8)	(1.7)
Mexico - Maquiladora credit	(0.7)	(1.5)
Mexico - Maquiladora tax	2.3	5.0
Mexico -Statutory rate differential	0.6	1.2
Other jurisdictions		
Other foreign tax effects	0.5	1.1
Tax credits		
R&D tax credits	(1.5)	(3.2)
Change in valuation allowance	4.4	9.4
Nontaxable or nondeductible items		
Nondeductible compensation	1.5	3.2
Acquisition-related transaction costs	3.6	7.8
Other nontaxable or nondeductible items	0.7	1.5
Changes in unrecognized tax benefits	(0.6)	(1.2)
Other		
Deferred impact- Subpart F Full Inclusion	2.0	4.3
Adjustment to prior period provision	(1.5)	(3.2)
Other items	0.2	0.3
Total tax provision and effective tax rate	$ 19.6	42.3 %

(a) The states that contribute to the majority (greater than 50 percent) of the tax effect in this category include California and Georgia. State and local income taxes also include state tax credits of $1.2 million.

In 2025, the Company recorded a valuation allowance charge of $4.4 million primarily based on an inability to demonstrate that sufficient future foreign-source taxable income in the general basket category will be available to absorb foreign tax credit carryovers within the ten-year carryforward period. The Company also had nondeductible acquisition-related transaction costs incurred as a result of the pending merger with American Woodmark, which resulted in additional income tax expense of $4.3 million in 2025.

As previously disclosed for the years ended December 29, 2024, and December 31, 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

(in percentages)	2024	2023
Income tax expense at U.S. federal statutory income tax rate	21.0 %	21.0 %
State and local income taxes, net of federal tax benefit	2.3	2.2
Foreign taxes at a different rate than U.S. federal statutory income tax rate	0.9	0.6
Valuation allowance	1.6	(0.1)
Unrecognized tax benefits	(0.4)	—
Foreign legislative exclusion	(1.1)	—
Miscellaneous other, net	0.9	0.1
Effective income tax rate	25.2 %	23.8 %

For 2025, the Company's effective tax rate was 42.3 percent, compared to an effective tax rate of 25.2 percent for 2024. The increase in the effective tax rate between the periods was primarily due to the increase in the valuation allowance and nondeductible acquisition-related transaction costs, as well as changes in foreign income inclusions and changes in book income, partially offset by lower state and local income taxes and the mix of earnings in jurisdictions with differing tax rates.

The 2025 effective income tax rate of 42.3 percent compared to the U.S. federal statutory rate of 21.0 percent was primarily the result of the increase in the valuation allowance and nondeductible acquisition-related transaction costs, as well as changes in foreign income inclusions, nondeductible compensation and net changes in state and local income taxes, partially offset by tax credits and the mix of earnings in jurisdictions with differing tax rates.

For 2024, the Company's effective tax rate was 25.2 percent, compared to an effective tax rate of 23.8 percent for 2023. The increase in effective tax rate was primarily the result of an increase in the valuation allowance, nondeductible acquisition-related costs to the Supreme acquisition and foreign income inclusions net of foreign tax credits, partially offset by foreign exclusions, return-to provision adjustments and the release of specific uncertain tax positions.

For the year ended December 28, 2025, cash income taxes paid directly to taxing authorities, net of refunds received, were as follows:

(U.S. Dollars presented in millions)	2025
Federal	$ 19.8
State	3.7
Foreign	
Mexico	3.6
Canada	1.9
Other foreign	(0.2)
Total income taxes paid	$ 28.8

For the years ended December 29, 2024 and December 31, 2023, income taxes paid directly to taxing authorities, net of refunds received, were $40.7 million and $68.5 million, respectively.

Deferred income tax assets and liabilities are provided for the impact of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. These temporary differences result in taxable or deductible amounts in future years. As of each reporting date, the Company's management considers all evidence, both positive and negative, that could impact management's view regarding the future realization of deferred tax assets. The negative evidence for the 2025 valuation allowance was primarily a result of insufficient future foreign-source taxable income in the general basket category within the ten-year carryover period, as discussed above.

The components of net deferred tax assets (liabilities) as of December 28, 2025 and December 29, 2024 were as follows:

(U.S. Dollars presented in millions)	2025		2024	
Deferred tax assets:				
Operating lease liabilities	$	45.6	$	14.3
Other accrued expenses		14.4		14.4
Compensation and benefits		13.4		8.1
Net operating loss and other tax carryforwards		11.7		11.2
Accounts receivable		13.4		11.1
Interest carryforward		5.7		9.6
Capitalized inventories		4.8		4.8
R&D Capitalization		0.1		10.2
Defined benefit plans		—		0.2
Other		0.4		0.4
Valuation allowance		(8.1)		(3.7)
Total deferred tax assets (net of valuation allowance)		101.4		80.6
Deferred tax liabilities:				
Intangible assets		(178.7)		(176.7)
Fixed assets		(44.7)		(44.0)
Operating lease assets		(43.3)		(12.5)
Prepaid marketing		(3.1)		(3.0)
Other		(0.2)		(0.2)
Total deferred tax liabilities		(270.0)		(236.4)
Net deferred tax liability	$	(168.6)	$	(155.8)

Deferred taxes were classified in the Consolidated Balance Sheets as of December 28, 2025 and December 29, 2024 as follows:

(U.S. Dollars presented in millions)	2025		2024	
Other assets	$	3.0	$	2.9
Deferred income taxes		(171.6)		(158.7)
Net deferred tax liability	$	(168.6)	$	(155.8)

As of December 28, 2025 and December 29, 2024, the Company had deferred tax assets related to net operating losses and other tax credit carryforwards of $11.7 million and $11.2 million, respectively, including foreign tax credit carryforwards of $8.0 million and $8.7 million, respectively. Net operating losses generally expire between 2028 and 2040, foreign tax credits expire between 2029 and 2034 and the other tax credit carryforwards expire between 2030 and 2035. R&D capitalization commenced in 2022 and pertains to the 2017 Tax Cuts and Jobs Act eliminating the immediate expensing of research and experimental expenditures and requiring taxpayers to capitalize their expenditures over a period of years. On July 4, 2025, the OBBBA was enacted into U.S. law. The OBBBA includes changes to several corporate tax provisions, including tax deductions for qualified research expenditures allowing immediate expensing of prior year R&D capitalized.

The Company evaluated its ability to realize tax benefits associated with deferred tax assets and concluded, based on all available positive and negative evidence, that it is more likely than not that a portion of the deferred tax assets are not expected to be realized. Accordingly, a valuation allowance of $8.1 million and $3.7 million as of December 28, 2025 and December 29, 2024, respectively, was recorded to reduce the deferred tax assets related to the net operating losses and tax credit carryforwards.

A reconciliation of the Company's gross change in unrecognized tax benefits ("UTBs"), including accrued interest and penalties, is as follows:

(U.S. Dollars presented in millions)	2025	2024	2023
Unrecognized tax benefits—beginning of year	$ 0.5	$ 0.9	$ 1.2
Gross additions—current year tax positions	—	—	—
Gross additions—prior year tax positions	—	—	—
Gross reductions—prior year tax positions	(0.3)	(0.4)	(0.3)
Gross reductions—settlements with taxing authorities	—	—	—
Unrecognized tax benefits—end of year	$ 0.2	$ 0.5	$ 0.9
Unrecognized tax benefits—accrued interest and penalties	0.2	0.5	0.7
Gross unrecognized tax benefits	$ 0.4	$ 1.0	$ 1.6

In 2025 and 2024, the Company released $0.3 million and $0.4 million of prior year tax positions due to the expiration of the statute of limitations, respectively.

Liabilities related to UTBs, including interest and penalties, are reported as a liability within the Consolidated Balance Sheet. The Company regularly assesses the likelihood of an adverse outcome resulting from examinations to determine the adequacy of its tax reserves.

The Company classifies interest and penalty accruals related to UTBs as income tax expense. In 2025, the Company recognized interest and penalty benefit of approximately $0.3 million. In 2024 and 2023, the Company recognized interest and penalty benefit of approximately $0.2 million and expense of $0.2 million, respectively.

As of December 28, 2025, the Company believed that it is more-likely-than-not that the tax positions it has taken would be sustained upon the resolution of its audits resulting in no material impact on its consolidated financial position, results of operations and cash flows. However, the final determination with respect to any tax audits, and any related litigation, could be materially different from the Company's estimates or from its historical income tax provisions and/or accruals and could have a material effect on operating results or cash flows in the periods for which that determination is made. In addition, future period earnings may be adversely impacted by litigation costs, settlements, interest and/or penalty assessments.

For pre-Separation periods, the Company's federal income tax returns, and various state income tax returns that included operations of the Company, were filed by Fortune Brands and remain open and subject to examination for tax years after 2021. In addition to the U.S., the Company has tax years that remain open and subject to examination by tax authorities in Canada for years after 2020 and in Mexico for years after 2019.

As of December 28, 2025, the Company is not permanently reinvested with respect to all earnings generated by foreign operations. There was no material deferred tax liability recorded for foreign and state tax costs associated with the future remittance of these undistributed earnings. We expect to have the ability to repatriate available non-U.S. cash without significant additional tax cost.

15. Pension and Other Postretirement Plans

We had a defined benefit pension plan in the United States covering many of the Company's associates. However, the plan was frozen to new participants and benefit accruals were frozen for active participants on or before December 31, 2016. In addition, the Company provides postretirement health care and life insurance benefits to certain associates in Mexico ("the postretirement plan"). Service cost for the postretirement plan in 2025, 2024 and 2023 relates to benefit accruals for an associate group in Mexico who receive statutorily-mandated retiree health and welfare benefits. The defined benefit pension plan provided and the postretirement plan provides payment of retirement benefits, mainly commencing between the ages of 55 and 65. After meeting certain qualifications, an associate acquired (for the defined benefit pension plan) or acquires (for the postretirement plan) a vested right to future benefits. The benefits payable under the plans were (for the defined benefit pension plan) or are (for the postretirement plan) generally determined on the basis of an associate's length of service and/or earnings. Employer contributions to the plans were made (for the defined benefit pension plan) or are made (for the postretirement plan), as necessary, to ensure legal funding

requirements are satisfied. Also, from time to time, we made (for the defined benefit pension plan) or may make (for the postretirement plan) contributions in excess of the legal funding requirements.

During 2023, the Board of Directors of MasterBrand, Inc. approved a plan to terminate the defined benefit pension plan. The termination and settlement process preserves retirement benefits due to participants but changes the ultimate payor of such benefits. During 2024, the Company offered a lump-sum benefit payout option to certain plan participants, resulting in $41.9 million of payments to participants who elected this option, equivalent to approximately 34 percent of the Company's benefit obligation for the plan. Due to the size of the lump-sum distribution, in accordance with U.S. GAAP, the Company was required to recognize a non-cash settlement charge of $2.9 million in the fourth quarter of 2024.

On February 18, 2025, the Company completed the purchase of group annuity contracts with an insurance company, in which the liability, plan administration and payout of benefits were irrevocably transferred. In June 2025, the insurance company began paying plan benefits to eligible plan participants through the group annuity contracts. As a result of the final settlement of the plan, the Company recognized a non-cash settlement charge of $0.4 million recorded within other income, net in the accompanying consolidated statements of income for the fifty-two weeks ended December 28, 2025.

As a result of the termination of the defined benefit pension plan, the Company recognized a surplus in plan assets of $7.2 million. The Company used the surplus to satisfy other Company obligations for qualified replacement plans. As of December 28, 2025, there are no remaining surplus funds held within the defined benefit pension plan and the plan is closed.

Net actuarial gains and losses occur when actual experience differs from any of the assumptions used to value the plans or when assumptions change as they may each year. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value obligations as of the measurement date and the differences between expected and actual returns on pension plan assets.

(U.S. Dollars presented in millions)	Pension Benefits		Postretirement Benefits	
Obligations and Funded Status	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Change in the Projected Benefit Obligation (PBO):				
Projected benefit obligation at beginning of year	$ 82.2	$ 135.6	$ 3.7	$ 4.1
Service cost	—	—	0.5	0.5
Interest cost	0.7	5.4	0.4	0.3
Actuarial (gain) loss	(5.8)	(10.7)	0.5	0.2
Benefits paid	(2.9)	(6.2)	(0.3)	(0.1)
Lump sum benefits paid	(74.2)	(41.9)	—	—
Curtailment gain	—	—	(0.4)	(1.3)
Projected benefit obligation at end of year	$ —	$ 82.2	$ 4.4	$ 3.7
Accumulated benefit obligation at end of year (excludes the impact of future compensation increases)	$ —	$ 82.2	$ 3.1	$ 2.6
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 81.5	$ 131.1	$ —	$ —
Actual return on plan assets	0.6	(1.5)	—	—
Employer contributions	0.4	—	0.3	0.1
Benefits paid	—	(6.2)	(0.3)	(0.1)
Lump sum benefits paid	(82.5)	(41.9)	—	—
Fair value of plan assets at end of year	$ —	$ 81.5	$ —	$ —
Funded status (Fair value of plan assets less PBO)	$ —	$ (0.7)	$ (4.4)	$ (3.7)

For the year ended December 28, 2025, the gain on the pension obligation is primarily due to the finalization of plan liabilities in conjunction with the transfer of the plan liabilities to an insurance company. For the year ended December 29, 2024, the gain on the pension obligation is primarily due to a combination of increasing discount rates and the actuarial gains from lump sum payments made from the plan during the year.

The accumulated benefit obligation exceeded the fair value of the pension plan assets at December 29, 2024.

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Postretirement Benefits	
(U.S. Dollars presented in millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Current liabilities	$ —	$ (0.1)	$ (0.5)	$ (1.1)
Noncurrent liabilities	—	(0.6)	(3.9)	(2.6)
Net amount recognized	$ —	$ (0.7)	$ (4.4)	$ (3.7)

As of December 29, 2024 and December 31, 2023, we utilized the Society of Actuaries' base MP-2021 mortality projection scale without adjustment.

The amounts in accumulated other comprehensive loss on the Consolidated Balance Sheets that have not yet been recognized as components of net periodic benefit cost were as follows:

(U.S. Dollars presented in millions)	Pension Benefits	Postretirement Benefits
Net actuarial loss at December 31, 2023	$ 13.5	$ 0.2
Recognition of actuarial (loss) gain	(2.8)	0.2
Current year actuarial gain	(5.0)	(0.3)
Net actuarial loss at December 29, 2024	$ 5.7	$ 0.1
Recognition of actuarial gain	—	0.4
Current year actuarial gain	(5.7)	(0.5)
Net actuarial loss at December 28, 2025	$ —	$ —

Components of net periodic cost (benefit) were as follows:

Components of Net Periodic Cost (Benefit)	Pension Benefits			Postretirement Benefits		
(U.S. Dollars presented in millions)	2025	2024	2023	2025	2024	2023
Service cost	$ —	$ —	$ —	$ 0.5	$ 0.5	$ 0.5
Interest cost	0.7	5.4	6.5	0.4	0.3	0.3
Expected return on plan assets	(0.6)	(4.1)	(7.1)	—	—	—
Recognition of actuarial (gains) losses	—	(0.2)	2.9	—	—	—
Settlement/Curtailment (gain)/loss	(0.4)	2.9	—	(0.5)	(0.2)	0.3
Net periodic cost	$ (0.3)	$ 4.0	$ 2.3	$ 0.4	$ 0.6	$ 1.1

Assumptions	Pension Benefits			Postretirement Benefits		
	2025	2024	2023	2025	2024	2023
Weighted-average assumptions used to determine benefit obligations at balance sheet date:						
Discount rate	N/A	5.5%	4.8%	10.0%	10.7%	9.2%
Weighted-average assumptions used to determine net cost (benefit) for years ended:						
Discount rate	N/A	4.8%	5.2%	9.4%	9.9%	9.4%
Expected long-term rate of return on plan assets	N/A	4.5%	3.8%	—%	—%	—%

Plan Assets

The fair value of the pension assets by major category of plan assets as of December 29, 2024 were as follows:

(U.S. Dollars presented in millions)	Total as of balance sheet date
	2024
Collective trusts:	
Cash and cash equivalents	$ 9.7
Fixed income	71.8
Total	$ 81.5

As of December 29, 2024, our defined benefit plan Master Trust owned a variety of investment assets. All of these investment assets were measured using net asset value per share as a practical expedient per ASC 820. Following the retrospective adoption of ASU 2015-07 (Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share) we excluded all investments measured using net asset value per share in the amount of $81.5 million as of December 29, 2024, from the tabular fair value hierarchy disclosure.

Investment assets as of December 29, 2024, consisting of fixed income funds and cash and cash equivalents, have no specified redemption frequency and notice period, and may be redeemed daily. As of December 29, 2024, we did not have an intent to sell or otherwise dispose of these investment assets at prices different than the net asset value per share.

Our investment strategy was to protect the funded status of the defined benefit plan with a portfolio of fixed income investments and cash which was designed to offset changes in the plan's liabilities related to changes in the discount rate. The asset allocation policy of the plan allowed for liability-hedging assets, including fixed income funds and cash. Asset allocations were reviewed periodically to ensure the allocation met the needs of the liability structure.

Estimated Future Retirement Benefit Payments

The following retirement benefit payments are expected to be paid by the respective plans:

(U.S. Dollars presented in millions)	Postretirement Benefits
2026	$ 0.6
2027	$ 0.4
2028	$ 0.4
2029	$ 0.4
2030	$ 0.4
Years 2031-2035	$ 2.9

Defined Contribution Plan Contributions

We sponsor a number of defined contribution plans. Contributions are determined under various formulas. Cash contributions by the Company related to these plans amounted to $22.8 million, $19.9 million and $18.2 million in 2025, 2024 and 2023, respectively.

16. Commitments

Purchase Obligations

Purchase obligations of the Company as of December 28, 2025 were $65.6 million, of which $39.3 million is due within one year. Purchase obligations include contracts for selling and administrative services and capital expenditures.

17. Contingencies and Accrued Losses

Product Warranties

We generally record warranty expense related to contractual warranty terms at the time of sale. We may also provide customer concessions for claims made outside of the contractual warranty terms and those expenses are recorded in the period in which the concession is made. We offer our customers various warranty terms based on the type of product that is sold. Warranty expense is determined based on historic claim experience and the nature of the product category. The following table summarizes activity related to our product warranty liability for the years ended 2025, 2024 and 2023.

(U.S. Dollars presented in millions)	2025		2024		2023	
Reserve balance at the beginning of the year	$	9.3	$	12.9	$	11.2
Provision for warranties issued		23.2		21.4		32.7
Settlements made (in cash or in kind)		(25.2)		(25.0)		(31.0)
Reserve balance at end of year	$	7.3	$	9.3	$	12.9

Litigation

The Company is a defendant in lawsuits that are ordinary routine litigation matters incidental to our business and operations. In addition, other matters, including tax assessments, audits, claims and governmental investigations and proceedings covering a wide range of matters are pending against us. It is not possible to predict the outcome of the pending actions, and, as with any such matters, it is possible that these actions could be decided unfavorably to the Company. The Company believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the Company's results of operations, cash flows or financial condition, and where appropriate, these actions are being vigorously contested. Accordingly, the Company believes the likelihood of material loss is remote. However, such matters are subject to inherent uncertainties and unfavorable rulings or other events could occur. The Company regularly undergoes tax audits in various jurisdictions in which our products are sold or manufactured. In the future, costs related to such audits or an unfavorable outcome could have a material impact on our consolidated results of operations, cash flows and financial condition.

Following an audit for the 2018 tax year, the Mexican tax administration service, the SAT, issued a tax assessment in the amount of 944.8 million Mexican pesos (approximately $52.7 million USD as of December 28, 2025) to our subsidiary, Woodcrafters Home Products, S. de R.L. de C.V., for allegedly failing to make certain tax payments and to export timely certain merchandise. The Company disputed these findings, and the SAT annulled their decision on January 11, 2024. In order to prevent the 2018 tax year from further audit by the SAT, the Company has filed an action to declare this annulment final in the specialized court of trade and customs in Monterrey, Nuevo Leon, Sala Especializada en Materia de Comercio Exterior y Auxiliar – Noreste, Tribunal Federal de Justicia Administrativa. We reserved an immaterial amount related to the 2018 tax year audit as our best estimate of our probable liability as of December 28, 2025 and December 29, 2024. While we cannot predict with certainty the outcome of any future review relating to the 2018 tax year or other open tax years, based on currently known information, we believe our risk of additional loss is remote and not estimable.

Environmental

We reserve for remediation activities to clean up potential environmental liabilities as required by federal and state laws based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. There were no material environmental accruals as of December 28, 2025 and December 29, 2024.

18. Stock-Based Compensation

Certain of the Company's associates participate in a stock-based compensation plan sponsored by MasterBrand, Inc. Our stock-based compensation plan, the MasterBrand, Inc. 2022 Long-Term Incentive Plan (the "Plan"), includes stock options, restricted stock, restricted stock units, performance shares, performance units, other types of stock-based awards, and other cash-based compensation. As of December 28, 2025, approximately 7.5 million shares of common stock remained authorized for issuance under the Plan. In addition, shares of common stock that were granted and subsequently expired, terminated, cancelled or forfeited, or were used to satisfy the required withholding taxes with respect to existing awards under the Plan may be recycled back into the total numbers of shares available for issuance under the Plan. Upon the exercise or payment of stock-based awards, shares of common stock are issued from authorized common shares of MasterBrand, Inc.

Stock-based compensation expense under the MasterBrand, Inc. Plan was as follows:

(U.S. Dollars presented in millions)	2025	2024	2023
Performance awards	$ 1.2	$ 5.7	$ 1.2
Restricted stock units	14.9	15.8	15.6
Stock option awards	—	0.4	1.0
Total pre-tax expense	16.1	21.9	17.8
Tax benefit	4.0	5.4	4.2
Total after tax expense	$ 12.1	$ 16.5	$ 13.6

Performance Share Awards

Performance share awards ("PSAs") have been granted to officers and certain associates of the Company and represent the right to earn shares of MasterBrand, Inc. common stock based on the achievement of their company-wide non-GAAP performance conditions, including average adjusted return on net tangible assets and cumulative adjusted EBITDA during the three-year performance period. Compensation cost is amortized into expense over the performance period, which is generally three years, and is based on the probability of meeting performance targets. The fair value of each PSA is based on the average of the high and low stock price on the date of grant.

During 2025, we granted 420,147 PSAs. During 2024, we granted 562,587 PSA. The following table summarizes activity with respect to PSAs outstanding under the MasterBrand, Inc. Plan:

	Number of Performance Share Awards	Weighted-Average Grant-Date Fair Value
Non-vested at December 29, 2024	950,239	$ 14.11
Granted	420,147	$ 13.16
Vested	(2,450)	$ 14.09
Forfeited	(101,828)	$ 16.04
Non-vested at December 28, 2025	1,266,108	$ 13.64

The remaining unrecognized pre-tax compensation cost related to PSAs at December 28, 2025 was approximately $2.6 million (based on the current estimated probability of meeting performance targets), and the weighted-average period of time over which this cost will be recognized is 1.54 years. The fair value of PSAs that vested during 2025, 2024 and 2023 was $0.1 million in each year. The weighted-average grant date fair value of PSAs that were granted during 2025, 2024 and 2023 were $13.16, $17.05 and $9.91, respectively.

Restricted Stock Units

Restricted stock units ("RSUs") have been granted to officers and certain associates of the Company and represent the right to receive shares of MasterBrand, Inc. common stock subject to continued employment through each vesting date. RSUs generally vest ratably over a three-year period, with 1/3 vesting on the 1st anniversary of the grant date, 1/3 vesting on the 2nd anniversary of the grant date, and 1/3 vesting on the 3rd anniversary of the grant date. In addition, certain associates can elect to defer receipt of a portion of their RSU awards upon vesting. Compensation cost is recognized over the service period. We calculate the fair value of each RSU granted by using the average of the high and low stock price on the date of grant.

The following table summarizes activity with respect to RSUs outstanding under the MasterBrand, Inc. Plan:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Non-vested at December 29, 2024	2,956,748	$ 11.70
Granted	1,281,825	$ 12.99
Vested	(1,636,475)	$ 10.49
Forfeited	(225,745)	$ 13.35
Non-vested at December 28, 2025	2,376,353	$ 13.08

The remaining unrecognized pre-tax compensation cost related to RSUs at December 28, 2025 was approximately $16.8 million, and the weighted-average period of time over which this cost will be recognized is 1.77 years. The fair value of RSUs that vested during 2025, 2024 and 2023 was $21.4 million, $29.5 million and $10.6 million, respectively. The weighted-average grant date fair value of RSUs that were granted during 2025, 2024 and 2023 were $12.99, $17.58 and $10.28, respectively.

Stock Option Awards

Stock options have been granted to officers and certain associates of the Company and represent the right to purchase shares of MasterBrand, Inc. common stock subject to continued employment through each vesting date. Stock options granted under the Plan generally vest over a three-year period and generally have a maturity of ten years from the grant date.

All stock-based compensation to associates is required to be measured at fair value and expensed over the requisite service period. We recognize compensation expense on awards on a straight-line basis over the requisite service period for the entire award.

MasterBrand, Inc. did not grant any stock options in fiscal 2025, 2024 or 2023. The fair value of MasterBrand, Inc. options granted in future periods will be estimated at the date of grant using a Black-Scholes option pricing model with assumptions for current expected dividend yield, expected volatility, risk-free interest rate and an expected term.

A summary of MasterBrand, Inc. stock option activity for the year ended December 28, 2025 was as follows:

	Options	Weighted-Average Exercise Price
Outstanding at December 29, 2024	1,334,292	$ 9.36
Granted	—	$ —
Exercised	(4,310)	$ 5.92
Expired/forfeited	—	$ —
Outstanding at December 28, 2025	1,329,982	$ 9.38

Options outstanding and exercisable at December 28, 2025 were as follows:

Range Of Exercise Prices	Options Outstanding[a]			Options Exercisable[b]	
	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$5.92 to $10.76	1,329,982	4.63	$ 9.38	1,329,982	$ 9.38

[a] At December 28, 2025, the aggregate intrinsic value of options outstanding was $2.5 million (as compared to $6.8 million at December 29, 2024).
[b] At December 28, 2025 the weighted-average remaining contractual life of options exercisable was 4.6 years (as compared to 5.5 years at December 29, 2024) and the aggregate intrinsic value of options exercisable was $2.5 million (as compared to $6.4 million at December 29, 2024).

There is no remaining unrecognized compensation cost related to unvested awards at December 28, 2025, as all stock option awards have vested. The fair value of options that vested during the years ended 2025, 2024 and 2023 was $0.4 million, $0.8 million and $1.4 million, respectively. No options were exercised in 2024 or 2023.

19. Accumulated Other Comprehensive Income (Loss)

Total accumulated other comprehensive loss consists of net income and other changes in business equity from transactions and other events from sources other than shareholders. It includes currency translation gains and losses, realized gains and losses from derivative instruments designated as cash flow hedges, and defined benefit plan adjustments. The after-tax components of and changes in accumulated other comprehensive loss were as follows:

(U.S. Dollars presented in millions)	Foreign Currency Adjustments	Derivative Hedging Gain (Loss)	Pension and Other Postretirement Plans Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at December 25, 2022	$ (8.0)	$ 2.8	$ (9.3)	$ (14.5)
Amounts classified into accumulated other comprehensive income (loss)	12.1	9.6	(3.1)	18.6
Amounts reclassified into earnings	—	(10.2)	2.4	(7.8)
Net current period other comprehensive income (loss)	12.1	(0.6)	(0.7)	10.8
Balance at December 31, 2023	$ 4.1	$ 2.2	$ (10.0)	$ (3.7)
Amounts classified into accumulated other comprehensive (loss) income	(27.7)	(10.1)	4.0	(33.8)
Amounts reclassified into earnings	—	2.9	1.9	4.8
Net current period other comprehensive (loss) income	(27.7)	(7.2)	5.9	(29.0)
Balance at December 29, 2024	$ (23.6)	$ (5.0)	$ (4.1)	$ (32.7)
Amounts classified into accumulated other comprehensive income	19.2	12.0	4.7	35.9
Amounts reclassified into earnings	—	(2.1)	(0.3)	(2.4)
Net current period other comprehensive income	19.2	9.9	4.4	33.5
Balance at December 28, 2025	$ (4.4)	$ 4.9	$ 0.3	$ 0.8

20. Stock Repurchase Programs

On May 9, 2023, we announced our Board of Directors' authorization of a stock repurchase program ("2023 Share Repurchase Authorization") under which we could repurchase up to $50.0 million of our common stock over a twenty-four month period, which expired on April 23, 2025. On March 13, 2025, our Board of Directors authorized an additional stock repurchase program ("2025 Share Repurchase Authorization") under which we may repurchase up to $50.0 million of our common stock over a thirty-six month period expiring on March 13, 2028. This stock repurchase program is in addition to the 2023 Share Repurchase Authorization.

Both stock repurchase programs allow the Company to repurchase shares at management's discretion for general corporate purposes. As a result of the authorization of both plans, we may repurchase shares from time to time through open market purchases, privately-negotiated transactions, block trades or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

The timing and amount of our purchases will depend upon prevailing market conditions, our available capital resources, our financial and operational performance, alternative uses of capital and other factors. We may limit or terminate the 2025 Share Repurchase Authorization at any time.

During fiscal 2025, we repurchased 1,415,429 shares of our common stock under our 2023 and 2025 Share Repurchase Authorizations. The shares were repurchased at a cost of approximately $18.1 million, or an average of $12.82 per share. During fiscal 2024 we repurchased 371,499 shares of our common stock under our 2023 Share Repurchase Authorization. The shares were repurchased at a cost of approximately $6.5 million, or an average of $17.58 per share.

As of December 28, 2025, $47.4 million remained authorized for purchase under the 2025 Share Repurchase Authorization.

21. Segment Information

The Company has one operating and reportable segment that is organized based on the nature of products the Company sells, its production and distribution mode, the internal management structure and information that is regularly provided to the chief operating decision maker ("CODM") for the purpose of assessing performance and allocating resources.

The Company is the largest manufacturer of residential cabinets in North America with a portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. Our production and distribution modes were determined to be a single reportable segment, as discrete financial information by sale distribution channel and by customer shipping location is limited to sale-related metrics, as disclosed in Note 4, "Revenue from Contracts with Customers."

Our chief executive officer is our CODM. The CODM uses net income predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances from net income on a monthly basis when making decisions about allocating capital resources to the reportable segment. The CODM also uses net income for evaluating the performance of the reportable segment and in determining the compensation of certain employees.

The following summarizes the significant and other operating expenses reviewed by the CODM:

(U.S. Dollars presented in millions)		2025		2024		2023
Net sales	$	2,734.7	$	2,700.4	$	2,726.2
Less:						
Raw materials		979.0		962.3		988.1
Production labor and overhead		928.1		861.1		836.7
Non-production associate-related costs		210.6		199.2		196.2
Distribution costs		163.1		161.8		169.4
Commissions		59.0		47.2		48.4
Provision for bad debt		17.8		0.4		1.9
Amortization of intangibles		25.6		20.2		15.3
Other segment items [a]		232.5		212.5		163.9
Interest expense		74.1		74.0		65.2
Gain on sale of asset		—		(4.3)		—
Other (income) expense, net		(1.4)		(2.3)		2.4
Income tax expense		19.6		42.4		56.7
Consolidated net income	$	26.7	$	125.9	$	182.0

[a] Other segment items include outside service costs, acquisition-related costs, restructuring charges and other expenses.

The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM does not review segment assets at a different asset level or category.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MasterBrand, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of MasterBrand, Inc. and its subsidiaries (the "Company") as of December 28, 2025 and December 29, 2024, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 28, 2025, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 28, 2025, appearing after Item 16 and the signatures, (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2025 and December 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Quantitative Impairment Tests – Certain Indefinite-Lived Tradenames

As described in Notes 2 and 9 to the consolidated financial statements, the Company's consolidated indefinite-lived tradenames balance was $268.1 million as of December 28, 2025, a portion of which relates to certain tradenames. Management reviews indefinite-lived tradenames for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived tradename exceeds its fair value. Fair value is measured by management using the relief-from-royalty approach. Significant assumptions used to determine the estimated fair values are forecasted revenue growth rates, assumed royalty rates and market-participant discount rates.

The principal considerations for our determination that performing procedures relating to the quantitative impairment tests for certain indefinite-lived tradenames is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of certain tradenames; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates for certain tradenames; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's quantitative impairment tests for indefinite-lived tradenames, including controls over the valuation of certain indefinite-lived tradenames. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of certain tradenames, (ii) evaluating the appropriateness of the relief-from-royalty approach used by management; (iii) testing the completeness and accuracy of underlying data used in the relief-from-royalty approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates for certain tradenames. Evaluating management's significant assumptions related to forecasted revenue growth rates and assumed royalty rates involved evaluating whether the significant assumptions used by management for certain tradenames were reasonable considering, (i) the current and past performance of the business associated with certain tradenames; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's relief-from-royalty approach and (ii) the reasonableness of the assumed royalty rate and market-participant discount rate significant assumptions for certain tradenames.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 13, 2026

We have served as the Company's auditor since 2021.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended ("Exchange Act"). Based on this evaluation, our principal executive officer and principal financial officer, concluded that, as of December 28, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in *Internal Control — Integrated Framework* (2013) issued by the COSO, our management concluded that our internal control over financial reporting was effective as of December 28, 2025.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 28, 2025, as stated in their report, which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter ended December 28, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the year ended December 28, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted an insider trading policy (the "Insider Trading Policy") applicable to our officers, directors, team members and certain persons and entities (collectively, "Covered Persons") that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the NYSE listing standards.

The information required by this item is incorporated by reference from the applicable information set forth in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC.

Code of Ethics

Information regarding the Company's code of conduct and ethics is available on the Company's website at https:// www.masterbrand.com. To access this information, first click on "Investors", then click on "Governance" and then click on "Governance Documents" on the Company's website. Then, select the "Code of Business Conduct and Ethics" and "Code of Ethics for Senior Financial Officers" links.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the applicable information set forth in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated by reference from the applicable information set forth in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the applicable information set forth in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the applicable information set forth in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. <u>Consolidated Financial Statements</u>

2. <u>Financial Statement Schedule</u>

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedules, or because the information required is included in the Consolidated Financial Statements or the notes thereto.

3. <u>Exhibits</u>
The exhibits listed on the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Incorporated by reference herein	
		Form	Date
2.1	Separation and Distribution Agreement, dated December 14, 2022, between Fortune Brands Home & Security, Inc. and MasterBrand, Inc.	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
2.2 +	Agreement and Plan of Merger, dated as of May 20, 2024, by and among Dura Investment Holdings LLC, GHK North Star Holdings LLC, as Seller Representative, MasterBrand Cabinets LLC and Dogwood Merger Sub LLC.	Current Report on Form 8-K (File No. 001-41545)	July 11, 2024
2.3	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 9, 2024, by and among Dura Investment Holdings LLC, GHK North Star Holdings LLC, as Seller Representative, MasterBrand Cabinets LLC and Dogwood Merger Sub LLC	Current Report on Form 8-K (File No. 001-41545)	July 11, 2024
2.4+	Agreement and Plan of Merger, dated as of August 5, 2025, by and among MasterBrand, Inc., Maple Merger Sub, Inc., and American Woodmark Corporation	Current Report on Form 8-K (File No. 001-41545)	August 6, 2025
3.1	Corrected and Amended and Restated Certificate of Incorporation of MasterBrand, Inc., effective August 7, 2023	Current Report on Form 10-Q (File No. 001-41545)	August 9, 2023
3.2	Amended and Restated Bylaws of MasterBrand, Inc., effective June 4, 2025	Current Report on Form 8-K (File No. 001-41545)	June 4, 2025 March
4.1	Description of Securities	Current Report on Form 10-K (File No. 001-41545)	10, 2023 June 27,
4.2	Indenture, dated as of June 27, 2024, by and among the Company, the Subsidiary Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee.	Current Report on Form 8-K (File No. 001-41545)	2024
4.3	Form of 7.00% Senior Notes due 2032.	Current Report on Form 8-K (File No. 001-41545)	June 27, 2024
10.1	Tax Allocation Agreement, dated December 14, 2022, between Fortune Brands Home & Security, Inc. and MasterBrand, Inc.	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.2	Employee Matters Agreement, dated December 14, 2022, between Fortune Brands Home & Security, Inc. and MasterBrand, Inc.	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.3	MasterBrand, Inc. 2022 Long-Term Incentive Plan*	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.4	MasterBrand, Inc. Annual Executive Incentive Compensation Plan*	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.5	Form of Severance and Change of Control Agreement*	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.6	MasterBrand, Inc. Deferred Compensation Plan*	Current Report on Form 8-K (File No. 001-41545)	December 15, 2022
10.7	Amended and Restated Credit Agreement, dated as of June 27, 2024, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	Current Report on Form 8-K (File No. 001-41545)	June 27, 2024
10.8	First Amendment to Amended and Restated Credit Agreement, dated as of November 3, 2025, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	Current Report on Form 10-Q (File No. 001-41545)	November 5, 2025
19.1	Insider Trading Policy (x)		
21.1	Subsidiaries of the Company (x)		
23.1	Consent of Independent Registered Public Accounting Firm (x)		

24.1	Power of Attorney (included as part of the page titled "Signatures")			
31.1	Certification of principal executive officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002 (x)			
31.2	Certification of principal financial officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002 (x)			
32.1	Certification of principal executive officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (x)			
32.2	Certification of principal financial officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (x)			
97	Dodd-Frank Clawback Policy, effective September 6, 2023	Current Report on Form 10-K (File No. 001-41545)	February 27, 2024
101.INS	XBRL Instance Document (x)			
101.SCH	XBRL Taxonomy Extension Schema Document (x)			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (x)			
101.DEF	XBRL Taxonomy Extension Definition			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (x)			
101.LAB	XBRL Taxonomy Extension Label			
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.			

\+ Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

* Management contract or compensatory plan or arrangement.

(x) Filed herewith.

Item 16.   Form 10-K Summary

Not applicable**.**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2/13/2026   MasterBrand, Inc.

By: /s/ R. David Banyard, Jr.

Name: R. David Banyard, Jr.

Title: President & Chief Executive Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. David Banyard, Jr. and Andrean Horton, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Banyard, Jr.	President, Chief Executive Officer, & a Director	2/13/2026
R. David Banyard, Jr.	(Principal Executive Officer)	
/s/ Andrea H. Simon	Executive Vice President & Chief Financial Officer	2/13/2026
Andrea H. Simon	(Principal Financial Officer)	
/s/ Mark A. Young	Vice President & Chief Accounting Officer	2/13/2026
Mark A. Young	(Principal Accounting Officer)	
/s/ David D. Petratis	Non-Executive Chairman of the Board	2/13/2026
David D. Petratis		
/s/ Catherine Y. Courage	Director	2/13/2026
Catherine Y. Courage		
/s/ Juliana L. Chugg	Director	2/13/2026
Juliana L. Chugg		
/s/ Robert C. Crisci	Director	2/13/2026
Robert C. Crisci		
/s/ Ann Fritz Hackett	Director	2/13/2026
Ann Fritz Hackett		
/s/ Jeffery S. Perry	Director	2/13/2026
Jeffery S. Perry		
/s/ Patrick S. Shannon	Director	2/13/2026
Patrick S. Shannon		

Schedule II Valuation and Qualifying Accounts
For the years ended December 28, 2025, December 29, 2024 and December 31, 2023

(U.S. Dollars presented in millions)	Balance at Beginning of Period		Charges[a]		Write-offs and Deductions[b]		Balance at End of Period	
2025:								
Allowance for cash discounts and sales allowances	$	10.6	$	55.6	$	58.6	$	7.6
Customer program allowance		34.6		132.9		135.7		31.8
Valuation allowance for deferred tax assets		3.7		4.4		—		8.1
2024:								
Allowance for cash discounts and sales allowances	$	4.9	$	57.8	$	52.1	$	10.6
Customer program allowance		43.0		125.7		134.1		34.6
Valuation allowance for deferred tax assets		1.0		2.7		—		3.7
2023:								
Allowance for cash discounts and sales allowances	$	5.6	$	73.5	$	74.2	$	4.9
Customer program allowance		58.3		146.5		161.8		43.0
Valuation allowance for deferred tax assets		1.2		(0.2)		—		1.0

[a] Charges related to the allowance for cash discounts and sales allowances and the customer program allowance are classified as a reduction in net sales. Charges also include the impact of the Supreme Customer program allowance at the date of acquisition. Charges related to the valuation allowance for deferred tax assets are classified as income tax expense.

[b] Net of immaterial foreign currency impact.

(THIS PAGE INTENTIONALLY LEFT BLANK)

APPENDIX – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

To supplement the financial information presented in accordance with Generally Accepted Accounting Principles in the United States ("GAAP") in this 2025 Annual Report, certain non-GAAP financial measures as defined under SEC rules have been included. It is our intent to provide non-GAAP financial information to enhance understanding of our financial information as prepared in accordance with GAAP. Non-GAAP financial measures should be considered in addition to, not as a substitute for, other financial measures prepared in accordance with GAAP. Our methods of determining these non-GAAP financial measures may differ from the methods used by other companies for these or similar non-GAAP financial measures. Accordingly, these non-GAAP financial measures may not be comparable to measures used by other companies

In this 2025 Annual Report, we use EBITDA, adjusted EBITDA, adjusted EBITDA margin, and free cash flow, which are all non-GAAP financial measures:

- EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We evaluate the performance of our business based on income before income taxes, but also look to EBITDA as a performance evaluation measure because interest expense is related to corporate functions, as opposed to operations. For that reason, we believe EBITDA is a useful metric to investors in evaluating our operating results. Adjusted EBITDA is calculated by removing the impact of non-operational results and special items from EBITDA. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales.
- Free cash flow is defined as cash flow from operations less capital expenditures. We believe that free cash flow is a useful measure to investors because it is a meaningful indicator of cash generated from operating activities available for the execution of our business strategy, and is used in the management of our business, including decisions concerning the allocation of resources and assessment of performance.

As required by SEC rules, see below for detailed reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures:

(U.S. Dollars presented in millions, except percentages)	December 26, 2021	December 25, 2022	December 31, 2023	December 29, 2024	December 28, 2025
Reconciliation of Net Income to EBITDA to Adjusted EBITDA					
Net income (GAAP)	**$182.6**	**$155.4**	**$182.0**	**$125.9**	**$26.7**
Related party interest income, net	(4.6)	(12.9)	—	—	—
Interest expense	—	2.2	65.2	74.0	74.1
Income tax expense	55.7	58.0	56.7	42.4	19.6
Depreciation expense	44.4	47.3	49.0	57.1	67.9
Amortization expense	17.8	17.2	15.3	20.2	25.6
EBITDA (Non-GAAP Measure)	**$295.9**	**$267.2**	**$368.2**	**$319.6**	**$213.9**
[1] Acquisition-related costs	—	—	—	25.4	28.9
[2] Restructuring charges	4.2	25.1	10.1	18.0	15.2
[3] Restructuring-related charges (adjustments)	3.7	12.7	(0.2)	—	20.5
[4] Gain on sale of asset	—	—	—	(4.3)	—
[5] Recognition of actuarial losses and pension settlement losses (gains)	—	0.2	2.9	2.7	(0.4)
[6] Purchase accounting cost of products sold	—	—	—	2.2	—
[7] Separation costs	—	15.4	2.4	—	—
[8] Asset impairment charges	—	46.4	—	—	—
[9] Costs related to pending insurance claims, net of insurance proceeds	—	—	—	—	3.0
[10] Allowance for credit loss	—	—	—	—	17.1
Adjusted EBITDA (Non-GAAP Measure)	**$303.8**	**$367.0**	**$383.4**	**$363.6**	**$298.2**
Net sales (GAAP)	**$2,855.3**	**$3,275.5**	**$2,726.2**	**$2,700.4**	**$2,734.7**
Net Income Margin % (GAAP)	**6%**	**5%**	**7%**	**5%**	**1%**
Adjusted EBITDA Margin % (Non-GAAP Measure)	**11%**	**11%**	**14%**	**13%**	**11%**
Reconciliation of Net Cash provided by Operating Activities to Free Cash Flow					
Net cash provided by operating activities (GAAP)	$148.2	$235.6	$405.6	$292.0	$195.7
Less: Capital Expeditures (GAAP)	(51.6)	(55.9)	(57.3)	(80.9)	(78.2)
Free Cash Flow (Non-GAAP Measure)	**$96.6**	**$179.7**	**$348.3**	**$211.1**	**$117.5**

TICK LEGEND:

[1] Acquisition-related costs are transaction and integration costs, including legal, accounting and other professional fees, severance, stock-based compensation, and other integration related costs. These charges are primarily recorded within selling, general and administrative expenses within the Consolidated Statements of Income. Acquisition-related costs are significantly impacted by the timing and complexity of the underlying acquisition related activities and are not indicative of the Company's ongoing operating performance. The acquisition-related costs incurred in 2024 are associated with the acquisition of Supreme Cabinetry Brands, Inc., which was announced in the second quarter of fiscal 2024 and closed early in the third quarter of fiscal 2024. The acquisition-related costs in 2025 are primarily associated with the pending acquisition of American Woodmark, which is expected to close in early 2026. Costs for both acquisitions are comprised primarily of professional fees.

[2] Restructuring charges are nonrecurring costs incurred to implement significant cost reduction initiatives and may consist of workforce reduction costs, facility closure costs, cessation of operations, and other costs to maintain certain facilities where operations have ceased, but which we are still responsible for. The restructuring charges for all periods presented primarily include costs related to workforce reductions, lease abandonment and asset disposals for facilities that have been closed, but not yet sold. The fiscal 2024 restructuring charges also include an asset impairment charge associated with the decision to exit a leased manufacturing facility.

[3] Restructuring-related charges (adjustments) are expenses directly related to restructuring initiatives that do not represent normal, recurring expenses necessary to operate the business, but cannot be reported as restructuring under GAAP. The restructuring-related charges for all periods presented primarily include losses on disposal of inventories from exiting product lines, losses on the sale of facilities closed as a result of restructuring actions, and costs resulting from the redeployment of equipment within the manufacturing footprint. The restructuring-related adjustments in fiscal 2023 are recoveries of previously recorded restructuring-related charges resulting from changes in estimates of accruals recorded in prior periods.

[4] Gain on sale of asset relates to a gain resulting from the sale of facilities and land on December 12, 2024. The location was previously closed in conjunction with the consolidation of our warehouse facilities to enable efficiencies and increase annual savings. This facility sold for a purchase price of $6.6 million, resulting in a $4.3 million gain recognized as a separate component of non-operating income in the Consolidated Statements of Income.

[5] We exclude the impact of actuarial gains and losses related to our U.S. defined benefit pension plan as they are not deemed indicative of future operations. In addition, during 2024, the Company offered a lump-sum benefit payout option to certain plan participants related to the decision to terminate our defined benefit pension plan, resulting in a $2.9 million non-cash settlement charge. During 2025, the Company recognized a net settlement gain of $0.4 million related to the final valuation of the pension plan.

[6] Purchase accounting cost of products sold relates to the fair market value adjustment required under GAAP for inventory obtained in the acquisition of Supreme Cabinetry Brands, Inc. All inventory obtained was sold in the third quarter of 2024.

[7] Separation costs represent one-time costs incurred directly by MasterBrand related to the separation from Fortune Brands.

[8] We exclude the impact of pre-tax impairment charges related to impairments of indefinite-lived tradenames.

[9] Costs related to pending insurance claims, net of insurance proceeds, are excluded as they are not deemed indicative of future operations. The costs recognized in 2025 are related to the incurrence of insurable events within the manufacturing footprint. We are pursuing insurance recoveries and any funds received will be used to offset these costs in future periods.

[10] Allowance for credit loss represents a one-time, non-cash charge resulting from the Company's assessment of the collectability of a specific customer's receivable balance of $17.1 million as of December 28, 2025. The reserve relates entirely to sales recognized in 2025 and arose from facts and circumstances specific to this customer. The charge is recorded within selling, general and administrative expense in the Consolidated Statements of Income and is not indicative of the Company's ongoing operating performance.

BOARD OF DIRECTORS*



**David Petratis
(Non-Executive Chair)**
Former President and
Chief Executive Officer,
Allegion plc



R. David Banyard, Jr.
President and Chief
Executive Officer,
MasterBrand, Inc.



Juliana Chugg
Former Executive
Vice President and
Chief Brand Officer,
Mattel, Inc.



Catherine Courage
Vice President,
Google



Robert Crisci
Former Chief
Financial Officer,
Lineage Logistics, LLC



Ann Fritz Hackett
Former Strategy
Consulting Partner
and Co-Founder,
Personal Pathways, LLC



Jeffery Perry
Founder and Chief
Executive Officer,
Lead Mandates LLC



Patrick Shannon
Former Senior Vice
President and Chief
Financial Officer,
Allegion plc

EXECUTIVE MANAGEMENT*



R. David Banyard, Jr.
President and Chief
Executive Officer



Rob Andersen
Executive Vice President
and Chief Commercial
Officer, Dealer, Builder
Direct and Distributor



Navi Grewal
Executive Vice President
and Chief Digital and
Technology Officer



Andrean Horton
Executive Vice President,
Chief Legal Officer
and Secretary



Dana Hudson
Executive Vice President
and Chief Growth Officer



Bruce Kendrick
Executive Vice President
and Chief Human
Resources Officer



Nathaniel Leonard
Executive Vice President,
Corporate Strategy
and Development



Gay McMichael
Executive Vice President
and Chief Commercial
Officer, Retail



Andrea Simon
Executive Vice
President and Chief
Financial Officer



Kurt Wanninger
Executive Vice
President and Chief
Operations Officer

*As of April 22, 2026



MASTERBRAND®

3300 Enterprise Pkwy., Suite 300
Beachwood, OH 44122

masterbrand.com